UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C:** Offering Statement

☐ **Form C-U:** Progress Update

☐ **Form C/A:** Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ **Form C-AR:** Annual Report

☐ **Form C-AR/A:** Amendment to Annual Report

☐ **Form C-TR:** Termination of Reporting

Name of Issuer:

Tallgrass Pictures LLC d/b/a IZOLA

Legal status of Issuer:

Form:

Limited liability company

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

November 15, 2004

Physical Address of Issuer:

3312 Front Street, San Diego, California 92103

Website of Issuer:

https://izolabakery.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

For purposes of the following disclosures, “Closing” means each closing of the Offering, including each interim rolling closing and the final closing. Upon the final Closing, the Issuer will pay, or authorize the deduction from the Offering proceeds of, the cash fee then payable to OpenDeal Portal LLC d/b/a Republic (the “Intermediary”). The cash fee will be calculated cumulatively based on the aggregate gross proceeds accepted in the Offering through that Closing, as follows: 0% of amounts up to $100,000; 3.4% of the portion above $100,000 through $1,500,000; 2.5% of the portion above $1,500,000 through $3,000,000; and 2.0% of the portion above $3,000,000. The Issuer will also pay the other fees and expenses at the times and in the amounts expressly provided in that certain Offering Agreement dated September 1, 2026, between Tallgrass Pictures LLC and the Intermediary (the “Offering Agreement”).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

Republic or its permitted designee will receive its securities-compensation Units only upon the final Closing of the Offering; no such Units will be issued or delivered at an interim rolling Closing. The number issued at the final Closing equals one percent (1%) of the aggregate Units actually issued to cash investors across all interim rolling Closings and the final Closing, excluding Republic’s compensation Units from that base, rounded once to the nearest whole Unit, with an exact half rounded upward. Allocate that whole-Unit entitlement among all Offering pricing tiers in proportion to the aggregate cash-investor Units actually issued at each tier across all Closings: first assign the whole-number portion of each proportional allocation, then assign remaining Units by largest fractional remainder, with ties resolved in favor of the lower-price tier. Republic will execute the same form of Subscription Agreement and receive the same securities, with the same applicable tier prices, terms, conditions, and rights as the corresponding cash-investor Units, except that its consideration is satisfaction of the Issuer’s securities-compensation obligation under the September 1, 2026 Offering Agreement rather than cash, and provisions applicable solely to cash investments do not apply. Republic’s Units dilute other holders economically. Interim Closing records may accrue the contractual compensation obligation, but no accrued compensation is an issued or outstanding Unit or confers Member rights before final Closing. For these compensation mechanics, final Closing means the designated closing concluding the Offering after completed cash-investor sales, including a final settlement closing with no additional cash subscriptions. This does not change any refund obligation under the Offering Agreement or Form C-W policy.

Type of Security Offered:

Membership Units of Tallgrass Pictures LLC (“Units”)

Target Number of Securities to be Offered:

Approximately 35,714 Units at the $75,000 target; actual Units depend on subscription allocations and the per-investor whole-Unit rounding rule

Price (or Method for Determining Price):

$2.10 per Unit for the first $250,000 of aggregate accepted subscriptions; $2.20 per Unit above $250,000 through $500,000; and $2.30 per Unit thereafter. A subscription crossing a threshold is divided between applicable tiers. Only whole Units will be issued. For subscriptions spanning pricing tiers, the number of Units will be calculated separately at each applicable price, combined, and rounded down to the nearest whole Unit. Any residual subscription amount resulting from rounding will be retained by the Issuer without issuance of an additional Unit.

Target Offering Amount:

$75,000

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ **Other:** At the Intermediary’s discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

October 31, 2027, subject to lawful extension or earlier termination

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

40

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$5,248,707	$4,933,173
Cash & Cash Equivalents	$306,419	$268,552
Accounts Receivable	$0	$0
Current Liabilities	$462,229	$516,312
Long-term Liabilities	$2,891,202	$3,146,549
Revenues/Sales	$3,085,824	$1,399,675
Cost of Goods Sold	$644,807	$369,234
Taxes Paid	$0	$0
Net Income/(Loss)	$272,687	$(594,541)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Tallgrass Pictures LLC d/b/a IZOLA

IZOLA

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT

IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". Tallgrass Pictures LLC d/b/a IZOLA is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The disclosures speak as of their stated dates, and the Issuer's business, financial condition, results of operations, and prospects may change. The Issuer will provide amendments, updates, and investor reconfirmation opportunities when required by applicable law. Nothing in this Form C disclaims responsibility for required disclosures or waives any investor right or remedy that cannot lawfully be waived.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current

facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

1. THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Membership Units (the "**Securities**" or "**Units**") on a best efforts basis as described in this Form C (this **"Offering**"). The Minimum Individual Purchase Amount is $1,000, unless waived in writing by the Manager for a particular subscription, subject to applicable law and the Intermediary's reasonable compliance requirements. The Issuer imposes no additional Maximum Individual Purchase Amount beyond applicable investor limits and the remaining amount available under the Maximum Offering Amount. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs, subject to applicable law and any required disclosures or notices. The Issuer must raise an amount equal to or greater than the Target Offering Amount by October 31, 2027 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

Only whole Units will be issued. For a subscription spanning pricing tiers, the Unit calculations at the applicable prices will be combined and rounded down once to the nearest whole Unit. The Issuer will retain any residual subscription amount without issuing an additional Unit.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **Each Investor must subscribe using the same legal name or entity name used in the Investor's identity-verification and subscription materials. Inaccurate or inconsistent identifying information may delay or prevent acceptance of the investment commitment, issuance or proper recording of the Securities, or delivery of distributions and other investor communications.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using

the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/IZOLA (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If a material change occurs while the Offering remains open, the Issuer will file and make available any required Form C amendment. The Intermediary will notify Investors with outstanding investment commitments that have not yet closed and request reconfirmation in accordance with applicable law. This reconfirmation process does not apply to investments completed at a prior intermediate closing. If an Investor with an unclosed investment does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

1.1 Offering Summary

Term	Disclosure
Issuer	Tallgrass Pictures LLC, doing business as IZOLA (the "Issuer" or "IZOLA")
Entity	California limited liability company formed November 15, 2004
Principal office	3312 Front Street, San Diego, California 92103
Current bakery	1429 Island Avenue, San Diego, California
Intermediary	OpenDeal Portal LLC d/b/a Republic, a registered funding portal (CIK 0001751525; SEC File No. 007-00167; CRD 283874)
Securities	Directly issued membership units of Tallgrass Pictures LLC ("Units")
Target Offering Amount	$75,000
Maximum Offering Amount	$5,000,000
Campaign duration / Offering Deadline	October 31, 2027, subject to any extension, amendment or earlier termination permitted by applicable law.
Minimum investment	$1,000, unless waived in writing by the Manager for a particular subscription, subject to applicable law and Republic's reasonable compliance requirements.

Term	Disclosure
Price — first early-bird tranche	$2.10 per unit for the first $250,000 in aggregate accepted investment commitments
Price — second early-bird tranche	$2.20 per unit for accepted commitments above $250,000 through $500,000
Price — standard tranche	$2.30 per unit for accepted commitments above $500,000 through the $5,000,000 maximum
Target units	Approximately 35,714 Units at the $75,000 target; actual Units depend on subscription allocations and the per-investor whole-Unit rounding rule
Maximum cash-investor units	Up to approximately 2,189,206 Units sold for cash under Section 1.3. At final Closing only, Republic receives approximately 21,892 additional Units at the maximum raise, for approximately 2,211,098 total Offering Units. The 2,250,000-Unit authorized pool includes approximately 38,902 Units of unissued authorization headroom. Actual issuances depend on accepted subscriptions and rounding. Headroom does not authorize bonus Units, different pricing or compensation, or proceeds above the disclosed maximum.
Oversubscriptions	Subscriptions above the Target Offering Amount will be accepted on a first-come, first-served basis up to the Maximum Offering Amount, unless the Issuer establishes and properly discloses another allocation method permitted by applicable law.

Direct ownership. Investors will acquire Tallgrass Pictures LLC membership units (“Units”) directly from the Issuer and will become members only upon the closing and acceptance steps described in the subscription documents and Operating Agreement joinder or adoption instrument. No investor will receive a SAFE, custodial interest, nominee interest, trust interest or interest in a special-purpose vehicle.

1.2 Security and Governing Documents

The Issuer offers directly issued Units. The governing documents are the June 9, 2022 Operating Agreement in Exhibit H; the Subscription Agreement, the Joinder Agreement, Membership Proxy, and the Spousal Consent included at Exhibit B; and the Articles. The Operating Agreement controls discrepancies with the Subscription Agreement under Section 13.14; the Articles and nonwaivable law remain controlling.

Investor’s execution of this Subscription Agreement constitutes the Investor’s acknowledgement that they have received and reviewed a complete copy of the Operating Agreement, and with Investor’s execution of the Joinder Agreement and Membership Proxy, Investor agrees to become a party to and to be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as if they were an original signatory thereto as a Member. If Investor is married or in a registered domestic partnership, Investor shall have the Spousal Consent executed in the form attached hereto at Exhibit B upon request of the Manager. A closing for the Investor’s purchase (a “Closing”) occurs only when (a) Investor has executed this Subscription Agreement, (b) Investor has executed the Joinder Agreement and the Membership Proxy, (c) the Manager or the Manager’s designee accepts the subscription, (d) all applicable cancellation or revocation periods have expired, and (e) the applicable funds have fully cleared. At the Closing, when cash Investor subscriptions have been accepted, the Investor participating in the specific Closing will receive confirmation of the successful subscription from Republic and the Investor will be added to the Issuer’s Unit register as a member and owner of Units. All final fully executed subscription documents are populated and delivered to Investor at the final Closing through Republic’s standard platform workflow. The Units are uncertificated and recorded on the Issuer’s Unit register at Closing.

At the maximum raise, approximately 2,189,206 cash-investor Units plus 21,892 Republic compensation Units total 2,211,098 issued Units, leaving approximately 38,902 Units unissued within the authorized pool. The remainder is unused authorization, not solely whole-Unit rounding. Actual issuances depend on accepted subscriptions and rounding; Republic compensation Units are issued at final Closing only.

The Joinder Agreement, Membership Proxy, and the Spousal Consent (if applicable), power of attorney, representative authority, transfer restrictions, lockups and lawful waivers are contractual commitments under the Subscription Agreement, subject to the Operating Agreement, required transaction approvals and nonwaivable law. These commitments do not amend the Operating Agreement or impose additional personal obligations on pre-existing holders.

The Units are not deposits, are not insured, are not traded on a public market and are subject to substantial transfer restrictions. Investors should expect to hold the Units indefinitely. Investors do not have a right to require redemption.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

1.3 Amount-Based Tranche Pricing

Pricing Tier	Accepted Subscription Amount	Price per Unit	Approximate Units
First early-bird tranche	First $250,000	$2.10	Approximately 119,048 Units
Second early-bird tranche	Above $250,000 through $500,000	$2.20	Approximately 113,636 Units
Standard tranche	Above $500,000 through $5,000,000	$2.30	Up to approximately 1,956,522 Units

The pricing tranches illustrated above are based on the aggregate dollar amount of accepted investment commitments, not on calendar deadlines. A subscription that crosses the $250,000 or $500,000 threshold will be divided among the applicable prices: the portion completing the first $250,000 will be priced at $2.10 per Unit, the portion between $250,000 and $500,000 will be priced at $2.20 per Unit, and the remainder will be priced at $2.30 per Unit. Before accepting any investment, the investor interface and transaction records will disclose the applicable price or prices and number of Units.

Failed, cancelled or rejected commitments will not count toward the $250,000 or $500,000 pricing thresholds. Any amount attributable to a failed, cancelled or rejected commitment will return to the applicable lower-priced tier allotment and may be purchased by a later accepted investor. Completed purchases will not be retroactively repriced except as required by law.

1.4 Basis for Price

The offering prices were determined arbitrarily by the Issuer. The Intermediary has not assigned a pre-Offering valuation, and the Issuer makes no representation as to the reasonableness of any implied valuation. The table below shows only the arithmetic implied by the outstanding Unit count and the applicable price per Unit; it is not an independent appraisal or assurance of resale value. No public market exists, and one may never develop.

Pricing Tier	Implied Calculation	Implied Valuation
First early-bird tranche	13,424,892 outstanding units × $2.10	$28,192,273.20
Second early-bird tranche	13,424,892 outstanding units × $2.20	$29,534,762.40

Pricing Tier	Implied Calculation	Implied Valuation
Standard tranche	13,424,892 outstanding units × $2.30	$30,877,251.60

1.5 Manager Control and Investor Limitations

The Issuer is manager-managed, and Jeffrey Lamont Brown is its sole Manager and currently holds approximately 71.5% of its outstanding Units. Investors should purchase the Units only if they are willing to entrust Issuer decisions to the Manager, subject to the Operating Agreement and applicable law.

Exclusive management: The Manager makes the Issuer's operational, personnel, contracting, borrowing, financing, investment and business decisions, subject to the Operating Agreement and nonwaivable law. A Member may not bind the Issuer unless the Manager gives written authority.

No management rights: The Units have no management rights except as required by the Operating Agreement or nonwaivable law.. Each Unit has the same per-Unit economic participation as an existing membership Unit, subject to the Operating Agreement and lawfully created senior rights. Previously issued Units are not reclassified.

Manager removal: Under Section 3.6, Jeffrey Brown cannot be removed as Manager unless a majority of voting Units excluding his Units establishes, through a formal judgment in a court of law, that he committed fraud in performing his Manager duties.

Compensation, reserves and distributions: The Manager may determine his reasonable management compensation and reimbursement in good faith. Distributions occur only when and as the Manager determines, after considering liabilities, reserves and reinvestment. No distribution, redemption or return of capital is assured.

Additional capital and dilution: The Issuer may borrow or raise additional capital and admit additional Members. Existing ownership percentages may be diluted. Units may be issued for consideration and on terms the Manager determines, subject to the Operating Agreement.

Classes with senior rights: Section 2.1 of the Operating Agreement authorizes creation and issuance of additional classes or series of Units with economic, liquidation, distribution, conversion, redemption, governance or voting rights that may be senior, pari passu or junior to the Units, subject to the Operating Agreement and applicable law.

Amendments. Section 13.3 generally permits amendments approved by the Manager and a majority of voting Units, with specified Manager-only administrative or qualification amendments. It prohibits enlarging a Member's obligations without that Member's consent. The Subscription Agreement does not amend the Operating Agreement; any future amendment requires authorization under Section 13.3 and applicable law.

Power of attorney: Each Member appoints the Manager as the Member's attorney-in-fact for specified Issuer documents, including permitted amendments, governmental filings, admission or substitution of Members, and dissolution or termination documents. The power is stated to be irrevocable, coupled with an interest and generally surviving death, dissolution and assignment. It is not a general personal power of attorney and remains subject to the Operating Agreement and law.

Sale and drag-along: Section 8.6 continues to permit a majority of outstanding Units to initiate an all-Units sale to an independent third party with its stated allocation and liability protections, and includes drag-along provisions.

Corporate conversion or reorganization: Section 13.16 provides contractual authority for the Manager to convert the Issuer to corporate form and take related steps while preserving Members' relative ownership, voting, and economic positions. That provision does not eliminate mandatory statutory approvals. A conversion or merger may require approval by each class, including a class otherwise designated non-voting; the Subscription Agreement provides support covenants and a proxy for legally delegable votes on the actual transaction after required disclosure.

Transfers and dissociation: Transfers are restricted and a transferee becomes a substitute Member only after satisfying the Operating Agreement and, for non-permitted transfers, obtaining Manager consent. A dissociated Member generally becomes an economic-interest owner without management, voting or most information rights and does not receive cash or assets merely because of dissociation.

California law and arbitration: The Operating Agreement is governed by California law. Most disputes are subject to binding JAMS arbitration in San Diego, subject to the exceptions and procedures in Section 13.6.

1.6 Investor Acknowledgment of Concentrated Control

By executing the Subscription Agreement and becoming a Member, each investor acknowledges the concentrated-control, dilution, amendment, transfer, proxy, drag-along and reorganization provisions summarized in Sections 1.5 through 1.7, subject to the governing documents and applicable law.

1.7 Contractual Protections Supporting Financings and Liquidity Transactions

Approved Transactions and required participation. Sections 4.2(d) and 13 of the Subscription Agreement obtain investor commitments to support a Company Unit Sale or a Conversion, each as defined in Section 4.2(d) (an "Approved Transaction"). Upon the Manager's written direction, an investor may be required to dispose of all of the investor's Units in a Company Unit Sale or convert the investor's Units in a Conversion and accept the authorized consideration and successor governing documents, subject to the conditions stated in Section 4.2(d). The investor has no promised tag-along or separate right to participate in another holder's sale. Requested implementation documents are generally due within three business days, with longer mandatory periods controlling. Effective proxy authority may eliminate the need for another signature request.

Proxy and continuing transaction authority. Sections 4.2(f) of the Subscription Agreement provides that each investor appoints the Manager as the investor's proxy and as the investor's attorney-in-fact, with full power and authority to act in its name and on its behalf in the execution, acknowledgment and filing of documents relating to the Issuer and its business, including without limitation the following: (i) any amendments to the Operating Agreement (subject to the provisions of Section 13.3 of the Operating Agreement); (ii) any instrument which may be required to be filed by the Company under appropriate state law or by any governmental agency or which the Manager deems advisable to file; and (iii) any documents which may be required to be filed by the Issuer in connection with the admission of substitute or additional Members, or the dissolution and termination of the Issuer, provided such continuation or dissolution and termination are in accordance with the terms of the Operating Agreement. Investor further acknowledges that the power of attorney granted to the Manager: (x) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or dissolution of the investor, (y) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by a single signature of the Manager acting as attorney-in-fact for all of them, and (z) shall survive the delivery of an assignment by a Member of the whole or any portion of its ownership interest in the Company; except that where the assignee of the whole of a Member's Units has been approved by the Manager for admission to the Issuer as a substitute Member, the power of attorney of the assignor shall survive the effective date of such substitution for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution. Section 4.2(e)(ii) of the Subscription Agreement provides that the Manager is appointed as the authorized Transaction Representative to implement effective consents and Approved Transactions. Within the authority granted, authorized documents may be executed without first requesting another investor signature or waiting for an investor default. The appointment covers successor interests and continues after the investor disposes of Units for administration of outstanding transaction payments, claims, escrows, and obligations. Legally delegable class or statutory votes may be exercised on an actual transaction after required disclosure; a generic advance consent does not eliminate a mandatory transaction-specific approval. Participants may rely on the appointment and an appropriate authority certificate within the stated limits. The existing Majority Selling Group appointment is supplemented.

No side or matching rights. Special rights require an express writing signed by the Manager with all required approvals. Another investor's, lender's, acquirer's, or employee's negotiated terms do not give an Investor matching, participation, consent, most-favored-nation, or liquidity rights. Official Offering disclosures and liability for material misstatements or omissions remain applicable.

Transaction consideration and liability. An investor may be required to accept cash, securities, rollover interests, deferred or contingent payments, and proportionate transaction expenses, escrows, holdbacks, reserves, purchase-price adjustments, and seller indemnities. Applicable same-class treatment and allocation requirements remain controlling. Shared transaction liability is several, proportionate, and capped at consideration actually received, including later payments, except for the investor's own fraud, willful misconduct, or breach of a representation, warranty, or covenant made solely by that investor. The investor supplies personal title, authority, ownership, tax, and similar representations, and may share a capped seller indemnity concerning Issuer representations without making those representations personally. No additional capital contribution, personal guarantee, employment obligation, or personal noncompetition covenant is imposed without a separate lawful agreement. Section 8.6 economic allocation and liability protections remain controlling for a Company Unit Sale. The Subscription Agreement's separate transaction commitments operate only to the extent consistent with the Operating Agreement and applicable law.

Single representative and payment administration. The Transaction Representative may execute implementation documents, receive notices, appoint agents, settle transaction indemnity and contingent-payment claims, administer reserves and adjustments, and approve payments within the authority and liability limits granted. Consideration may be paid to an authorized agent for the investor's account, with lawful withholding and proportionate deductions. Missing payment, title, tax, or compliance documents may delay that investor's payment without blocking an otherwise lawful closing, but do not forfeit the investor's entitlement. Customary closing releases preserve transaction-document rights and nonwaivable claims. These future-transaction reserves do not authorize an Offering-proceeds holdback at a rolling Closing.

Affiliate contractual terms. Subscription Agreement Section 4.2(a)(i) obtains the investor's fully informed consent to specifically disclosed existing affiliate transactions, to the fullest extent permitted by law. This includes the Main Lease and related property, equipment, financing, advance and guarantee arrangements only to the extent identified and materially described in Subscription Exhibit 2 and this Form C and its exhibits. The effect and limits of that consent are governed by Section 13. For future affiliate transactions, it grants no additional approval, consultation, notice, disclosure or participation right and includes waivers of additional rights only to the extent lawful and consistent with the Operating Agreement. Sections 3.4 and 5.1 of the Operating Agreement and legally required transaction-specific disclosures and approvals remain controlling. These contractual commitments do not amend the Operating Agreement or modify fiduciary duties. Execution alone does not supply informed consent where additional disclosure or transaction-specific approval is required.

Future issuances and implementing amendments. Section 4.2(b) of the Subscription Agreement discloses that if the Manager determines that the Issuer has cash needs in excess of available funds, the Issuer may: (i) borrow funds from financial institutions or other third party sources of capital; (ii) borrow funds from the Manager or an Affiliate of the Manager or from a Member or an Affiliate of a Member; and (iii) raise additional capital for infusion into the Issuer, and, to the extent the parties investing such capital are not already Members, to admit such parties as additional members. Investor acknowledges and agrees that in admitting new Members, Investor's respective ownership percentage will be subject to dilution. Consistent with the foregoing, Investor agrees that they shall execute all amendments and modifications to the Operating Agreement as may be necessary or appropriate to effectuate the admission of new Members. The Manager (x) manages the assets, business, and affairs of the Issuer, (y) makes all decisions and perform any and all acts or activities necessary or appropriate to the management of the Issuer's assets, business, and affairs unless expressly limited by the terms of the Operating Agreement or applicable law; and Investor along with the other Members grant the Manager all powers which may be necessary or desirable to manage the assets, business, and affairs of the Issuer by and through the Manager, including the power to exercise on behalf and in the name of the Issuer all of the powers described under applicable law and to do and perform all acts as may be necessary or appropriate to the conduct or furtherance of the business of the Issuer. Due to the Manager's broad authority to act on behalf of the Issuer as provided in the Operating Agreement, the Investor expressly acknowledges and agrees that the Issuer may issue additional equity, debt, convertible, derivative, profits, phantom, incentive, or other interests; admit Members; create or modify classes or series with rights senior, pari passu, or junior to the Units; establish incentive plans; and effect financings, recapitalizations, splits, combinations, exchanges, conversions, domestications, reorganizations, or other Approved Transactions (as defined herein), and Investor hereby provides informed consent that any for the foregoing may materially dilute or adversely affect the Investor's percentage ownership, priority, distributions, or other economic interests. The Investor acknowledges that preserving the Issuer's ability to finance growth and complete future transactions is a material inducement to acceptance of the subscription. The investor also gives lawful waivers of participation, preemptive, anti-dilution and blocking rights and consents to the governance changes described in Section 4.2(c). When those consents are legally effective, the investor may be bound without a fresh signature. Section 14 of the Subscription Agreement permits the Manager to make the specified administrative, compliance and implementation amendments without a further investor signature, subject to its stated limits.

Transaction commitments. The expanded financing, affiliate, Approved Transaction participation, representative, proxy, successor and public-market commitments arise under the Subscription Agreement in Exhibit B, only to the extent consistent with the Operating Agreement and applicable law. Pre-existing holders retain their existing rights and acquire no additional personal obligations from a new investor's subscription. Future transactions and Operating Agreement amendments require their applicable approvals, disclosures and notices; nonwaivable class, information, dissent and securities-law rights remain in effect.

Public-market and other continuing protections. Section 7 covers an initial or subsequent underwritten public offering, direct listing, reverse merger, public acquisition-vehicle combination, or another covered public-market transaction. A requested lockup may last up to 270 days after the applicable event, plus a reasonable extension for applicable research or analyst restrictions; another holder's release does not entitle the investor to a release. The Issuer does not promise registration, selling-holder inclusion, or liquidity. The Subscription Agreement also provides confidentiality and non-disparagement covenants with protected-reporting and other legal exceptions; transfer and transferee-assumption

requirements; indemnification for investor breaches, including recoverable transaction-delay losses; and enforcement rights for specified transaction participants. Continuing covenants and administration may pass to a successor or acquirer.

Dispute-resolution and enforcement. The Operating Agreement generally requires JAMS arbitration in San Diego for disputes within its scope, subject to its stated exceptions. The Subscription Agreement preserves that arrangement and the specified San Diego court forum for claims properly brought in court. The Issuer and intended beneficiaries may seek specific performance or appropriate injunctive relief through the permitted forum, subject to applicable requirements. A jury waiver applies only in a forum and to a claim where enforceable; the Subscription Agreement expressly excludes California state-court claims for which a predispute contractual waiver is unenforceable. Nonwaivable claims and rights remain available.

1.8 Additional Terms of the Units

Form and record ownership: Units are expected to be uncertificated and recorded directly in the names of their holders on the Issuer's Unit register. The Issuer may maintain that register itself or engage a registered transfer agent while retaining direct ownership. The Issuer will monitor its assets, holders of record and applicable reporting obligations. Before relying on the Regulation Crowdfunding exclusion under Exchange Act Rule 12g-6, the Issuer will engage an SEC-registered transfer agent and satisfy the rule's other conditions, including applicable annual-reporting and asset requirements. Maintaining the register itself does not satisfy the registered-transfer-agent condition. If the exclusion is unavailable and applicable registration thresholds are met, the Issuer may become subject to additional registration, reporting and compliance costs.

Economic participation: Unit holders participate on the same per-Unit basis as the Issuer's existing Units in distributions and liquidation proceeds, subject to any senior class rights and the Operating Agreement. There is no preferred return, guaranteed dividend or guaranteed return of capital.

Preemptive and anti-dilution rights: No preemptive right, price-protection right or anti-dilution adjustment is promised. Future securities may be issued at lower prices or with senior rights.

Withdrawal and redemption: A Member may not withdraw contributed capital or demand Issuer property. No redemption, put, repurchase or liquidity event is promised.

Issuer repurchase rights: Section 12.9 of the Operating Agreement permits, but does not require, the Issuer to repurchase a Member's Units for the original purchase price less prior distributions if the Manager determines in good faith that the Member supplied inaccurate investment information or if repurchase is required by applicable anti-terrorism, anti-money-laundering, or similar law. Separate purchase rights may apply after a dissociation event as described in the Operating Agreement.

Transfers: Transfers are subject to federal and state securities law, the Issuer's right of first refusal, Manager consent where applicable, admission requirements and other Operating Agreement restrictions.

Member admission: A purchaser becomes a Member only when the Issuer accepts the subscription, the closing occurs, the Unit register is updated and the purchaser executes the required joinder or adoption instrument.

Personal liability: A Member generally is not personally liable for Issuer debts solely because of being a Member, except as provided by law or an agreement personally undertaken by that Member.

Priority of creditors: The Units are equity. Creditors and senior claims are paid before Members receive liquidation proceeds. The Units are not secured by Issuer assets.

1.9 Rolling Closings

The Offering will use rolling closings consistent with Regulation Crowdfunding and the Issuer's agreement with Republic. The first rolling close may occur after the Offering has been publicly available at least 21 days and the $75,000 Target Offering Amount has been reached; investors will receive at least five business days' notice and may cancel until 48 hours before the applicable close or such other period required by law. At each rolling close, 100% of cleared and accepted funds included in that close will be released to the Issuer, net only of agreed fees and expenses, with no percentage holdback or reserve. Subsequent rolling closes may occur at the Manager's election no more frequently than monthly, without a two-times-target or other additional fundraising threshold. The Issuer will receive downloadable investor data after each rolling close and at the final close.

1.10 Withdrawal or Termination of the Offering

Pursuant to the Issuer's agreement with Republic, if the Issuer withdraws the Offering by filing a Form C-W, the Issuer will return funds received from Investors in connection with the Offering, including funds previously released in connection with any rolling closing, in accordance with the terms of such agreement.

If the Offering is otherwise terminated, outstanding investment commitments will be cancelled and funds relating to such commitments will be returned as required by Regulation Crowdfunding and the terms of the Offering. The Issuer will make any filings required in connection with the termination or completion of the Offering.

2. COMMISSION AND FEES

Onboarding/setup fee: $7,500 non-refundable onboarding fee, due no later than 120 calendar days after the September 1, 2026 Effective Date, unless deducted from a prior Closing distribution with the Issuer's written approval.

Issuer cash commission: 0% of amounts up to $100,000; 3.4% of the portion above $100,000 through $1,500,000; 2.5% of the portion above $1,500,000 through $3,000,000; and 2.0% of the portion above $3,000,000. These are marginal tiers. The cash commission is $0 at the $75,000 target and $125,100 at the $5,000,000 maximum ($47,600 + $37,500 + $40,000).

Securities commission: Republic or its permitted designee will receive its securities-compensation Units only upon the final Closing of the Offering; no such Units will be issued or delivered at an interim rolling Closing. The number issued at the final Closing equals one percent (1%) of the aggregate Units actually issued to cash investors across all interim rolling Closings and the final Closing, excluding Republic's compensation Units from that base, rounded once to the nearest whole Unit, with an exact half rounded upward. Allocate that whole-Unit entitlement among all Offering pricing tiers in proportion to the aggregate cash-investor Units actually issued at each tier across all Closings: first assign the whole-number portion of each proportional allocation, then assign remaining Units by largest fractional remainder, with ties resolved in favor of the lower-price tier. Republic will execute the same form of Subscription Agreement and receive the same securities, with the same applicable tier prices, terms, conditions, and rights as the corresponding cash-investor Units, except that its consideration is satisfaction of the Issuer's securities-compensation obligation under the September 1, 2026 Offering Agreement rather than cash, and provisions applicable solely to cash investments do not apply. Republic's Units dilute other holders economically. Interim Closing records may accrue the contractual compensation obligation, but no accrued compensation is an issued or outstanding Unit or confers Member rights before final Closing. For these compensation mechanics, final Closing means the designated closing concluding the Offering after completed cash-investor sales, including a final settlement closing with no additional cash subscriptions. This does not change any refund obligation under the Offering Agreement or Form C-W policy.

Investor-paid fee: Republic charges investors a separate administrative fee equal to 3% of the investment amount, subject to an $8 minimum and $300 maximum. This fee is paid by the investor in addition to the subscription amount, is not included in the Issuer's gross proceeds, does not purchase additional Units, and is not deducted from the Issuer's proceeds.

Other fees: No custody, nominee, transfer-agent or ongoing administrative fee will be payable by the Issuer unless separately approved by the Issuer in writing.

Other transaction costs: The Issuer pays applicable payment-processing fees under Section 4(c) of the signed Offering Agreement. Republic advised that such fees typically range from approximately 1.5% to 2.25% for payment methods subject to processing charges, while ACH and wire investments incur no processing fee. Section 5 assumes 50% of transactions use credit cards and budgets a 2.25% card-processing rate. Equal average investment sizes across payment methods are assumed, so cards represent 50% of gross proceeds and the processing budget equals 1.125% of gross proceeds. Actual payment mix and charges govern; the assumption is not a contractual fee cap. Additional legal, accounting, filing and other Offering expenses are funded from working capital or reserves to the extent not separately budgeted.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that

all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

Operating history is limited, and recent profitability may not persist. The Issuer reported a $594,541 net loss in 2024 and $272,687 of net income in 2025. A full year at Island Avenue materially affected the comparison. Its history provides a limited basis for evaluating new locations and production methods. Expansion spending, cost increases or weaker demand could return the Issuer to losses and negative cash flow.

Economic conditions, public-health disruptions and competition may reduce demand. IZOLA depends on discretionary customer spending on a limited range of bakery and café products. Inflation, economic weakness, changing preferences, public-health restrictions and other disruptions may reduce traffic, increase costs, interrupt supplies or impair financing while rent, debt service and payroll remain due. Local bakeries, restaurants, grocery stores and national brands compete on convenience, price, product, marketing, locations and talent.

The $75,000 target is far below the identified capital need. Management presently identifies approximately $425,000–$825,000 of combined Main and Second Site need before additional contingency and working capital. A target close does not fund the full plan, and the Issuer may need more equity, debt or operating cash flow promptly.

The Issuer may need additional financing on unfavorable terms. There is no assurance the Issuer will raise $500,000–$1,000,000, draw its approved loan or obtain other capital when needed. Future financing may be costly, secured, restrictive, senior to the Units or highly dilutive.

Working capital and construction demands may strain liquidity. At December 31, 2025, current liabilities exceeded current assets by $90,893. The Issuer used $536,464 in investing activities during 2025 and depends on cash flow and financing to fund concurrent expansion projects.

Main's financing, completion and projected efficiencies are uncertain. Completion depends on financing, satisfactory appraisals and lender requirements, construction costs, permits and timely access to funds. A financing commitment does not assure proceeds will be available when needed. Additional equity, operating cash flow or financing may be required. Construction, landlord, utility, vendor, installation, software and training problems could delay, reduce or prevent completion and increase costs before Main generates benefits. Projected capacity, labor and food-cost improvements are process models, not guarantees. See Sections 4 and 8.

The Second Site may be delayed, over budget or unsuccessful. The BioVista lease was executed September 18, 2026 and creates rent and other contractual obligations even if the location opens late or underperforms. It will require equipment, permits, staffing, inventory and working capital; it may never open, cost more than $225,000, ramp slowly or cannibalize Island Avenue rather than double revenue. Termination rights are limited to the lease's terms.

Two simultaneous expansion projects increase execution risk. If the Second Site proceeds, management must develop it while completing Main and operating Island Avenue. Management attention, cash, systems or staffing may be insufficient, harming existing operations and both projects.

The business is concentrated in San Diego and a limited number of locations. Substantially all 2025 revenue came from Island Avenue, and current expansion remains concentrated in San Diego. Local economic conditions, customer traffic, construction, access restrictions, earthquakes, fires or other disruptions could disproportionately affect results. Additional locations may underperform or shift sales from existing locations instead of generating the anticipated growth.

Specialized equipment, supplies and centralized production create operational dependencies. Ingredients, packaging, bakery and refrigeration equipment, spare parts, utilities, contractors and technical support may be unavailable or more expensive. Imported equipment and parts may face tariffs, shipping delays, certification requirements, installation difficulties and limited service availability. Centralizing production at Main also concentrates risk: equipment failure, power loss, contamination or a production interruption could affect multiple locations. The Issuer may be unable to pass cost increases to customers, and backup arrangements and insurance may not cover all losses.

Intellectual property protection may be inadequate. Trademarks, recipes, processes, designs, domains and confidential know-how may be challenged, copied or lost. Enforcement can be expensive, and the Issuer may be accused of infringing third-party rights.

The Issuer depends on Jeffrey Brown and other key personnel. Jeffrey is founder, principal owner and sole Manager. Jennifer and a limited leadership group also hold important operating knowledge. Death, disability, departure, distraction, conflict or inability to recruit capable managers could materially harm the Issuer. Key-person insurance may be unavailable or insufficient.

Damage to IZOLA's reputation or inconsistent quality may reduce sales. Customer trust depends on product consistency, service and hospitality. Negative publicity, reviews or social-media allegations about food safety, employment or other matters can spread quickly and reduce demand even when unsubstantiated. Centralized production, additional locations, wholesale or shipping may reduce freshness, introduce logistics failures or make the customer experience less distinctive.

Technology, cybersecurity and privacy failures could disrupt operations. Online ordering, payment, point-of-sale, accounting, scheduling and customer-data systems depend on third parties. Outages, fraud, ransomware, data breaches or vendor failure could interrupt sales, compromise personal information, create liability and damage trust. Privacy and data-security requirements may change or require costly compliance measures. The Issuer's safeguards and insurance may not prevent or fully cover a loss.

The Issuer does not provide the internal-control assurances required of certain public companies. The Issuer is not an Exchange Act reporting company and is not currently required to provide the management assessment and auditor attestation of internal control over financial reporting applicable to certain public companies under Section 404 of the Sarbanes-Oxley Act. Its controls may not prevent or promptly detect errors, fraud or reporting deficiencies. Growth may require improvements that consume management time and increase expenses.

Food safety and allergens could cause serious harm. Foodborne illness, contamination, mislabeled allergens, foreign material, sanitation failures or supplier problems could injure customers, require a recall or closure, create liability and damage the IZOLA brand. Insurance may not cover all losses.

The business is regulated and has experienced permitting disruption. Bakery, restaurant, construction, alcohol, health, fire, employment, accessibility and environmental rules apply. The prior operation experienced a permitting-related closure. Changes in law, violations, inspections or permit delays could increase costs or interrupt operations and expansion. Insurance may exclude some risks, have inadequate limits or be unavailable at a reasonable cost.

Labor availability and employment claims may increase costs. The Issuer needs bakers, production, front-of-house and managers in a competitive labor market. Wage increases, turnover, training failures, scheduling, classification, meal-and-rest-break, harassment, discrimination, union, immigration or workplace-injury matters could raise costs or liability.

The Operating Agreement permits purposes that may not maximize profit. In addition to operating IZOLA bread cafés and related marketing, licensing, and sales activities, Section 1.2 authorizes the Issuer to promote social and environmental change through positive business practices selected by the Manager, and states that this additional purpose may not be operated for profit. The Manager may therefore consider objectives other than maximizing short-term profit or distributions.

Affiliate transactions create conflicts of interest. Section 5.1 generally requires affiliate terms that, in the aggregate, are substantially no less favorable to the Issuer than terms obtainable from unaffiliated persons. Subscription Agreement Section 4.2(a)(i) includes an acknowledgement that the investor has reviewed all of the disclosed affiliate transactions identified in the Subscription Agreement, they have had the opportunity to ask questions, examine the available underlying documents, and consult independent advisers regarding the affiliate transactions, and they have provided fully informed consent to the affiliate transactions. The investor acknowledges and agrees that any future affiliated transaction may create actual and potential conflicts of interest because the Manager may negotiate, approve, administer, amend, or enforce arrangements in which the Manager or another affiliate has a financial interest, and each investor has affirmed, acknowledged and agreed that the Issuer, in the course of its business activities, may enter into an affiliate transaction provided all such contracts and agreements with affiliates contain provisions and conditions which in the aggregate are substantially no less favorable to the Issuer than the provisions and conditions which could be obtained from persons which are not affiliates of Members or the Manager. This may limit an investor's ability to challenge the disclosed economics, as well as the disclosed conflict. The consent is subject to the governing-document, informed-consent and nonwaivable-law limits in Section 13 of the Subscription Agreement. Sections 3.4 and 5.1 remain controlling, and statutory fiduciary duties and required transaction-specific disclosures and approvals are preserved. The Manager or founders may be on both sides and receive different benefits. See Section 1.7.

Affiliate ownership and personal guarantees create conflicts concerning Main. Jeffrey Brown and Jennifer Chen own 3320 Fairmount LLC and have personal guarantee exposure in the disclosed financing arrangements. Their interests as property owners and guarantors may differ from those of Tallgrass investors. Rent, improvements, debt, refinancing, enforcement and expense allocation may benefit the affiliate or reduce personal exposure while reducing Company cash. Tallgrass does not own the real estate and has advanced funds to the affiliate. To the extent required, Issuer has obtained written consent for this offering. See Section 9 and Exhibit G for the arrangements and lease terms.

Affiliate debt and property defaults could expose Issuer assets and disrupt Main. The 2025 audit describes Tallgrass's guarantee of a Live Oak loan to 3320 Fairmount LLC, with $1,109,930 outstanding at December 31, 2025 and maximum potential future guaranteed principal of $2,050,000 plus interest. For that Live Oak loan, Tallgrass is the guarantor rather than the borrower. Default could require payments, divert cash or cause loss of assets. A property or financing default could also lead to foreclosure or loss of Main, subject to the operative documents and legal protections, resulting in lost improvements, relocation costs and business interruption. The planned Self-Help loans would instead make Tallgrass and 3320 Fairmount co-borrowers for up to $3,777,260, secured by property, equipment and other assets, with both founders' full personal guarantees. The financing remains subject to closing conditions. See Section 9.

Existing debt may restrict operations and reduce proceeds available in a sale. Debt service consumes cash. The 2025 audit describes covenants restricting additional indebtedness, capital expenditures, distributions, liens, asset sales and mergers, and reports compliance as of December 31, 2025. Future noncompliance could impair financing and liquidity. If a future transaction constitutes a Change of Control under the outstanding revenue-sharing-note agreement, the agreement provides for a payment equal to the Maximum Payment Amount less aggregate prior payments. That obligation may reduce equity sale proceeds or affect transaction structure and economics. See Section 7.3.

Compensation and other payments to management may reduce funds available for expansion or distributions. Compensation and bonuses described in Section 6.1, reimbursements and other permitted arrangements use Company resources. The Manager participates in these decisions and may have interests different from those of investors. Investors cannot require the Company to apply those funds instead to expansion, debt repayment or distributions. See Section 9 and Subscription Agreement Exhibit 2.

Forecasts and non-GAAP measures are uncertain. Revenue, EBITDA, capacity, labor savings and food-cost forecasts depend on assumptions that may not occur. EBITDA omits important costs and should not be treated as cash available to investors. Actual results may be materially worse.

Risks Related to the Offering

Prior offerings and ongoing securities compliance may expose the Issuer to claims, costs or fundraising restrictions. The Issuer has conducted prior securities offerings and has historical annual-reporting delinquencies described in Section 8.6. A finding that an offering, disclosure or practice failed to comply with applicable law could, depending on the violation, result in enforcement, penalties, investor claims or restrictions. Later filings do not by themselves resolve every earlier claim. Incomplete disclosures, untimely amendments or reports, bad-actor issues or failure to obtain required reconfirmations may delay sales, require refunds of open commitments or restrict future fundraising. Defense costs and payments would reduce resources available for operations.

SEC filing does not constitute approval of the investment. Neither the SEC nor any state securities authority has approved the Securities, passed on the merits of this investment or endorsed the adequacy or accuracy of these disclosures. Availability on EDGAR does not assure investment quality or compliance with law.

The Securities are offered under an exemption from registration. The Offering and Units are not registered under the Securities Act and rely on Section 4(a)(6) and Regulation Crowdfunding. The required information differs from that provided in a registered public offering. Investors could make a different decision if additional information were available.

The Manager has broad discretion over the use of proceeds. Section 5 contains estimates. Subject to the Operating Agreement, applicable law, binding obligations and disclosure requirements, the Manager may change the amount, timing or priority of expenditures. Actual uses may differ materially, investors may disagree with the choices, and expenditures may not produce anticipated results.

Offering expenses reduce available cash, and compensation Units dilute other holders. Cash fees and expenses described in Sections 2 and 5 reduce proceeds available to the Issuer. Total expenses depend on the amount raised, the negotiated marginal fee schedule, payment methods and other expenses. Securities issued as intermediary compensation dilute other holders.

The Issuer may reject subscriptions or waive the minimum subscription amount. Subject to the Offering terms and applicable law, the Manager may accept or reject a subscription, in whole or in part, or waive the minimum in writing for a particular subscription. Investors may receive different investment allocations or be unable to acquire the intended number of Units. The Offering may attract fewer investors or less capital than anticipated. See Section 1 and the Subscription Agreement.

The Offering may be extended or ended before its stated deadline. Subject to Section 1.9 and applicable law, the Issuer may extend the Offering or end it early. An extension may delay completion of an unclosed investment; an early end may limit funds raised or the opportunity to invest. Applicable cancellation, notice and reconfirmation requirements remain as described in the Offering documents.

The intermediary does not endorse the investment. Republic's role as funding portal and any diligence, posting or transaction services do not constitute a recommendation, guarantee of disclosure accuracy or assurance that investors will receive a return.

Risks Related to the Securities

Control is highly concentrated and investors have almost no management power. The Operating Agreement gives the Manager exclusive control. Except for narrow contractual or nonwaivable rights, Members have no right to participate in management, bind the Issuer, approve ordinary decisions or call meetings. Investors cannot direct the use of proceeds or require the Issuer to follow their preferred strategy.

Jeffrey Brown is extraordinarily difficult to remove as Manager. Section 3.6 generally prevents Jeffrey's removal unless a majority of voting Units excluding his Units obtains a court judgment establishing fraud in the performance of his Manager duties. Poor performance, disagreement, negligence short of the contractual standard or an unpopular strategy may not permit removal.

Investors grant the Manager the proxy and power-of-attorney rights set forth in the Operating Agreement and Subscription Agreement. Those provisions are intended, to the fullest extent enforceable, to permit the Manager to take actions and execute documents authorized by the governing documents in connection with financings, issuances, recapitalizations, amendments, conversions, mergers, acquisitions, sales, drag-along transactions, admissions or substitutions of Members, dissolution and other approved Issuer actions. Investors may have limited or no ability to withhold a separate signature or consent where the governing documents authorize the Manager to act on their behalf.

There is no public market and transfers are restricted. No trading market exists or is expected. Federal law generally restricts transfers for one year, and the Operating Agreement imposes additional rights of first refusal, consent, securities-law and adverse-effect restrictions. Investors should be prepared to hold indefinitely. The Subscription Agreement also restricts transfers during the Offering and for twelve months after the final Closing to the categories described in Rule 501(a), unless the Manager consents in writing to another lawful transfer. That contractual period can extend beyond the statutory restriction measured from the issuance of a particular investor's Units.

Information available to investors will be more limited than for a public reporting company. Regulation Crowdfunding annual reporting is less extensive than Exchange Act reporting. The Issuer may lawfully terminate annual reporting when the applicable conditions are met. Separate rights under the Operating Agreement and nonwaivable law remain applicable; the Subscription Agreement does not promise additional periodic reporting rights. Reduced information may make it harder to assess the investment or find a buyer.

Units have no maturity date, promised repayment or required distributions. The Manager determines available cash after reserves, liabilities and reinvestment and may retain all cash indefinitely. Investors cannot demand repayment or redemption because of poor performance or a need for liquidity. Upon liquidation, creditors and any holders with senior rights are paid before residual amounts are available to investors. Investors may recover nothing.

The Manager may issue additional Units and create senior classes. The Operating Agreement permits additional capital raises, admission of new Members and creation of classes with liquidation, voting or other rights superior to existing Units, subject to its terms and applicable law. Jeffrey is Manager and presently holds a majority of the working-record Units, so investors may be diluted or subordinated without their individual approval where permitted by the Operating Agreement and law. The Subscription Agreement obtains advance contractual consent and implementing-amendment authority for future issuances and their class rights, subject to the Operating Agreement, required approvals and nonwaivable law; it does not itself amend the Operating Agreement.

Investors may be bound without a new signature. Pursuant to the proxy and power of attorney, the Manager may not need to obtain advance consent for certain transactions. To the extent consistent with the Operating Agreement and applicable law, the proxy and power of attorney may bind an investor. Section 13.3 protects against an otherwise unauthorized enlargement of a Member's obligations. Separately required approvals, actual-transaction disclosures and nonwaivable rights remain applicable.

An investment crossing a pricing threshold may purchase Units at more than one price. The first $250,000 is offered at $2.10 per Unit, the next $250,000 at $2.20 and subsequent Units at $2.30, as described in Section 1.3. An investment crossing a threshold is divided between the applicable prices, so equal investment amounts can purchase different numbers of Units. No public market or independent appraisal establishes these prices. A higher tier does not demonstrate increased value, an early-bird price does not assure appreciation, and future financings may occur at lower prices. See Section 1.4.

The Manager has broad exculpation and may pursue outside opportunities. The Operating Agreement limits the Manager's liability except for fraud, intentional misconduct or intentional violation of law and permits the Manager, Members and affiliates to pursue outside or even competitive ventures without presenting opportunities to the Issuer. These provisions are subject to nonwaivable limits under applicable law, may limit investor remedies, and permit conflicts.

Company-funded indemnification may reduce the value available to investors. The Operating Agreement limits liability and provides indemnification for covered persons subject to its terms and applicable law. Company assets, including invested capital, may pay covered claims and expenses, leaving less for operations or distributions. These provisions may also limit investor remedies. See Section 6 and Subscription Agreement Exhibit 1.

Investors may be required to participate in an Approved Transaction. The Operating Agreement's Section 8.6 permits a majority of outstanding Units to compel a sale of all Units to an independent third party with specified allocation and liability rules. An investor may have to sell or exchange Units at a time or price the investor dislikes, receive illiquid or contingent consideration, and bear proportionate escrows, expenses, adjustments, and seller indemnities. Other holders may receive separate lawful service or rollover benefits. The investor may be represented without a fresh signature and bound by the representative's authorized post-closing settlements. These powers can materially reduce individual negotiating leverage and control over timing and liquidity.

A conversion or reorganization can change the form of the investment. Section 13.16 provides contractual authority to produce a corporate form while preserving relative ownership, voting, and economic positions. Statutory class approvals and other mandatory requirements remain applicable. The Subscription Agreement supplies cooperation and legally delegable proxy authority for actual approved transactions and successor documents, which may reduce the need for fresh investor signatures. The resulting securities, administration, tax consequences, and rights may differ from those of the Units.

Public-market lockups may continue to restrict sales. A listing or public offering does not promise liquidity for investors. Section 7 of the Subscription Agreement permits lockups in initial and subsequent covered transactions, including periods when the investor is not selling. Other holders may receive releases that are not extended to the investor. Registration, inclusion as a selling holder, and a public market for the investor's particular securities are not assured.

Dissociation can eliminate governance and information rights. After a dissociation event, a Member generally becomes only an economic-interest owner, loses voting, management and most information rights, and receives no cash or assets merely because of dissociation. Issuer or assignee purchase rights may then apply.

Founder succession and contractual repurchase rights may affect ownership and control. The Operating Agreement's transfer and repurchase provisions and the founders' Side Agreement can change ownership or control without providing liquidity to other investors. Certain repurchases use a Manager-determined value and may be paid in installments under the applicable agreement. The founders' Side Agreement has its own purchase rights and valuation process. See Subscription Agreement Exhibit 1.

C-corporation tax treatment can result in two levels of tax. Although a limited liability company, the Issuer has elected C-corporation tax treatment. Income can be taxed at the entity level and distributions treated as dividends can be taxed again to investors. Company losses generally do not pass through to investors. These consequences may reduce after-tax returns. See Section 10.

Binding arbitration may limit procedural rights. The Operating Agreement generally requires JAMS arbitration in San Diego, with stated exceptions. Arbitration may be costly, may limit discovery and appeal, and may prevent a Member from pursuing claims in court to the extent enforceable. Federal securities-law rights cannot be waived.

An investor may lose the entire investment. The Units are speculative securities of a privately held expansion-stage food and hospitality company. The Issuer may fail, become insolvent, restructure or sell assets for less than the amount needed to satisfy creditors and return capital to Members.

Unknown risks may be material. The Issuer cannot identify every risk. Changes in law, tax, insurance, weather, disaster, public health, supply chain, financing markets or other circumstances could materially affect the Issuer and the Units.

4. BUSINESS

Tallgrass Pictures LLC operates IZOLA, a San Diego bakery and hospitality business focused on croissants, sourdough and related food and beverage offerings. The Issuer's current operating bakery is at 1429 Island Avenue. The Issuer has leased a second customer-facing location at BioVista (the "Second Site") and is developing a centralized production facility known as IZOLA Main.

Purpose of the Offering. The Issuer is raising capital to expand its operating IZOLA business, including production capacity, additional retail operations and working capital, as described in Section 5. The 2025 audited financial statements report revenue of $3,085,824 and net income of $272,687, compared with revenue of $1,399,675 and a net loss of $594,541 in 2024. The Island Avenue location reopened in June 2024, so the periods reflect different operating circumstances. Management intends to deploy capital as funding, demand, site readiness and operating needs warrant. These historical results do not assure successful expansion or future profitability.

4.1 Current Operation

Substantially all 2025 revenue was generated by the Island Avenue operation. The business depends on the IZOLA brand, product quality, guest experience, employee performance, availability of ingredients and continued access to its operating premises.

4.2 BioVista Second Site

The Issuer executed the BioVista lease on September 18, 2026 with San Diego Foundry TRS, LLC for approximately 5,289 rentable square feet at 9276 Scranton Road, Suite 150, San Diego, California 92121 (the "Second Site"). The lease provides an initial term ending on the last day of the 120th full month after rent commencement and two five-year extension options, subject to their exercise conditions. Delivery is targeted on or before October 19, 2026; rent generally commences 120 days after lease commencement, with tenant-delay provisions that can accelerate the deemed rent-start date. Monthly base rent is $12,000 for months 1–24; $12,600 for 25–48; $13,230 for 49–72; $13,891.50 for 73–96; and $14,586.08 for 97–120. Percentage rent is 3% of defined Gross Sales above a $2,750,000 annual breakpoint, subject to an $82,500 annual cap during the initial term. The $12,000 security deposit, utilities and other tenant obligations are additional. The lease identifies no guarantor. If delivery has not occurred by January 31, 2027, subject to stated extensions, the tenant has a contractual termination right before delivery. Transfers and assignments remain subject to Article 14, including conditions for permitted affiliate, reorganization and business-sale transfers.

Management currently expects a phased opening before year-end 2026 as staffing and dough supply permit. The plan includes approximately 20 front-of-house hires and at least $225,000 for equipment, recruiting, training, opening inventory, food cost, pre-opening payroll and working capital. Lease execution does not establish that the site has been delivered or that opening conditions have been satisfied.

Management expectation—not a guarantee. If the Second Site opens and ramps as planned, management currently expects consolidated revenue to approximately double within six months. This depends on delivery of possession, buildout completion, licensing, staffing, demand, product supply and operating execution. The location may never open, may open late, ramp slowly, cost more or generate materially less revenue than expected.

4.3 IZOLA Main

IZOLA Main is the Issuer's planned centralized production operation. Management expects Main to increase production capacity, consistency and labor efficiency and to support the Second Site, Island Avenue and future locations. The current target is commissioning in the second quarter of 2027; a downside schedule extends to the fourth quarter of 2027. The Main premises are leased from the affiliated landlord under the Main Lease described in Section 9 and listed as Exhibit G.

In management's process model, croissant output could increase from approximately 80 per hour to approximately 1,100 per hour, and modeled direct labor per croissant could decline from approximately $1.50 to approximately $0.12. These figures concern a specific production process and are not promises of Issuer-wide labor savings, margins or output. Actual performance will depend on equipment commissioning, training, throughput, downtime, product mix, demand, quality control and management execution.

Management also believes Main may support up to approximately five times the Issuer's current overall production and sales capacity and may reduce modeled marginal dough-production cost from approximately 11% of revenue to approximately 2.5%, with modeled food cost declining from approximately 20% to approximately 16.5%. These are internal operating assumptions, not audited results or guarantees.

Intellectual Property

Application / registration	Mark	Description	Filed	Registered	Country
Serial 97404423; Reg. 7,091,223	IZOLA	Standard-character trademark / service mark. Class 30: bakery desserts, bakery goods and bakery products. Class 43: restaurant services.	May 11, 2022	June 27, 2023	United States

The Issuer, Tallgrass Pictures LLC, owns the IZOLA registration on the U.S. Principal Register. The registration covers the word mark without a claim to a particular font, size or color. The Issuer's only registered intellectual property is this IZOLA trademark/service mark; it has no registered patents or copyrights. The business also uses unregistered recipes, production methods, know-how, designs and other materials, for which legal protection and enforcement may be limited. The HOT FROM THE OVEN phrase is not identified here as a registered mark.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The 2025 audited financial statements report that, as of December 31, 2025, the Issuer was not involved in pending or threatened litigation reasonably expected to have a material effect on its operations. See Section 11.2. Management's supplemental disclosure concerning a claim settled during 2025 is included in Section 11.2.

5. USE OF PROCEEDS

The following table shows anticipated uses at the $75,000 Target Offering Amount and $5,000,000 Maximum Offering Amount. Percentages are percentages of gross cash proceeds and may not sum exactly due to rounding. Republic's cash commission uses the marginal tiers in Section 2. The full $7,500 onboarding fee is budgeted once, whether paid from an approved closing distribution or other Issuer funds. Total budgeted issuer cash fees, including card processing, are $8,343.75 at the target and $188,850 at the maximum. Net proceeds available for the business uses below are $66,656.25 and $4,811,150, respectively, before additional Offering expenses described below.

Use of gross proceeds	Target %	Target amount	Maximum %	Maximum amount
Republic cash commission	0.000%	$0	2.502%	$125,100
Republic onboarding fee	10.000%	$7,500	0.150%	$7,500
Credit-card processing budget	1.125%	$843.75	1.125%	$56,250
IZOLA Main Development (Dough Factory)	0.000%	$0	27.735%	$1,386,754
New Restaurant Development	0.000%	$0	13.807%	$690,347
Working Capital	88.875%	$66,656.25	19.615%	$980,747
Team Building (incl. Performance Bonuses)	0.000%	$0	6.395%	$319,727
Debt Repayment	0.000%	$0	9.368%	$468,377
New Product Development	0.000%	$0	3.654%	$182,702
Equipment Purchases	0.000%	$0	9.856%	$492,779
Reserve / Contingency	0.000%	$0	5.794%	$289,717
Total gross proceeds	100.000%	$75,000	100.000%	$5,000,000

The credit-card processing budget assumes 50% of transactions are paid by card and equal average investment sizes across payment methods: 50% of gross proceeds × 2.25% = 1.125% of gross proceeds, or $843.75 at the target and $56,250 at the maximum. The remaining 50% is assumed paid by ACH or wire with no processing fee. Actual payment mix and charges will determine the expense. Unused allowances may be reallocated in the Manager's discretion. Additional legal, accounting, filing and other Offering expenses not separately quantified reduce working capital or reserves. Republic's noncash compensation Units, issued only at final Closing, are disclosed separately and do not reduce this cash table. Investor-paid administrative fees are also excluded; no custody fee applies to direct issuance.

The Manager has complete and sole discretion over the use of Offering proceeds for lawful Issuer purposes, including the amounts, timing, sequencing and priorities of expenditures. The Manager may reallocate all or any portion among categories, add other lawful Issuer uses, reduce, defer or abandon a planned use, or retain proceeds as reserves, without separate Investor approval. The table is an estimate and creates no earmark, escrow, spending commitment or Investor right to direct expenditures. This authority is subject to nonwaivable law, the Operating Agreement, binding contractual obligations and required amendments, disclosures, notices or investor reconfirmations. In allocating proceeds among these uses, the Manager will consider the amount and timing of capital raised, available financing, permitting and construction progress, equipment delivery schedules, operating needs and expected returns.

The categories below describe permitted uses. The minimum-raise allocation prioritizes fees and working capital. The maximum allocations reflect the revised proceeds model. Main development may include Issuer debt repayment. Each expenditure, including debt repayment, is counted only once across categories.

Category	Illustrative uses
Main dough factory	Planning, permits, construction, leasehold improvements, systems, commissioning and facility-specific production equipment; may also include repayment, refinancing or reduction of Issuer debt in the Manager's discretion.

Category	Illustrative uses
New restaurant development	Second-generation premises, tenant improvements, opening inventory and launch costs, including the leased BioVista Second Site.
Working capital	Inventory, payroll, rent, utilities, insurance, marketing, operating technology and other day-to-day needs; additional Offering expenses as described above.
Team and product development	Recruiting, training, leadership, performance incentives, product research, testing and launches.
Equipment purchases	Production and retail upgrades outside the equipment already budgeted within Main or new-location development.
Debt repayment	Potential repayment, refinancing or reduction of Issuer debt; subject to actual debt terms. The note payable by 3320 Fairmount to Tallgrass is an Issuer asset, not an Issuer debt repayment obligation.
Reserve / contingency	Cost overruns, timing differences, unforeseen business needs and additional Offering expenses.

Offering proceeds may be used in connection with the Main facility or related Issuer obligations only to the extent the use is for a lawful Issuer purpose and is approved and disclosed as applicable. The Issuer does not currently intend to use Offering proceeds simply to repay debt of 3320 Fairmount LLC for the affiliate's sole benefit.

6. MANAGERS, OFFICERS, AND KEY PERSONS

Tallgrass Pictures LLC is manager-managed under California law. Jeffrey Lamont Brown is the Issuer's sole Manager (since November 2004) and a Co-Chief Executive Officer. Jennifer Chen is a Member, co-founder and Co-Chief Executive Officer, but is not a Manager. Jeffrey and Jennifer are the Issuer's only executive officers or persons performing similar functions. Both have served as Co-CEOs since January 1, 2025. Prior offering materials that described both Jeffrey and Jennifer as managers do not reflect the Issuer's current governance structure.

Holder	Role and Experience	Units	Economic Ownership
Jeffrey Lamont Brown	Co-founder, sole Manager, Co-CEO — Hospitality, Growth & Story, and Head Baker. Leads hospitality, storytelling, real estate, finance, capital strategy and growth partnerships. Co-founded IZOLA in 2020. Previously spent more than 26 years directing and producing through Tallgrass Pictures and earlier worked as a newspaper photographer. B.S., Civil Engineering, Colorado School of Mines.	9,600,000	71.509%
Jennifer Chen	Co-founder (2020), Member and Co-CEO — Product, Systems & People. Leads product, people, production systems, the service model and continuous improvement (Kaizen). Prior experience includes Brilliant Earth, retail consulting, Walmart and RedEnvelope. B.S., Psychology, University of California, Berkeley.	2,400,000	17.877%
Existing outside investors	Aggregate	1,424,892	10.614%

During September 2023 through December 2024, Jeffrey and Jennifer served as IZOLA co-founders. During the preceding three years, neither had outside employment or actively operated a business other than Tallgrass/IZOLA and 3320 Fairmount LLC. Management compensation, employee and contractor counts, benefit plans and related-party relationships are described elsewhere in the Offering materials as applicable.

Indemnification

Indemnification is provided by the Issuer to its Manager, Members, officers, employees, advisors and other covered agents acting in their professional capacity, as required by Article 11 of the Operating Agreement and to the fullest extent permitted by applicable law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person. The Issuer may defend an agent against allegations of gross negligence or willful misconduct, but has no duty under the Operating Agreement to indemnify acts or omissions constituting such conduct. The Operating Agreement and applicable law govern the scope and limitations of these protections.

6.1 Management Compensation and Performance Bonuses

The Issuer has approved performance bonuses to Jeffrey Brown (Manager and co-founder) and Jennifer Chen (executive and co-founder) of up to $195,000 in the aggregate for the applicable performance period. The Manager shall determine the allocation, final amount, and timing of the bonus payments based on the Issuer's performance and ability to pay, as determined by the Manager in the Manager's sole good-faith discretion. This authorization does not limit the Manager's authority to adjust compensation or approve future compensation, bonuses, reimbursements, benefits, management fees, or other arrangements as permitted by the Operating Agreement and applicable law.

7. CAPITALIZATION, DEBT AND OWNERSHIP

7.1 Capitalization

Outstanding capital interests before the Offering, as of September 28, 2026, are summarized below. Unit counts are rounded to whole Units for presentation.

Class of membership interests	Authorized / reserved	Outstanding before Offering
Existing Units under the Operating Agreement	No fixed numerical ceiling stated in Section 2.1; issuance remains subject to the Operating Agreement.	13,424,892
Units for this Offering	2,250,000 Units	0

The Units for this Offering cover cash-investor Units and Republic compensation Units within the Offering limits. Reservation alone does not issue Units. The Operating Agreement governs additional issuances and the creation of classes; this table does not impose a new authorization ceiling.

Outstanding Options, SAFEs, Convertible Notes and Warrants

None. Management confirmed on September 28, 2026 that the Issuer has no outstanding options, SAFEs, convertible notes or warrants. The non-convertible revenue-sharing note is included in outstanding debt below.

Illustrative capitalization after cash-investor issuances

Scenario	Cash Units Issued	Total Units Outstanding	Jeffrey	Jennifer	Existing Outside	New Cash Investors
Before offering	—	13,424,892	71.5090%	17.8772%	10.6138%	—
$75,000 target	35,714	13,460,606	71.3192%	17.8298%	10.5856%	0.2653%
First $250,000	119,048	13,543,940	70.8804%	17.7201%	10.5205%	0.8790%
First $500,000	232,684	13,657,576	70.2907%	17.5727%	10.4330%	1.7037%
Full $5,000,000	2,189,206	15,614,098	61.4829%	15.3707%	9.1257%	14.0207%

Unit figures in the capitalization table are rounded to whole Units for presentation. Pre-offering Units are based on Issuer records showing approximately 13,424,892 Units outstanding: 9,600,000 held by Jeffrey; 2,400,000 held by Jennifer; and 1,424,892 held by existing outside investors.

The capitalization table shows cash-investor issuance and excludes Republic's securities compensation. Republic Units will be issued as described in the cover-page intermediary-interest disclosure and will dilute cash investors and existing holders on an economic ownership basis.

7.2 Effect of the Units

The ownership percentages above measure economic ownership. This issuance will dilute the founders' and existing investors' percentage economic ownership.

New investors will experience dilution if the Issuer issues additional Units or rights in the future. Percentage economic ownership may differ from voting power or other rights under the Operating Agreement.

7.3 Outstanding Debt

The following balances are reported in the Issuer's unaudited, cash-basis internal balance sheet as of August 31, 2026, prepared September 28, 2026. Payoff amounts and subsequent activity may differ from these book balances.

Obligation	August 31, 2026 balance	Terms / classification
SBA Economic Injury Disaster Loan	$301,172.83	3.75% interest; $1,601 monthly payment; May 2050 maturity, as disclosed in the audit.
Non-convertible revenue-sharing note	$77,905.92	Revenue-based quarterly payments; January 1, 2031 maturity and contractual repayment cap, as described below.
U.S. Bank credit card accounts	$82,592.64	Aggregate of central billing and parent-card balances recorded in the internal books.
Webstaurant credit card	$6,463.42	Revolving credit card debt.
Total recorded notes and credit card debt	**$468,134.81**	**Excludes operating lease liabilities and the affiliate guarantee described in Section 9.**

Recorded credit card debt totals $89,056.06. Rates and required payments vary by account and billing period under the applicable credit agreements. The revenue-sharing note's book balance is not its remaining maximum contractual payment obligation; scheduled payments and any change-of-control payment are governed by the note agreement. Undrawn financing approvals are not included as outstanding debt.

Audited December 31, 2025 balances and note terms

Note 4 to the audited financial statements reports an SBA Economic Injury Disaster Loan balance of $307,329 and a revenue-sharing note balance of $84,752 at December 31, 2025, totaling $392,081, consisting of $11,475 current and $380,606 long-term debt. These amounts exclude operating lease liabilities and the separately disclosed affiliate guarantee. The SBA EIDL bears interest at 3.75%, requires monthly payments of $1,601 and matures in May 2050. As described in Notes 4 and 8, the revenue-sharing notes are unsecured and subordinated to certain other indebtedness, require quarterly payments equal to 0.306% of revenue as defined in the note agreement, and mature January 1, 2031, when any remaining balance becomes due, subject to the contractual repayment cap. Balances may have changed after December 31, 2025. If a future transaction constitutes a Change of Control under Section 2.6 of the revenue-sharing-note agreement, that section requires prompt payment of the Maximum Payment Amount less the aggregate payments previously made. The contractual definition includes specified asset or business sales, voting-security transfers, mergers and liquidation events; a change solely in corporate form or jurisdiction is excluded. This payment obligation may affect the proceeds available to equity holders and the economics of a proposed transaction.

7.4 Post-Year-End and Other Financing

The related-party note described in Section 9 and reproduced in Exhibit I is owed by 3320 Fairmount LLC to the Issuer and is an Issuer asset. It is not included in Issuer debt or assumed debt repayment from this Offering.

The June 1, 2026 commitment from Self-Help Ventures Fund or its affiliate ("Self-Help") contemplates loans of up to $3,777,260 to Tallgrass Pictures LLC and 3320 Fairmount LLC as co-borrowers: Loan 1 up to $3,117,260 and Loan 2 up to $660,000. Uses include refinancing Live Oak property-acquisition debt; Main construction and conversion to a food-production facility; certain fixtures, furnishings and equipment; working capital; four months' interest; and closing and related costs. Working-capital advances of up to $105,500 are within that total and subject to lender discretion; unused construction contingency is not available for advances. Issuer anticipates issuance of building permits and the designation of a general contractor to complete underwriting on the Self-Help loan within the next sixty (60) days.

Both loans have seven-year terms, 25-year amortization, monthly payments and an initial eight-month interest-only period; remaining principal would be due at maturity. Rates use the commitment's swap-based Base Rates (including a 0.262% adjustment) plus 3.25%, subject to a 3.75% floor. The initial five-year fixed rate uses the five-year Base Rate; the reset after five years uses the two-year Base Rate. The stated 7.14% was indicative on June 1, not a final closing rate. Prepayment is permitted without penalty. A 1% origination fee credits the commitment fee; guarantee, construction-administration and closing fees also apply.

The commitment requires at least $423,291 of borrower equity and states that existing property equity satisfies that requirement. It requires an as-completed appraisal of at least $4,200,000; that amount is not the loan principal. The commitment specified an August 31, 2026 closing deadline and permits Self-Help, in its discretion, to close after expiration. The financing has not closed. Closing and disbursement remain subject to definitive documents, approved construction arrangements, permits, appraisal, insurance and other lender conditions. See Section 9 for guarantees and collateral.

7.5 3320 Fairmount LLC and Main

The Issuer's arrangements with 3320 Fairmount LLC, including the Main Lease listed as Exhibit G, Issuer guarantees, and the related-party note receivable, are described in Section 9, "Transactions With Related Persons and Conflicts of Interest."

8. FINANCIAL INFORMATION

8.1 Audited Historical Results

Measure	2025	2024
Revenue	$3,085,824	$1,399,675
Gross profit	$1,066,112	$60,429
Operating income (loss)	$288,196	$(570,217)
Net income (loss)	$272,687	$(594,541)
Net cash provided by (used in) operations	$222,056	$(356,870)
Cash, year end	$306,419	$268,552
Total assets	$5,248,707	$4,933,173
Total liabilities	$3,353,430	$3,662,861
Members' equity	$1,895,276	$1,270,312
Depreciation	$49,399	$24,674
Audit-derived EBITDA (non-GAAP)	$337,595	$(545,543)

The 2025 and 2024 figures above are condensed from the audited financial statements. The audit-derived EBITDA figures equal operating income or loss plus depreciation. EBITDA is a non-GAAP measure and should not be considered a substitute for net income, operating income or cash flow.

Revenue increased by approximately 120.5% in 2025 compared with 2024. The change principally reflects a full year of operation at Island Avenue, which commenced operations on June 27, 2024, and the absence of a comparable full year in 2024. Operating results improved from a $570,217 operating loss in 2024 to $288,196 of operating income in 2025. The Issuer nevertheless remains exposed to substantial expansion expenditures and timing risk.

Unaudited interim results through August 31, 2026

For January–August 2026, the Issuer's internal cash-basis profit and loss statement reports revenue of $2,176,866.89, gross profit of $699,379.35, operating income of $225,779.70 and net income of $132,775.11. These interim results are unaudited, use a different accounting basis from the audited annual financial statements, and are not a forecast of full-year results.

8.2 Management Projections

Year	Projected Revenue	Projected EBITDA	Principal Assumption
2026	$3,922,131	$320,231	Island Avenue performance and initial Second Site timing
2027	$8,358,788	$1,596,528	Second Site ramp and Main commissioning
2028	$15,086,710	$3,749,047	Main throughput and additional growth
2029	$22,645,489	$6,250,157	Multi-unit execution and demand
2030	$31,542,724	$9,147,390	Sustained expansion and operating leverage

The projections are management's present planning case. They have not been audited or reviewed by the Issuer's independent accountants, and actual performance may be materially lower. The projections depend on the assumptions and operating conditions described in this Form C, including construction timing, staffing, financing availability, customer demand and execution of the Issuer's expansion plan.

Valuation. The offering-price disclaimer and arithmetic implied-value table appear in Section 1.4. The offering prices were determined arbitrarily by the Issuer; the Intermediary has not assigned a pre-Offering valuation, and the Issuer makes no representation as to the reasonableness of any implied valuation.

8.3 Liquidity and Capital Resources

The Issuer is seeking $500,000–$1,000,000 promptly to address near-term launch, construction, equipment and working-capital needs while retaining the ability to raise up to $5,000,000 for broader growth. Management currently estimates a Main project funding gap of approximately $200,000–$600,000 and at least $225,000 to open and ramp the Second Site if it proceeds. The combined immediate need is therefore approximately $425,000–$825,000 before additional contingency and working capital.

The planned Self-Help loans of up to $3,777,260 in aggregate, described in Section 7.4, have not closed. Loan proceeds are not presently available to fund the Main project and remain subject to lender conditions and final financing documents. The commitment covers refinancing and other specified uses as well as construction; the aggregate loan amount is not unrestricted cash or remaining construction availability. Delays or reduced availability could increase the amount of additional capital required.

Concurrent offerings. As of September 28, 2026, the Issuer is not conducting, and does not currently plan to conduct, any other securities offering concurrently with this Offering.

8.4 Cash and Working Capital

Audited December 31, 2025 balances and 2025 cash flows

Measure	Amount
Cash	$306,419
Current assets	$371,336
Current liabilities	$462,229
Working-capital deficit	$(90,893)
2025 operating cash flow	$222,056
2025 investing cash used	$(536,464)
2025 capital raised	$352,276

At August 31, 2026, the updated unaudited cash-basis internal balance sheet reports cash of $229,328.68, current assets of $295,366.83 and current liabilities of $464,281.09, resulting in a working-capital deficit of $168,914.26. Current liabilities include $340,461.20 of operating lease liabilities. Delays in the Offering, the Second Site or Main could increase the Issuer's need for debt, equity or operating cash flow.

Runway. Cash on hand divided by average monthly net loss does not yield a meaningful finite number of months for January–August 2026 because the Issuer reported positive net income of $132,775.11 on its unaudited cash-basis internal statements. This historical result does not establish how long available cash will fund operations and planned capital expenditures. Construction, equipment, debt service and working-capital requirements may require additional financing as described in Section 8.3.

8.5 Material Trends and Uncertainties

The $75,000 Target Offering Amount is materially less than management's currently identified $425,000–$825,000 combined Main and Second Site need and may be insufficient to complete either project. Reaching the target permits a closing but does not mean the Issuer has enough capital to execute its full plan. If the Issuer raises only the target, it will prioritize uses in the Manager's discretion and will need operating cash flow, available loan proceeds, additional equity or other financing. The target budget in Section 5 leaves $66,656.25 for working capital after budgeted cash fees; actual processing costs and other Offering expenses may change that amount.

The Issuer's audited financial statements for the years ended December 31, 2025 and 2024 are included with the Offering materials, together with the independent accountant's report and Issuer certifications as applicable.

Known material trends and uncertainties include liquidity, Second Site startup needs, the Main funding gap, available borrowing, Issuer guarantees, related-party arrangements, committed capital expenditures and the possibility that additional financing will be required.

8.6 Previous Offerings of Securities

The Issuer has completed three Regulation Crowdfunding equity offerings: two through Mainvest and one through MicroVentures. The table includes the earlier 2022–2023 equity offering for historical context, although it is outside the three-year lookback at the planned September 2026 filing. All three relied on Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Amounts are gross subscriptions recorded in the May 2026 master cap table, before intermediary and other costs; they are not net cash distributions.

Offering / period	Security / price	Gross amount sold	Units issued	Use of proceeds
Mainvest equity 1 2022–Jan. 2023	LLC membership Units $1.00 and $2.00	$997,500	713,750	Croissant/sourdough capacity; 710 13th Street renovations; Main planning and debt service; general corporate purposes.
Mainvest equity 2 2023–2024	LLC membership Units $2.00	$539,300	269,650	Croissant/sourdough equipment; Main planning and debt service; general corporate purposes.
MicroVentures equity June 2024–May 2025	LLC membership Units $1.80–$2.20	$882,960.60	Approximately 441,492	Main development; sales-channel expansion; debt service; capital reserves and technology.
Total equity offerings		$2,419,760.60	Approximately 1,424,892	

The MicroVentures campaign's stated commitment deadline was April 28, 2025. Based on the cap table's completed-investment records, the last sale was May 8, 2025. MicroVentures' closing correspondence records completion of the funding and settlement process in May 2025, with the final wire scheduled for May 21 and investor confirmations supplied May 22. The $882,960.60 final cap-table total excludes $2,000 of commitments included in the preliminary $884,960.60 closing estimate. It is the completed sales, rather than the May 16, 2025 Form C-U filing date, that govern the applicable rolling offering-limit analysis.

Before those three equity offerings, the Issuer completed a separate Mainvest revenue-sharing-note offering in 2022, with original principal of $101,900. This was debt financing and is not included in the equity proceeds or Unit totals above. The notes remain separately described in Section 7.3. The cap table's historical Unit calculations include fractional amounts; rounded presentation totals do not constitute a new issuance or a correction to any holder's legal entitlement.

Management confirmed on September 28, 2026 that neither the Issuer nor any entity controlled by or under common control with it has made additional Regulation Crowdfunding sales since the May 2025 MicroVentures closing. Aggregate Regulation Crowdfunding sales by those entities during the 12 months preceding September 28, 2026 were $0. The $5,000,000 Regulation Crowdfunding limit must be tested at each offer or sale using all sales required to be aggregated for the Issuer, its predecessors and entities controlled by or under common control with it, including securities offered or sold in the current transaction. Any additional relevant sale or change in the launch date must be included in that calculation.

Annual reporting history. SEC EDGAR includes the Issuer's annual reports for fiscal years 2022 through 2025. The Form C-AR for 2025, filed April 30, 2026, states that the Issuer cured its earlier annual-reporting delinquency on June 24, 2024 by filing with the SEC and providing investors the two annual reports required for the two years preceding that offering. The 2024 and 2025 annual reports were filed April 30, 2026. Later filings do not by themselves resolve every potential issue concerning prior compliance. The Issuer is current with applicable ongoing reporting requirements.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

9. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

The Issuer leases the real property commonly known as 3320 and 3326 Fairmount Avenue, San Diego, California and the adjacent lot from 3320 Fairmount LLC, a California limited liability company ("3320 Fairmount LLC" or "Landlord"), which is an entity affiliated with the Issuer's founders, under the Standard Form Industrial Lease (Triple Net), dated as of June 12, 2026 and signed September 14, 2026 (the "Main Lease"), a copy of which is included in Form C as Exhibit G and further referenced in Section 9 of Form C. The Main Lease designates June 26, 2026 as both the lease and rent commencement date and provides an initial ten-year term with an anticipated expiration of June 30, 2036. The Main Lease allows delivery within 12 months of commencement and provides that delayed delivery does not alter the Issuer's obligations or extend the term; rent commencement is not contingent on the facility opening. The lease term automatically extends once for five years if its conditions are met, unless the Issuer gives written notice of nonrenewal at least six and no more than nine months before expiration. First-year estimated monthly basic rent ranges from $8,500 to $30,000. Rent is subject to the scheduled increases and adjustments under the Main Lease, including Landlord's debt service for land, tenant improvements and buildout expenses plus a 5% supervisory fee and compounded 3% annual increases. An annual rent increase is based on the greater of the San Diego County Consumer Price Index or 3%, commencing with the second anniversary. The Issuer bears the expenses allocated to it under the triple-net provisions. The lease term, rent commencement before facility opening, scheduled rent and adjustments including the 5% supervisory fee, conditional automatic five-year extension, triple-net expenses, alterations ownership and removal obligations, transfer restrictions and related conflicts are described in Form C Section 9 and the Main Lease. Alterations become the Landlord's property upon installation, subject to the Landlord's right to require removal and restoration at the Issuer's expense. Issuer-funded improvements may therefore benefit the Landlord. The Main Lease restricts the Issuer from any transfer of the Main Lease without Landlord's prior consent including (i) any assignment, sublease, disposition, sale, concession, license, mortgage, encumbrance, hypothecation, pledge, collateral assignment, or other transfer, of the Main Lease, any interest in the Main Lease, or all or any portion of the premises subject to the Main Lease; or (ii) any assignment, disposition, sale, transfer, acquisition, or issuance of equitable interest(s) in the Issuer. The Issuer has obtained Landlord's consent to proceed with this Offering. The Investor acquires no ownership interest in 3320 Fairmount LLC or its real property through this subscription. See Form C Sections 3, 4.3, 7.5, 9 and 11.1, and Exhibit G

Note 6 to the 2025 audited financial statements describes the Issuer's guarantee of a loan from Live Oak Banking Company to 3320 Fairmount LLC, the borrower. The loan bears interest at 6.58% and matures September 3, 2047. Its outstanding principal was $1,109,930 at December 31, 2025; the audit reports maximum potential future guaranteed principal of $2,050,000 plus accrued but unpaid interest. The Issuer must perform under the guarantee if 3320 Fairmount LLC fails to make required payments and has rights of indemnity against that affiliate for amounts paid. The Issuer received no guarantee fee. A prior affiliate loan previously guaranteed by the Issuer was extinguished in October 2025 using related-party financing provided by Tallgrass, as described in Note 7 and below. Actual guarantee exposure may change as the affiliate's debt is repaid, refinanced, drawn or modified. Management confirms that Jeffrey Brown and Jennifer Chen personally guarantee the full amount owed under the current Live Oak property-acquisition loan, which is intended to be refinanced with Self-Help financing. Jeffrey Brown also personally guarantees the full amount owed under the Issuer's SBA EIDL loan. These personal guarantees are separate from the Issuer's affiliate-debt guarantee. These arrangements create potential conflicts of interest because they involve an affiliate of the founders and may affect decisions about the property, financing and related economics.

The June 1, 2026 Self-Help commitment described in Section 7.4 contemplates the Issuer and 3320 Fairmount LLC as co-borrowers for up to $3,777,260, with unconditional payment guarantees from Jeffrey Brown and Jennifer Chen for the full amount of each loan. Loan 2 also contemplates an 80% California Small Business Loan Guarantee Program guarantee. Loan 1 and Loan 2 would respectively have first and second liens on the Main property and loan-funded equipment, and second and third liens on the borrowers' other personal property, junior to the SBA EIDL lien, together with liens on the capital-asset reserve account. The commitment requires $140 monthly reserve deposits, subordination of revenue-sharing notes, other borrower debt and equity interests to Self-Help, and limits on additional indebtedness. These pending arrangements would expose Issuer assets and credit alongside the founders' affiliated property; the financing has not closed.

Tallgrass Pictures LLC is the lender and 3320 Fairmount LLC is the borrower under the executed promissory note dated November 5, 2025, with original principal of $211,000. This is a note receivable and an asset of Tallgrass, not a borrowing by Tallgrass or a borrowing from Jennifer Chen. Sections 1 and 2 specify 7% annual interest, calculated on a 30/360 basis, and monthly payments of $1,493.19 beginning December 1, 2025, with remaining principal and interest due November 1, 2050. Prepayment is permitted without penalty. The note contains no collateral grant. Specified defaults include an

unconsented sale of the property and certain refinancing transactions without full repayment; following a default, the lender may accelerate the debt, subject to the instrument's terms. The audit reports a December 31, 2025 receivable balance of approximately $211,209 ($3,251 current and $207,958 long-term); that dated carrying amount differs from original principal and is not a current payoff. Jennifer Chen's March 19, 2026 email confirms March catch-up payments for December through March. No current payoff or later payment status is represented. The complete signed note appears in Exhibit I.

The note's introductory written-out interest wording conflicts with its adjacent "7%" figure; operative Sections 1 and 2 and the borrower's contemporaneous consent specify 7%. This disclosure follows those operative provisions. The audited note disclosure lists a $1,439.19 monthly payment, while the signed instrument specifies $1,493.19. Management confirms that 7% annual interest and $1,493.19 monthly payments are the intended terms and that the note has not been amended. Exhibit I reproduces the instrument unchanged; the parties' legal rights are governed by the executed documents and applicable law.

Management compensation and bonuses. As described in Section 6.1, the Company has approved performance bonuses to Jeffrey Brown, Manager and co-founder, and Jennifer Chen, executive and co-founder, of up to $195,000 in the aggregate for the applicable performance period. The Manager determines allocation, final amount and timing based on Company performance and ability to pay in the Manager's sole good-faith discretion. This authorization does not limit future compensation, bonuses, reimbursements, benefits, management fees or other arrangements permitted by the Operating Agreement and applicable law. Those arrangements remain subject to applicable approval and disclosure requirements and may create conflicts or reduce resources available for other uses. See Subscription Agreement Exhibit 2.

10. TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

The audited financial statements state that the Issuer is a California limited liability company that has elected to be taxed as a C corporation. The federal and state tax consequences of acquiring, holding, receiving distributions on and selling the Units can be complex and may differ by investor; a later corporate conversion may also have tax consequences. Each investor should consult independent tax, legal and financial advisers. This treatment can result in tax at the entity level and additional tax to investors on distributions treated as dividends; Company losses generally do not pass through to investors. Section 7.3 of the Operating Agreement requires C-corporation tax treatment. A future change inconsistent with that requirement would require the applicable governing-document approvals and compliance with tax law.

11. LEGAL MATTERS

11.1 Material Agreements

The Issuer's material agreements include the Operating Agreement, subscription and joinder documents, the Island Avenue lease and the Main Lease listed as Exhibit G, Main construction and equipment arrangements, Issuer and affiliate loan and guarantee documents, intermediary and escrow agreements, material intellectual-property arrangements and material related-party agreements. Summaries are qualified by the executed documents, which control. Indemnification of the Manager, officers and other covered persons is described in Section 6 and governed by Article 11 of the Operating Agreement and applicable law.

11.2 Legal and Regulatory Proceedings

The 2025 audit states that as of December 31, 2025 there were no pending or threatened lawsuits reasonably expected to have a material effect on operations. Any material proceeding arising after that date will be disclosed as required by applicable law.

Management update to the 2025 audit disclosure. In 2025, the Issuer entered into a confidential settlement agreement to resolve an alleged dispute. The resolution was a compromise of disputed claims and the settlement does not constitute an admission of liability or wrongdoing by Issuer. Issuer specifically denied the allegation. The settlement agreement contained customary mutual releases and standard confidentiality provisions that restrict the parties from disclosing the specific terms, financial conditions, or underlying facts of the settlement.

11.3 Eligibility and Disqualification

The Issuer and the covered persons in the Offering are subject to the Regulation Crowdfunding eligibility and Rule 503 bad-actor requirements. The Issuer's filing and Offering are conditioned on satisfaction of those requirements.

11.4 Ongoing Disclosure Controls

The Issuer will maintain controls for prompt disclosure of material changes, progress updates, annual reports, investor communications, completed rolling closes, current capitalization and use of proceeds. A material change may require a Form C/A and investor reconfirmation under applicable law.

11.5 Issuer Certification

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

11.6 Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://izolabakery.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

The Issuer's prior Regulation Crowdfunding reporting history, including the April 30, 2026 filing, have addressed any prior reporting gaps as further described in Sections 3 and 12.2.

12. ADDITIONAL INFORMATION

12.1 Prior Offerings

The Issuer's three completed equity offerings raised $2,419,760.60 in gross proceeds. The consolidated offering history, historical Unit issuances and separate 2022 revenue-sharing-note financing appear in Section 8.6.

For the prior-offering dates, proceeds and rolling 12-month aggregation discussion, see Section 8.6. The prior Form C-U filing date is not treated as the date of a sale.

12.2 Ongoing Reporting

After the Offering, the Issuer expects to provide annual reports as required by Regulation Crowdfunding until a lawful termination of that obligation. Reports will be filed through the SEC's EDGAR system and made available as required by law. EDGAR reflects a Tallgrass Pictures LLC Form C-AR filed April 30, 2026, which addressed prior reporting gaps. Investor communications from Republic or the Issuer do not replace required filings.

12.3 Exhibits

Exhibit	Document	Description
A	Financial Statements	2025 and 2024 audited financial statements and independent accountant’s report.
B	Form of Security	Complete Subscription Agreement and its exhibits, including the executed Operating Agreement, Joinder Agreement, Membership Proxy, Spousal Consent, risk factors and disclosed affiliate transactions. The Operating Agreement is also reproduced in Exhibit H.
E	Video Transcript	Final founder video transcript (v5.4.5), including spoken dialogue, on-screen disclosures and the video link.
F	Testing the Waters Communications	No testing-the-waters communications have been used for this Offering, and management does not plan to conduct a testing-the-waters campaign.
G	Executed Main Lease	Standard Form Industrial Lease (Triple Net), dated as of June 12, 2026 and signed September 14, 2026; 3320 Fairmount LLC as landlord and Tallgrass Pictures LLC as tenant; complete executed lease including its Exhibits A and B.
H	Executed Operating Agreement	Complete executed June 9, 2022 Operating Agreement, including its signature page and Exhibit A.
Other referenced materials	Material agreements identified in Section 11.1	To be included or made available as required; no separate exhibit letter is assigned here.
I	Executed 3320 Fairmount promissory note	November 5, 2025; 3320 Fairmount LLC borrower; Tallgrass Pictures LLC lender; $211,000 original principal; complete signed instrument.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Tallgrass Pictures LLC d/b/a IZOLABy:

(Signature)

Jeffrey Lamont Brown

(Name)

Manager and Co-Chief Executive Officer; Principal Financial Officer; Principal Accounting Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Jeffrey Lamont Brown

(Name)

Manager and Co-Chief Executive Officer; Principal Financial Officer; Principal Accounting Officer

(Title)

Date: November 2, 2026

(Date)

(Signature)

Jennifer Chen

(Name)

Co-Chief Executive Officer

(Title)

November 2, 2026

(Date)

(Signature)

(Name)

(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)

Audited Financial Statements

Years Ended December 31, 2025 and 2024

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Audited Financial Statements
Years Ended December 31, 2025 and 2024
Table of Contents

ANTONIO JONES
CONSULTING
Certified Public Accountant and Consultant

Antonio Jones, CPA
IDRPRS License No: 065.043168
Peer Review Firm No: 900256001504

Member of the AICPA and the
The Illinois CPA Society

INDEPENDENT AUDITOR'S REPORT

To the Management of
Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
San Diego, California

Report on the audit of the Financial Statements

Opinion

I have audited the financial statements of Tallgrass Pictures, LLC (d/b/a IZOLA Bakery), which comprise the balance sheets as of December 31, 2025, and December 31, 2024, and the related statement of income, and cash flows for the years ending, and the related notes to the financial statements.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tallgrass Pictures, LLC as of December 31, 2025, and December 31, 2024, and the results of its operations, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Basis for Opinion

I conducted my audit in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibility under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of this report. I am required to be independent of Tallgrass Pictures LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to my audits. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Responsibility of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

My objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tallgrass Pictures LLC's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures LLC's ability to continue as a going concern for a reasonable period of time.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Antonio Jones, CPA

Digitally signed by Antonio Jones, CPA
DN: cn=Antonio Jones, CPA gn=Antonio Jones, CPA c=US United States l=US United States o=Antonio Jones Consulting ou=Chicago, IL e=antoniojonesconsulting@gmail.com
Reason: I am the author of this document
Location:
Date: 2026-04-16 15:45-05:00

Antonio Jones, CPA
Chicago, IL

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)

Balance Sheet

As of December 31, 2025 and 2024

	Note	2025	2024
ASSETS			
Current Assets			
Cash	1.g	$ 306,419	$ 268,552
Inventory	1.h	$ 57,282	$ 50,621
Prepaid Expenses		$ 1,450	$ 3,750
Interest Receivable		$ 2,462	$ -
Note Receivable	7	$ 3,251	$ -
Other Current Assets		$ 473	$ 2,023
Total Current Assets		$ 371,336	$ 324,945
Noncurrent Assets			
Property, Plant & Equipment, Net	2	$ 446,082	$ 493,165
Construction in Progress	2	$ 1,287,673	$ 964,734
Real Estate	2	$ 69,100	$ 69,100
Right-of-Use Operating Lease	5	$ 2,851,057	$ 3,065,728
Security Deposit		$ 15,500	$ 15,500
Note Receivable	7	$ 207,958	$ -
Total Noncurrent Assets		$ 4,877,371	$ 4,608,227
Total Assets		**$ 5,248,707**	**$ 4,933,173**
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable	3	$ 54,273	$ 137,019
Gift Card Liability		$ 16,078	$ 13,991
Payroll Liabilities		$ 39,942	$ 20,871
SBA Loan	4	$ 6,975	$ 6,719
Revenue Sharing Note	8	$ 4,500	$ 2,800
Lease Liability - Current	5	$ 340,461	$ 334,912
Total Current Liabilities		$ 462,229	$ 516,312
Long-Term Liabilities			
Lease Liability - Noncurrent	5	$ 2,510,596	$ 2,750,516
Revenue Sharing Note	8	$ 80,252	$ 86,259
SBA Loan	4	$ 300,354	$ 309,775
Total Long-Term Liabilities		$ 2,891,202	$ 3,146,549
Total Liabilities		$ 3,353,430	$ 3,662,861
Member's Equity			
Capital Contributed		$ 110,983	$ 110,983
Investor Equity	9	$ 2,267,338	$ 1,915,062
Retained Earnings		$ (755,732)	$ (161,193)
Net Income		$ 272,687	$ (594,541)
Total Equity		$ 1,895,276	$ 1,270,312
Total Liabilities and Stockholders' Equity		**$ 5,248,707**	**$ 4,933,173**

See auditor's report and the accompanying notes to the financial statements.

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Income Statement
For the years ending December 31, 2025 and 2024

	Note	2025	2024
Revenue			
Revenues	1.l	$ 3,085,824	$ 1,399,675
Cost of Goods Sold	1.m	$ 644,807	$ 369,234
Wages, payroll taxes and benefits		$ 1,374,905	$ 970,012
Gross Profit		**$ 1,066,112**	**$ 60,429**
Operating Expenses			
Lease Expense	5	$ 323,230	$ 272,016
Supplies and small equipment		$ 21,256	$ 22,170
Professional Fees		$ 29,891	$ 54,000
Merchant & credit card fees		$ 94,096	$ 55,080
Utilities		$ 110,908	$ 57,096
Repairs and maintenance	1.o	$ 50,033	$ 35,483
Communication and IT		$ 33,213	$ 27,971
Travel		$ 779	$ 2,691
Adverting and promotion	1.n	$ 9,611	$ 9,950
Other operating expenses		$ 46,034	$ 37,708
Permits and taxes		$ 5,263	$ 27,216
Insurance		$ 4,202	$ 4,590
Depreciation	1.i,2	$ 49,399	$ 24,674
Total Operating Expenses		**$ 777,916**	**$ 630,646**
Net Operating Income (Loss)		**$ 288,196**	**$ (570,217)**
Other Income (Expenses)			
Interest Income		$ 14,327	$ 11,602
Interest Expense	5	$ (29,836)	$ (35,926)
Total Other Income (Expense)		**$ (15,509)**	**$ (24,324)**
Net Income (Loss)		**$ 272,687**	**$ (594,541)**

See auditor's report and the accompanying notes to the financial statements.

IZOLA Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)
Statement of Cash Flows
For the years ending December 31, 2025 and 2024

	2025	2024
OPERATING ACTIVITIES		
Net Income	$ 272,687	$ (594,541)
Adjustments to reconcile Net Income to Net Cash provided by operating activities		
Interest Receivable	$ (2,462)	$ -
Inventory assets	$ (4,359)	$ (26,796)
Prepaid Expenses	$ -	$ 98,497
Receivable in Transit	$ -	$ -
Accumulated Depreciation	$ 49,399	$ 24,674
Amortization of Right-of-use Operating Lease	$ 214,671	$ (746,716)
Accounts Payable	$ (82,747)	$ 109,481
Gift Cards	$ 2,088	$ 13,991
Lease Liability	$ (234,371)	$ 766,416
Payroll Liabilities	$ 20,621	$ 15,675
Security Deposit	$ -	$ (15,500)
Interest	$ (13,472)	$ (2,051)
Total Adjustments to reconcile Net Income to Net Cash Provided by operations	$ (50,631)	$ 237,670
Net cash provided by operating activities	$ 222,056	$ (356,870)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Fixed assets	$ (2,316)	$ (120,174)
Construction in Progress	$ (322,939)	$ (453,253)
Real Estate	$ -	$ (44,100)
Short Term Notes	$ (211,209)	$ -
Net cash(used) by investing activities	$ (536,464)	$ (617,527)
FINANCING ACTIVITIES		
Capital Raise	$ 352,276	$ 638,224
Net Cash Provided by Financing Activities	$ 352,276	$ 638,224
Net Increase in cash	$ 37,867	$ (336,174)
Cash, beginning of year	$ 268,552	$ 604,726
Cash, end of year	$ 306,419	$ 268,552

See auditor's report and the accompanying notes to the financial statements.

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery)

Statement of Change in Members' Equity

For the Years Ended December 31, 2025 and 2024

	Members' Equity	Accumulated Profit (Deficit)	Total Members' Equity
Balance at January 1, 2024	1,388,584	(154,025)	1,234,559
Net Income(Loss)		(594,541)	(594,541)
Issuance of members' equity, net of equity issuance costs	630,293		630,293
Balance at December 31, 2024	2,018,877	(748,566)	1,270,311
Net Income (Loss)		272,687	272,687
Issuance of members' equity, net of equity issuance costs	352,278		352,278
Balance at December 31, 2025	2,371,155	(475,879)	1,895,276

See auditor's report and the accompanying notes to the financial statements.

1. Summary of significant accounting policies

a. *Nature of operations*

Tallgrass Pictures, LLC (d/b/a IZOLA Bakery) (the Company) is a small-batch artisan bakery in San Diego that specializes in hot- from-the-oven croissants and sourdough and takes action on a justice-based mission. The Company is planning to open a dough factory and additional locations in the coming years. The Company has secured a location for its new factory and begun building out the factory for additional capacity needs.

b. *Basis of accounting*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. *Use of estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. *Fair value measurements*

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the Company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

e. *Concentration of credit risk*

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. *Income taxes*

The Company is a limited liability company that has elected to be taxed as a C-corporation.

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, Income Taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2025, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2025 and 2024. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

For the years ended December 31, 2025, and 2024 the Company had Net Operating Loss carryforwards and reserves as follows:

		2025	2024
Net Operating Loss Carryforwards (federal)	$	750,679	$1,016,494
Valuation Allowance	$	(750,679)	$(1,016,494)
Net Provision for income tax		-	-

g. *Cash and cash equivalents*

Cash and cash equivalents include short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2025, and 2024 the Company's cash consisted of deposits held in business checking and savings accounts at financial institutions in the United States.

h. *Inventories*

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company did not have any reserves for slow-moving and obsolete inventory at December 31, 2025 and 2024. Inventory as of December 31, 2025, and 2024 consists mostly of raw materials.

i. *Property, plant and equipment*

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Machinery, equipment, furniture and fixtures	20 years

j. *Leasehold improvements*

Leasehold improvements are recorded as components of property, plant and equipment. ASU 2024-01, Leases (Topic 842): Common Control Arrangements requires amortizing leasehold improvements for leases between entities under common control over the useful life of those assets, regardless of the lease term. Accordingly, the cost of leasehold improvements is charged to depreciation using the straight-line method over the estimated useful lives of the improvements. The Company estimates that leasehold improvements will have a useful life of 20 years. As of December 31, 2025 and 2024, leasehold improvements had yet to be placed in service.

k. *Leases*

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,
(b) the lease classification for any expired or existing leases, and
(c) the recognition requirements for initial direct costs for any existing leases.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the non-cancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

On March 27, 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-01, Leases (Topic 842): Common Control Arrangements, to address two issues related to accounting for arrangements between entities under common control: (1) the terms and conditions to be considered, and (2) leasehold improvements. The new guidance provides a practical expedient for arrangements between entities under common control that allows an in-scope entity to use the written terms and conditions of the arrangement to determine whether it contains a lease, rather than using the legally enforceable terms and conditions. Under this practical expedient, an entity should consider whether the written terms and conditions convey the practical, rather than enforceable, right to control the use of an identified asset. If the arrangement is or contains a lease, the entity must classify and account for that lease based on the written terms and conditions under the practical expedient. The practical expedient applies to both lessors and lessees and can be elected on an arrangement-by-arrangement basis. The Company has elected early adoption of this new standard and has made effective for the years ended December 31, 2025, and 2024.

The Company leases its facility from an entity under common control and has determined that the arrangement qualifies as a lease arrangement. Accordingly, the Company records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

l. *Revenue recognition*

The Company generates revenue from its sale of finished goods and services and records revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue from its bakery is derived from sales at its location and is recognized at the time of sale. The Company recognizes revenue from production services and studio rental once the services have been delivered.

m. *Cost of goods sold*

Cost of goods sold includes the following expenses: raw material and packaging costs, point of sale credit card and payment processing fees, and costs of labor involved in the baking process, including salaries, payroll taxes, and other benefits.

n. *Advertising expenses*

Advertising and promotional costs are expensed as incurred.

o. *Repair and maintenance*

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

p. *Comprehensive income*

The Company does not have any comprehensive income items other than net income.

2. Property, Plant, Equipment, and Construction in Progress

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

	2025	2024
Machinery and equipment	$ 663,212	$ 663,212
Leasehold improvements	302,546	301,522
Total Cost	987,978	964,734
Total Accumulated Depreciation	(543,187)	(493,788)
Total	$ 444,790	$ 493,165

Depreciation expense for the year ended December 31, 2025 and 2024 was $49,399 and $24,674, respectively.

Construction in progress represents costs incurred for the construction and build-out of the Company's new production facility located at 3320 Fairmount Avenue. Construction in progress includes direct construction costs, materials, contractors, professional fees, permits, and planning that are directly attributable to the project. Construction in progress is not depreciated until the related assets are placed in service, at which time the accumulated costs are reclassified to the appropriate property and equipment categories and depreciated over their useful lives. Construction in progress totaled $1,287,673 and $964,734 at December 31, 2025

and 2024, respectively.

3. Accounts payable

Accounts payable consist of the following:

		2025		2024
Trade accounts payable	$	-	$	3,439
Credit card liabilities		54,273		132,660
Total	$	54,273	$	137,019

4. Debt

a. *In compliance with covenants*

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2025, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2025.

b. *Accounts by period and repayment schedule*

Long-term debt consists of the following:

		2025		2024
Revenue Sharing Note	$	84,752	$	89,059
SBA EIDL Loan		307,329		316,494
Total debt		392,081		405,552
Less: current portion		(11,475)		(9,519)
Long-term portion of debt	$	380,606	$	396,033

On May 26, 2020 the Company received $122,400 in an Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA"). The loan carried an annual interest rate of 3.75% per annum and installment payments, including principal and interest, of $597 monthly beginning 12 months from the date of the note and matures 30 years from the date of the note.

On August 5, 2021, the SBA modified the loan and increased the amount to $317,200. The interest rate was unchanged and the payment increased to $1,601 monthly, beginning 24 months from the date of the original note. The balance of principal interest is due 30 years from the date of the original note.

The Company's Revenue Sharing notes are to be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date of January 1, 2031, when any balance remaining becomes due in full.

Principal repayments on long-term debt over the next five years are as follows:

2026	$	7,241
2027		7,518
2028		7,804
2029		8,102
2030		8,411
Subsequent		341,530
Total	$	380,606

5. Leases

The Company leases facilities for its bakery, production, and storage operations.

Effective July 1, 2024, the Company entered a lease for its bakery premises located at 1429 Island Avenue, San Diego, California. The lease expires on June 30, 2029. Base rent is payable in monthly installments beginning at $15,500 during the first lease year and increasing annually over the lease term. Under the lease agreement, the arrangement is structured as a gross lease; however, the Company is responsible for certain occupancy costs, including utilities and trash service. This lease is included in the measurement of the Company's operating lease right-of-use assets and lease liabilities.

The Company also leases a production facility located at 3320 Fairmount Avenue, San Diego, California under a lease agreement that commenced on July 20, 2022, and expires on July 20, 2047. Base rent is $12,729 per month. Under the lease agreement, the Company is responsible for utilities and services associated with the premises, while the landlord is responsible for real estate taxes and assessments. This lease is with an entity under common ownership and is therefore considered a related-party lease. This lease is included in the measurement of the Company's operating lease right-of-use assets and lease liabilities.

The Company also leased storage space located at 740 13th Street, Suite 321, San Diego, California. The original lease term commenced on July 1, 2020, and expired on June 30, 2021, with monthly base rent of $686. Management has represented that the Company continued to occupy the space on a month-to-month basis during 2024. Payments related to this arrangement were recognized as lease expense as incurred and were not included in the measurement of operating lease right-of-use assets and lease liabilities.

Operating lease right-of-use assets and lease liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Operating lease ROU assets	$ 2,851,057	$ 3,085,428
Operating lease liabilities (current and noncurrent)	$ 2,851,057	$ 3,085,428

During 2025, cash paid for amounts included in the measurement of operating lease liabilities was $355,616.

Other information related to leases as of December 31, 2025 and 2024 was as follows:

	2025	2024
Weighted average remaining lease term: Operating leases	14 years	17.8 years
Weighted average discount rate: Operating leases	4.18%	4.18%

A summary of the maturity of the Company's lease liabilities is as follows:

2026	$ 331,022
2027	328,410
2028	325,836
2029	237,708
2030	152,748
Subsequent	2,575,138
Total undiscounted lease payments	3,950,862
Less: imputed interest	(1,099,805)
Total lease liabilities	$ 2,851,057

6. Commitments and contingencies

In accordance with ASC 460, Guarantees, the Company has disclosed the following financial guarantees and the associated obligations. The Company has guaranteed certain obligations of 3320 Fairmount LLC, in relation to a loan obtained by 3320 Fairmount LLC from Live Oak Banking Company.

The Company has irrevocably and unconditionally guaranteed the repayment of principal and interest on a $1,160,000 Promissory Note (the "Loan") from Live Oak Banking Company to 3320 Fairmount LLC, an entity owned by the same owners as the Company and therefore a related party. The Loan matures on September 3, 2047, and bears interest at a rate of 6.58% per annum. The guarantee obligates the Company to perform in the event that 3320 Fairmount LLC fails to make timely payments of principal and interest. The guarantee remains in effect until the Loan is fully repaid. As of December 31, 2025, the outstanding principal balance of the Loan was $1,109,930. The Company would be required to perform under the guarantee if 3320 Fairmount LLC fails to make any required payments of principal or interest on the Loan when due. In the event the Company is required to perform under the guarantee, it has rights of indemnity against 3320 Fairmount LLC for any amounts paid under the guarantee. The Company believes that it is remote that 3320 Fairmount LLC will fail to meet its obligations under the Loan.

A prior loan obligation of 3320 Fairmount LLC that had previously been guaranteed by the Company was fully extinguished in October 2025. The payoff was funded through related-party financing provided by Tallgrass Pictures, LLC. Accordingly, that obligation is no longer outstanding as of December 31, 2025.

The maximum potential amount of future principal payments the Company could be required to make under this guarantee is $2,050,000, plus any accrued but unpaid interest.

The Company has not received any fees from 3320 Fairmount LLC for providing the guarantee.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. Note Receivable

On November 5, 2025, the company entered into a promissory note with 3320 Fairmount LLC as the borrower, under which the Company agreed to lend $211,000 to extinguish the Live Oak Obligation referred to in note 6 above. The obligation bears interest at 7.00% per annum and requires monthly payments of $1,439.19 beginning December 1, 2025, Payments are applied first to accrued interest and then the principal. The note is fully amortized over a 25-year term and matures on November 1, 2050. The borrower may prepay this note, in whole or in part, without penalty. The Company has classified this arrangement as a related-party note receivable.

As of December 31, 2025, the outstanding principal balance was approximately $211,209, of which $3,251 was classified as current and $207,958 was classified as long-term.

8. Revenue Sharing Note Payable

In 2022, the Company entered into a revenue sharing note arrangement facilitated through Mainvest. Under the arrangement, the Company issued revenue sharing notes to multiple investors (noteholders) through the platform. The agreement provides that payments are made to the holders on a pro rata basis based on their respective interests in the offering.

The notes are unsecured and subordinated to certain other indebtedness of the Company. The Company is required to make quarterly payments equal to 0.306% of revenue, as defined in the agreement. The notes mature on January 1, 2031. Any unpaid remaining balance at the maturity date becomes due in a final balloon payment. The agreement also includes a contractual repayment cap based on the terms of the offering.

As of December 31, 2025 and December 31, 2024, the outstanding long-term balance of the revenue sharing notes was $80,252, and $86,259, respectively, with the current portions being $4,500 and $2,800 respectively.

9. Equity

The Company has raised capital through the issuance of membership units to investors, including securities offered pursuant to SEC Regulation Crowdfunding ("Reg CF"). Reg CF is a federal securities exemption that permits eligible private companies to raise capital from accredited and non-accredited investors through an eligible intermediary, subject to offering limits, required disclosures, investor protections, and ongoing filing requirements.

In connection with these offerings, the Company entered into an engagement agreement with MicroVenture Marketplace, Inc. to act as the Company's exclusive intermediary and provide funding portal and offering support services. Under the agreement, the Company has sold 441,492 units of membership units pursuant to Reg CF. The Company was required to provide MicroVentures with information, data, materials, and financial statements for use in the offering and related SEC filings. MicroVentures was authorized to review offering materials, perform required anti-fraud diligence and bad actor background checks, post offering materials on its platform, facilitate investor communications and subscriptions, and file or assist in filing offering documents with the SEC, including Forms C, C/A, C-U, and C-AR, together with related exhibits and amendments. Upon the initial filing of offering materials with the SEC, MicroVentures was authorized to commence the offering by posting such materials on its platform for public viewing. MicroVentures was entitled to a 2% commission on investments raised, payable from offering proceeds at closing.

Pursuant to the Company's operating agreement, the Company has authorized and issued a total of 12,000,000 membership units, of which Jeffrey Lamont Brown held 9,600,000 units (80%) and Jennifer Chen held 2,400,000 units (20%), prior to giving effect to membership units issued in subsequent crowdfunding offerings. As of the close of the Company's most recent equity tranche in April 2025, ownership of the Company was approximately 71% owned by Jeffrey Brown, 18% Jennifer Chen, and 11% held by outside investors.

The Company's majority ownership and control remain with Jeffrey, who holds a controlling ownership interest and retains significant governance rights under the operating agreement. Although outside investors have certain voting and governance rights as members, those rights are limited and do not provide day-to-day operating control or unilateral authority over financing or capital decisions. Outside investors are minority holders and, individually or as a class, do not have rights senior to the Company's bank debt. Minority investors do not have unilateral rights to veto loans or otherwise control the Company's borrowing decisions; such matters remain subject to the Company's governing documents and majority control structure. The Reg CF equity represents permanent capital of the Company and is non-redeemable and non-callable. Investors do not have a contractual right to require the Company to repurchase their interests or withdraw capital. The operating agreement includes restrictions on the transfer of membership interests and may include provisions that permit or require members to participate in certain transactions, including drag-along provisions, which may limit individual investor liquidity and control. Investor returns are generally limited to distributions, if and when declared by the Company, transfers permitted under applicable restrictions, or proceeds realized upon a company sale, liquidation, or similar liquidity event in accordance with the governing agreements. Distributions, if any, are made at the discretion of the Manager, subject to the terms of the operating agreement and applicable law. Members do not have a contractual right to require distributions.

Amounts received from the issuance of membership units are presented as investor equity within members' equity in the accompanying balance sheets. These equity interests represent permanent capital and are not reflected as debt obligations. Based on the Company's SEC crowdfunding filing history, the Company filed multiple Reg CF-related forms, including original Form C offering statements, Form C/A amendments, and Form C-U progress updates, together with additional amendments and updates through 2025, consistent with the Company's crowdfunding activities and related compliance requirements. The company has not filed form C-AR (annual reports for 2024 and 2025), they will be filed this year once completed.

Investor equity totaled $2,267,338 and $1,915,062 as of December 31, 2025, and December 31, 2024, respectively.

10. Subsequent events

Management evaluated subsequent events as of April 7, 2026, the date these financial statements were available to be issued. On June 27, 2024, the company commenced operations at its new retail location at 1429 Island Avenue. Other than this matter, no events occurred that would require recognition or disclosure in the accompanying financial statements.

EXHIBIT B

Form of Security

Tallgrass Pictures LLC d/b/a IZOLA

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Manager of
Tallgrass Pictures LLC d/b/a IZOLA
3312 Front Street, San Diego, California 92103

Ladies and Gentlemen:

The undersigned (the "Investor") understands that Tallgrass Pictures LLC d/b/a IZOLA, a California limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder. The Offering is made pursuant to the Company's Form C, as amended from time to time, filed with the Securities and Exchange Commission (the "SEC") (the "Form C"). The Company is offering up to $5,000,000 in aggregate purchase price of its membership units (the "Securities" or "Units") to accredited and non-accredited investors. There are 2,250,000 Units available for this Offering. The price per Unit (the "Purchase Price") is $2.10 for the first $250,000 of accepted subscriptions, $2.20 for accepted subscriptions above $250,000 through $500,000, and $2.30 thereafter through the Maximum Offering Amount. A subscription crossing a pricing-tier threshold will be allocated between the applicable prices. The target amount is $75,000 (the "Target Offering Amount"), and the maximum amount is $5,000,000 (the "Maximum Offering Amount"). Subscriptions above the Target Offering Amount will be accepted on a first-come, first-served basis up to the Maximum Offering Amount, unless the Company establishes and properly discloses another allocation method permitted by applicable law. The minimum subscription amount for a cash investor is $1,000, unless the Manager waives that minimum in writing for a particular subscription, subject to applicable law, the Form C, and the Portal's reasonable compliance requirements. The Company imposes no additional maximum individual subscription amount beyond applicable investor limits and the remaining amount available under the Maximum Offering Amount. The Manager may accept or reject any subscription, in whole or in part. The Company is offering the Securities through OpenDeal Portal LLC d/b/a Republic (the "Portal"), an SEC-registered funding portal and FINRA member. Investors should carefully review the Form C and all Offering Materials before investing.

Defined Terms. "Manager" means Jeffrey Lamont Brown while serving as the Company's Manager and any successor duly appointed under the Operating Agreement. "Offering Materials" means the then-current Form C and its exhibits and amendments, this Subscription Agreement and its exhibits, and other official Offering disclosures published through the Portal. "Offering Agreement" means the agreement dated September 1, 2026 between the Company and OpenDeal Portal LLC d/b/a Republic. "Offering Deadline" means the applicable deadline stated in the then-current Offering Materials, as lawfully extended or otherwise changed. Other capitalized terms not defined in this Subscription Agreement have the meanings given in the Operating Agreement.

Investor Relationship. The Investor acquires a minority economic interest subject to the governing documents and the express commitments in this Subscription Agreement. The investment confers no authority to manage or bind the Company, direct its business, require a distribution or liquidity event, or negotiate a separate approval of an action already validly authorized. The Manager controls the timing, structure, counterparties, pricing, financing, and implementation of Company transactions within the authority validly vested in the Manager. The Investor's cooperation, advance consents, transaction authority, and continuing obligations are material conditions of the Company's acceptance of the subscription. Section 13 governs the operation and priority of these terms; rights that cannot lawfully be waived remain available.

1. Subscription; Direct Ownership; Operating Agreement; Joinder; Spousal Consent.

Subject to the Form C and this Subscription Agreement, the Investor subscribes for the number of Units determined by allocating the Investor's accepted subscription amount among the applicable pricing tiers stated above. The subscription is irrevocable except to the extent cancellation is expressly permitted by Regulation Crowdfunding or the Offering Materials, and the Company may accept or reject the subscription, in whole or in part, in the Manager's sole discretion. Republic securities compensation is governed by Section 4.2(i). Only whole Units will be issued. For a subscription spanning pricing tiers, the Unit calculations at the applicable prices are combined and rounded down once to the nearest whole Unit; the Company retains any residual subscription amount without issuing an additional Unit.

Direct Ownership. At Closing (as defined herein), the Investor will be admitted as a Member of the Company and registered on the Company's books and records as an owner of the Units purchased pursuant to this Subscription Agreement. No custodian, nominee, special purpose vehicle, beneficial-interest arrangement, securities-entitlement structure, or transfer-agent structure will be interposed between the Investor and the Company in connection with the initial issuance of the Units.

Operating Agreement; Joinder; Proxy; Spousal Consent. "Operating Agreement" means the Operating Agreement of Tallgrass Pictures LLC dated June 9, 2022, as validly amended from time to time, a copy of which is attached hereto at Exhibit A and included in Form C as Exhibit H. Investor's execution of this Subscription Agreement constitutes the Investor's acknowledgement that they have received and reviewed a complete copy of the Operating Agreement, and with Investor's execution of the Joinder Agreement (the "Joinder Agreement") attached hereto as Exhibit B and Investor's execution of the Membership Proxy (the "Membership Proxy) attached hereto as Exhibit C, Investor agrees to become a party to and to be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as if they were an original signatory thereto as a Member. Upon satisfaction of the conditions in this Subscription Agreement and the Operating Agreement applicable to admission of additional Member(s) including the execution of the

Joinder Agreement and Membership Proxy, at the Closing, Investor shall be admitted to the Company as a Member holding the Units purchased pursuant to this Subscription Agreement. Section 13.15 of the Operating Agreement currently provides that "As a condition precedent to the admission into membership of each married Member, such Member's spouse, at the request of Manager, shall be required to execute a consent, in a form deemed appropriate by Manager, to be bound in all respects, including as to such spouse's ownership interests, if any, in the Member's Units, to the terms of this Agreement." If Investor is married or in a registered domestic partnership Investor shall have the Spousal Consent (the "Spousal Consent") executed in the form attached hereto as Exhibit D upon request by the Manager.

2. Closing.

A closing for the Investor's purchase (a "Closing") occurs only when (a) Investor has executed this Subscription Agreement, (b) Investor has executed the Joinder Agreement, (c) the Manager or the Manager's designee accepts the subscription, (d) all applicable cancellation or revocation periods have expired, and (e) the applicable funds have fully cleared. Before the applicable Closing, the Investor must provide the funding, information and compliance materials required for that Closing through the standard platform workflow; execution and population of subscription materials and joinders follow the final-Closing mechanics below. For Republic or its permitted designee at the final Closing only, no cash funding or escrow clearance is required for the Units issued as consideration for Republic's securities commission. The consideration is the Company's satisfaction at the final Closing of the corresponding securities-compensation obligation under the Offering Agreement.

Rolling Closings. The first rolling Closing may occur after the Offering has been publicly available for at least 21 days, the Target Offering Amount has been reached, at least 5 business days' notice of the applicable Closing has been given, and applicable cancellation periods have expired. Investors may cancel until 48 hours before the applicable Closing or such later time as nonwaivable law requires. At each Closing, 100% of cleared and accepted investor funds included in that Closing may be received by the Company under its separate closing arrangements, net only of agreed fees and expenses, with no contractual holdback or reserve. Subject to applicable law and the Portal workflow, the Company may conduct subsequent Closings no more frequently than monthly, without a two-times-target or other additional fundraising hurdle.

The Company will have access to investor information as provided in the signed Offering Agreement. At the applicable rolling, interim or final Closing(s), when cash Investor subscriptions have been accepted, the Investor participating in the specific Closing will receive confirmation of the successful subscription from Republic and the Investor will be added to the Company's Unit register as a member and owner of the Units, and the Membership Proxy and the irrevocable power of attorney granted to the Manager pursuant to the Operating Agreement will become effective. All final fully executed subscription documents are populated and delivered to Investor at the final Closing through Republic's standard platform workflow. The Units are uncertificated and recorded on the Company's Unit register at Closing.

3. Termination of the Offering; Other Offerings.

The Company may terminate, suspend, extend, amend, or close the Offering as permitted by applicable law and the Form C. If a Form C-W is ultimately filed in relation to the Offering, the Company will return all funds to Investors regardless of whether one or more rolling closings have occurred. Funds for investments not completed or otherwise required to be cancelled will be returned as required by Regulation Crowdfunding and the offering materials. The Company may conduct future offerings of debt, equity, convertible, derivative, incentive, or other securities on terms that may be more or less favorable than the terms of this Offering.

4. Investor Representations, Warranties, Covenants, Waivers, and Approvals.

4.1 General Representations and Covenants.

(a) Risk Tolerance and Financial Capacity. The Investor affirms they (i) have reviewed and accept the risks described in the Form C, this Subscription Agreement, and the Offering Materials; (ii) can evaluate the merits and risks of the investment, alone or with professional advisers; (iii) can bear an indefinite holding period and the complete loss of the investment; (iv) has sufficient liquid assets to pay the Purchase Price; (v) has no present need for liquidity from this investment; has adequate means to provide for current needs and personal contingencies; and (vi) does not have an excessive overall commitment to investments that are not readily marketable in relation to the Investor's net worth, including this investment. The Investor further affirms that in executing this Subscription Agreement they understand and accept the "Certain Risk Factors" disclosed at Exhibit 1.

(b) **Independent Decision; No Advice or Guarantee.** No Company, Portal, escrow-agent, or affiliate communication constitutes investment, legal, tax, accounting, or suitability advice or a recommendation. No person has guaranteed any profit, return, gain, tax result, legality, success, or other benefit. The Investor has made an independent investment decision and has consulted the independent legal, tax, accounting, and investment advisers the Investor considers necessary or appropriate. Any legal counsel acting for the Company in connection with the Offering represents the Company alone and does not represent the Investor. The Investor has had an opportunity to obtain independent legal advice before signing this Subscription Agreement and the Operating Agreement joinder.

(c) **Investor Eligibility and Information.** The Investor either is an "accredited investor" under Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, or has not exceeded the investment limit in Rule 100(a)(2) of Regulation Crowdfunding. All information, representations, and certifications furnished by or on behalf of the Investor to the Company, the Portal, or their representatives in connection with this investment, including in any questionnaire, certificate, other document, or electronic record, are truthful, complete, and current in all material respects. The Investor's principal residence, or principal office if the Investor is an entity, and other identifying information are accurately stated in the Investor's subscription and Portal records. The Investor shall promptly correct or update information that becomes inaccurate or incomplete.

(d) **Review of Offering Materials.** The Investor has received, carefully read, and understands the then-current Form C and the other Offering Materials, including the Operating Agreement and this Subscription Agreement and its exhibits. The Investor has had an opportunity to ask questions and receive answers about the Company, the Securities, the Offering Materials, and the Operating Agreement, to examine the information made available by the Company, and to consult independent advisers. With respect to Company-supplied information, the Investor is relying on the then-current Form C and the other official Offering Materials. These acknowledgments do not waive liability for a material misstatement or omission or any other claim that cannot lawfully be waived. If a material change occurs before the Investor's Closing, the Investor must affirmatively reconfirm an outstanding investment commitment within five business days after receiving the Portal's notice of the change; otherwise, the commitment will be cancelled and the funds returned as required by Regulation Crowdfunding.

(e) **Reaffirmation and Notice of Changes.** Unless the Investor notifies the Company in writing to the contrary before Closing, these representations, warranties, and covenants are reaffirmed at Closing, taking into account all information then received. The Investor will promptly notify the Company of any event before Closing that makes any such statement false or incorrect.

(f) **Cancellation and Abandonment.** The Investor may cancel through the Portal until 48 hours before the applicable Offering Deadline or intermediate Closing, or such later time as nonwaivable law requires. If the Company abandons the Offering before the Investor's purchase closes, the uncompleted subscription will terminate and subscription funds will be returned as required by law and the Offering Materials, without interest except as otherwise required by law. Abandonment does not by itself unwind a completed Closing or extinguish accrued claims or obligations that survive under Section 21. Any cancellation or refund relating to a completed Closing, including under Republic's Form C-W policy, is governed by Section 3 and applicable law.

(g) **No Regulatory Approval.** No federal or state agency has passed on the merits or risks of the Securities or determined the fairness or advisability of the investment.

(h) **Investment Intent; Transfer Restrictions; No Market.** The Investor is acquiring the Securities for the Investor's own beneficial account and for investment, not with a view to distribution. The Securities have not been registered under federal or state securities laws and may be transferred only as permitted by Rule 501 of Regulation Crowdfunding, other applicable law, this Subscription Agreement, and the Operating Agreement. The Company has no obligation to register the Securities, and no public or other market may develop. The Investor may therefore be required to hold the Securities indefinitely. As an additional contractual restriction, during the Offering and for twelve months after its final Closing, the Investor shall transfer Units only on a basis described in Rule 501(a) of Regulation Crowdfunding unless the Manager consents in writing to another lawful transfer. This contractual period is separate from the statutory one-year restriction measured from issuance of the Investor's Securities, and a Manager consent cannot waive that statutory restriction or an applicable Operating Agreement requirement.

(i) **Non-U.S. and Sanctions Compliance.** If the Investor is not a United States person, the Investor has satisfied all legal, consent, foreign-exchange, tax, and other requirements of the Investor's jurisdiction. The Investor is not located in, organized under the laws of, or ordinarily resident in a jurisdiction where the investment is prohibited or that is subject to applicable sanctions or embargoes; is not identified on an applicable restricted-party list; will not knowingly transfer an interest to a restricted party; and will promptly notify the Company if these statements cease to be accurate.

(j) **Capacity and Authority.** The Investor has full legal capacity, power, and authority to execute, deliver, and perform this Subscription Agreement. If the Investor is an entity, it is duly organized, validly existing, and, where applicable,

in good standing; its execution and performance have been duly authorized; and its execution and performance do not violate its governing documents or any material law, judgment, or agreement binding on it. This Subscription Agreement is a valid and binding obligation of the Investor, subject to bankruptcy, insolvency, and similar laws and general equitable principles.

(k) Non-Disparagement. To the fullest extent permitted by law, neither the Investor nor a representative acting on the Investor's behalf shall publicly disparage the Company or its managers, officers, or employees. Nothing in this paragraph restricts honest consumer reviews or other reviews protected by law; truthful reporting to, communications with, or cooperation with regulators or law enforcement; protected whistleblowing; testimony or disclosures required by law; good-faith assertion of legal claims; or the exercise of any other nonwaivable right. No Company approval or prior notice is required for protected reporting, communications, or cooperation.

(l) Projections and Tax Matters. Any projection, forecast, or estimate is speculative, rests on assumptions that may change, and is not a prediction or guarantee. Tax consequences are uncertain and may change because of legislation, administrative action, audit, or judicial decision. The Investor has been advised to consult independent legal, tax, accounting, and financial advisers.

(m) Confidentiality. The Investor shall use nonpublic business, financial, technical, customer, or personnel information furnished by the Company and identified as confidential solely to evaluate, administer, or protect the investment, comply with law, or participate in an authorized transaction. The Investor shall protect that information with reasonable care and may disclose it to professional advisers or representatives who need to know it for those purposes and are subject to confidentiality duties, or with the Company's written consent. This covenant does not cover information that is public without breach, lawfully obtained from another source without a confidentiality duty, already lawfully known, or independently developed. It does not restrict disclosure of the Form C or other public Offering Materials; truthful reporting to or cooperation with regulators or law enforcement; protected whistleblowing; legally compelled disclosure; assertion of legal claims; or nonwaivable information or inspection rights. No Company approval or prior notice is required for protected reporting or cooperation.

(n) Payment and Contact Records. The Investor shall maintain an account with an online portal or other payment agent designated by the Company, with current payment and tax information reasonably necessary to receive distributions or other payments under the Operating Agreement. Payments may be deposited into the Investor's linked account or made by another reasonable payment method designated by the Company, subject to the Operating Agreement and applicable law. The Investor shall update contact information in the Company's records in accordance with Section 10 and the Operating Agreement. Payment and tax information shall be supplied through the secure process designated by the Company or its payment agent.

4.2 Specific Waivers and Approvals.

(a) Affiliate Transactions. Section 5.1 of the Operating Agreement permits transactions with Members, the Manager, and their Affiliates ("Affiliate Transactions"), provided the applicable contracts and arrangements contain provisions and conditions that, in the aggregate, are substantially no less favorable to the Company than those obtainable from unaffiliated persons. The Operating Agreement defines "Affiliate" to mean any person or entity, another person or entity controlling, controlled by or under common control with such person or entity, as determined in good faith by the Manager. The Investor gives the following consents in the Investor's own capacity, subject to the effect and limits stated in Section 13.

(i) Disclosed Affiliate Transactions. The existing and approved Affiliate Transactions specifically identified in Exhibit 2 and described in Form C and its exhibits are the "Disclosed Affiliate Transactions." The Investor acknowledges they have reviewed the Disclosed Affiliate Transactions identified in Exhibit 2, they have had the opportunity to ask questions, examine the available underlying documents, and consult independent advisers regarding the Disclosed Affiliate Transactions, and hereby provides its fully informed consent to the Disclosed Affiliate Transactions. The Investor acknowledges and agrees that any future Affiliated Transaction may create actual and potential conflicts of interest because the Manager may negotiate, approve, administer, amend, or enforce arrangements in which the Manager or another Affiliate has a financial interest, and hereby affirms, acknowledges and agrees that the Company, in the course of its business activities, may enter into an Affiliate Transaction provided all such contracts and agreements with Affiliates contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons which are not Affiliates of Members or the Manager.

(ii) Future Affiliate Transactions. The Company may enter into Affiliate Transactions in the future, including compensation, bonuses, leases, financings, guarantees, and other Affiliate arrangements, to the extent authorized by the Operating Agreement and applicable law. The Investor acknowledges that they shall have no power to participate in the management of the Company and shall have no power or authority to bind or act on behalf of the Company in any way, including but not limited to, having any approval, consultation, notice, disclosure, or participation rights regarding any future Affiliate Transactions.

(b) Future Issuances, Classes, and Recapitalizations. If the Manager determines that the Company has cash needs in excess of available funds, the Company may: (i) borrow funds from financial institutions or other third party sources of capital; (ii) borrow funds from the Manager or an Affiliate of the Manager or from a Member or an Affiliate of a Member; and (iii) raise additional capital for infusion into the Company, and, to the extent the parties investing such capital are not already Members, to admit such parties as additional members. Investor acknowledges and agrees that in admitting new Members, Investor's respective ownership percentage will be subject to dilution. Consistent with the foregoing, Investor agrees that they shall execute all amendments and modifications to the Operating Agreement as may be necessary or appropriate to effectuate the admission of new Members. The Manager (x) manages the assets, business, and affairs of the Company, (y) makes all decisions and perform any and all acts or activities necessary or appropriate to the management of the Company's assets, business, and affairs unless expressly limited by the terms of the Operating Agreement or applicable law; and Investor along with the other Members grant the Manager all powers which may be necessary or desirable to manage the assets, business, and affairs of the Company by and through the Manager, including the power to exercise on behalf and in the name of the Company all of the powers described under applicable law and to do and perform all acts as may be necessary or appropriate to the conduct or furtherance of the business of the Company. Due to the Manager's broad authority to act on behalf of the Company as provided in the Operating Agreement, the Investor expressly acknowledges and agrees that the Company may issue additional equity, debt, convertible, derivative, profits, phantom, incentive, or other interests; admit Members; create or modify classes or series with rights senior, pari passu, or junior to the Units; establish incentive plans; and effect financings, recapitalizations, splits, combinations, exchanges, conversions, domestications, reorganizations, or other Approved Transactions (as defined herein), and Investor hereby provides informed consent that any for the foregoing may materially dilute or adversely affect the Investor's percentage ownership, priority, distributions, or other economic interests. The Investor acknowledges that preserving the Company's ability to finance growth and complete future transactions is a material inducement to acceptance of the subscription.

(i) Implementation. In connection with those issuances and transactions, the Investor authorizes the Manager to execute, acknowledge, deliver, file, or record implementation documents within the authority granted by the Operating Agreement and this Subscription Agreement. To the fullest extent that an advance consent or appointment is legally effective, no further Investor signature or consent is required. The Investor will provide any further lawful confirmation or approval reasonably requested. This paragraph does not amend the Operating Agreement or supply a required approval that has not lawfully been obtained.

(ii) Waiver of Participation and Blocking Rights. To the fullest extent permitted by law, the Investor waives any personal preemptive, participation, subscription, anti-dilution, or similar right that may lawfully be waived and agrees not to object to a duly authorized issuance or transaction solely because it dilutes or subordinates the Investor or proceeds without a separate Investor consent already supplied here. Rights that cannot lawfully be waived, rights requiring a separate consent under applicable law, and rights of other Members are preserved. No provision of this Section requires an additional capital contribution or a personal guarantee by the Investor without the Investor's separate written consent.

(c) Manager Control; No Investor Veto. To the fullest extent lawfully established by this Subscription Agreement and the Operating Agreement, the Manager has exclusive authority over management, governance, operations, financing, capitalization, distributions, reserves, tax elections, litigation, settlement, hiring, compensation, expansion, restructuring, and transaction strategy. The Investor has no authority to bind the Company. The Investor waives any personal governance, approval, consultation, participation, preemptive, anti-dilution, veto, redemption, withdrawal, or similar contractual right that may lawfully be waived, and agrees not to assert a separate consent requirement already satisfied by an effective advance consent or authorized proxy. No board seat, observer right, special reporting right, guaranteed distribution, liquidity deadline, registration right, tag-along right, or most-favored-nation right is granted. Statutory information and inspection rights and any other nonwaivable rights remain available. Section 13 states the governing-document priority and limits; no additional capital contribution or personal guarantee is imposed.

(d) Approved Transactions; Participation and Cooperation. "Approved Transaction" means a Company Unit Sale or a Conversion. If the Members holding a majority of the outstanding Units ("Majority Selling Group") elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party (each such transaction referred to as a "Company Unit Sale"), the Majority Selling Group shall notify the other Members in writing of such Company Unit Sale. Upon request by the Majority Selling Group, the Members will consent to and raise no objections to the proposed transaction, and will take all other actions reasonably necessary or desirable to cause the consummation of such Company Unit Sale on the terms proposed by the Majority Selling Group. The obligations of the Members pursuant to Section 8.6 of the Operating Agreement with respect to a Company Unit Sale are subject to the following conditions: (x) the consideration payable upon consummation of such Company Unit Sale to all of the Members shall be allocated among the Members according to their ownership of Units, and (y) upon the consummation of the Company Unit Sale, all of the Members shall receive the same form of consideration per Unit, or if there are classes of Units, then each class shall receive the same form of consideration per Unit. Each Member agrees to be bound by agreements with respect to indemnification obligations, amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives; provided, that any such indemnification, escrow, holdback and adjustment obligations undertaken by any Member (A) shall be proportional to the share of the purchase price paid in connection with such Company Unit Sale that is allocable to such Member and (B) shall not exceed the total amount of consideration received by such Member in connection with such Company Unit Sale (except with respect to representations and warranties relating solely to, or covenants entered into solely by, such Member, including representations as to title to Units or any non-compete). To the extent that a Member does not take any actions when requested by the Manager pursuant to the Operating Agreement, each such Member hereby constitutes and appoints the members of the Majority Selling Group as such Member's true and lawful attorney-in-fact and authorizes the attorney-in-fact to execute on behalf of such Member any and all documents and instruments which the attorney-in-fact deems necessary and appropriate in connection with the Company Unit Sale. The foregoing power of attorney is irrevocable and is coupled with an interest. At any time, if deemed advisable by the Manager, the Manager shall have the right, with no action on the part of the Members, to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation (a "Conversion"), in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. Each Member further agrees that the Manager may take, without any action or further authorization of the Members, any and all actions necessary or desirable, in the discretion of the Manager, to effect such conversion, merger or consolidation, including, without limitation, preparing and filing certificates, executing agreements, making necessary or appropriate amendments to this Agreement (including terminating this Agreement or converting this Agreement into a stockholders agreement), converting Units into securities of the C Corporation or disposing of Units. The Manager shall structure the Conversion so that the relative percentage equity interests, relative voting rights and economic positions of the Members immediately prior to the Conversion will be maintained in the Conversion. In connection with the Conversion, the Company shall make or apply for all filings, permits, authorizations, consents and approvals as may be required under applicable state or federal law, or by any administrative agency or commission or other governmental regulatory authority or agency (a "Governmental Entity"). Each of the Members agrees to take all actions reasonably requested by the Company in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including making all filings required to be made or obtained by the Company or such Member in connection with the consummation of the Conversion. It shall be a condition to the consummation of the Conversion, that all filings, permits, authorizations, consents and approvals of Governmental Entities required in connection therewith have been made or obtained.

(i) Required Participation. Upon the Manager's written direction, the Investor shall support and consent to an Approved Transaction and sell, transfer, exchange, contribute, convert, cancel, or otherwise dispose of all or the portion of the Investor's Units specified in that direction; accept the consideration allocated to those Units under the authorized transaction; and become bound by the applicable successor governing documents.

(ii) Execution and Information. The Investor shall deliver the customary consents, voting agreements, joinders, exchange or conversion instruments, letters of transmittal, escrow and representative appointments, releases within Section 4.2(e), tax forms, ownership and eligibility certifications, and other implementation documents reasonably requested by the Manager or the Transaction Representative within three business days after a request unless a longer nonwaivable notice, disclosure, or decision period controls. The Investor must promptly correct inaccurate ownership, tax, payment, or compliance records.

(iii) No Contractual Obstruction. The Investor shall not exercise a waivable contractual blocking, co-sale, first-refusal, participation, or separate-approval right against an Approved Transaction after an effective waiver or consent supplies the relevant authority. The Investor shall not revoke an effective transaction appointment, grant an inconsistent proxy, encumber the affected Units, or take another action that breaches these commitments. Any waiver of dissenters', appraisal, inspection, or similar statutory rights is effective only where the particular right may lawfully be waived; no advance waiver of a nonwaivable right is made. The exercise of a preserved right or a good-faith claim based on fraud, materially misleading disclosure, or another nonwaivable protection is not a breach of this paragraph.

(e) Transaction Consideration, Liability, and Representation. In an Approved Transaction, the Investor shall accept the applicable cash, securities, rollover interests, deferred or contingent payments, or combination specified in the authorized transaction documents, without a separate contractual right to elect another form. Required same-class treatment and allocation rules remain applicable. For a Company Unit Sale governed by Section 8.6 of the Operating Agreement, that section's consideration allocation, form, and liability rules control. Differences in a holder's employment, service, restrictive-covenant, or rollover arrangements do not by themselves create a matching benefit for the Investor; those arrangements remain subject to applicable disclosure, conflict, fiduciary-duty, and approval requirements.

(i) Shared Obligations and Personal Representations. The Investor shall participate in customary seller indemnities, purchase-price adjustments, escrows, holdbacks, expense reserves, and contingent-consideration arrangements. Liability for shared transaction obligations shall be several, not joint, allocated proportionately to the Investor's transaction consideration, and capped at the consideration actually received by the Investor, including amounts later released or paid. The Investor shall make customary representations solely about the Investor, including authority, title, absence of Investor-created liens, ownership, tax status, and capacity to transfer. The cap does not limit liability for the Investor's own fraud, willful misconduct, or breach of a representation, warranty, or covenant made solely by the Investor. A failure to pay a shared obligation does not itself enlarge the agreed cap on that obligation. Participation in a proportionate, capped seller indemnity concerning Company representations does not make the Investor a maker of those representations. No Company-business representation, additional capital contribution, personal guarantee of Company or acquirer debt, employment obligation, or personal noncompetition covenant is required from the Investor without a separate lawful agreement.

(ii) Single Transaction Representative. The Investor appoints the Manager, or a person designated in writing by the Manager, as the Investor's exclusive representative for an Approved Transaction (the "Transaction Representative"). A designee and any substitute act within the Manager's written designation and directions, and the Manager may replace them or limit their authority without further Investor consent. This appointment confers no authority to vote the Investor's Units or exercise Member or class approval rights except through separate designation under Section 4.2(f). Within the authority and liability limits granted here, the Transaction Representative may negotiate and execute implementation documents; receive notices; appoint paying and escrow agents; establish and administer proportionate reserves; resolve purchase-price and working-capital adjustments; pursue, defend, compromise, or settle transaction indemnity and contingent-payment claims; approve distributions and release of escrows; amend implementation provisions; and take related actions without a separate Investor signature. This authority continues after the Investor ceases to hold Units until the transaction's remaining payments and obligations are administered. It does not authorize an increase beyond the Investor's agreed liability, a new personal obligation, a waiver of the Investor's nonwaivable rights, or a settlement of claims against the representative for its own fraud or intentional misconduct. A representative acting for multiple holders must observe applicable duties and conflict requirements.

(iii) Payment, Reserves, and Releases. Transaction consideration may be paid to a designated paying or escrow agent for the Investor's account, with proportionate deductions for authorized transaction expenses and reserves and withholding required by law. Proper payment to an agent expressly authorized to receive it discharges the payor's corresponding payment obligation to that extent; the Investor retains rights to the amounts held for the Investor. A failure to deliver customary payment, title, tax, or compliance documents may delay release to that Investor to the extent permitted by law, without preventing an otherwise lawful transaction closing and without forfeiting the Investor's entitlement. The Investor shall execute customary closing releases concerning the Investor's ownership and participation, limited to claims that may lawfully be released, with claims under the transaction documents and nonwaivable claims preserved. No release excuses fraud or materially misleading Offering disclosures. These transaction reserves are separate from, and do not create a holdback on, the release of Offering proceeds at a Closing under Section 2.

(f) Proxy and Irrevocable Power of Attorney. To secure the Investor's obligations and facilitate the Company's financings and transactions, the Investor at Closing appoints the Manager as the Investor's Proxy as provided in the Membership Proxy, and as the Investor's attorney-in-fact, with full power and authority to act in its name and on its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business ("Power of Attorney"),

including without limitation the following: (i) any amendments to the Operating Agreement (subject to the provisions of Section 13.3 of the Operating Agreement); (ii) any instrument which may be required to be filed by the Company under appropriate state law or by any governmental agency or which the Manager deems advisable to file; and (iii) any documents which may be required to be filed by the Company in connection with the admission of substitute or additional Members, or the dissolution and termination of the Company, provided such continuation or dissolution and termination are in accordance with the terms of the Operating Agreement. Investor further acknowledges that, at Closing, the Power of Attorney granted to the Manager: (x) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or dissolution of the Investor, (y) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by a single signature of the Manager acting as attorney-in-fact for all of them, and (z) shall survive the delivery of an assignment by a Member of the whole or any portion of its ownership interest in the Company; except that where the assignee of the whole of a Member's Units has been approved by the Manager for admission to the Company as a substitute Member, the Power of Attorney of the assignor shall survive the effective date of such substitution for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

(g) **Transaction Records and Due Diligence.** Subject to applicable law, the Investor consents to the Company and its representatives providing the Investor's identity, contact information, tax forms, subscription records, beneficial-ownership information, capitalization data, and executed documents to persons reasonably involved in compliance, diligence, financing, administration, or an Approved Transaction. The Investor will promptly cure incomplete or inconsistent records and provide reasonably requested updates.

(h) **No Side Rights; Definitive Records.** No oral statement, Portal communication, marketing material, investor chat, side letter, or other arrangement grants a special right unless the Manager signs a writing expressly granting it with every required approval. The Company may negotiate different terms with other investors, lenders, acquirers, employees, or transaction participants without granting the Investor a matching, participation, consent, or most-favored-nation right. The Company's capitalization records and executed or legally operative electronic subscription and joinder records control absent manifest error, subject to legally established corrections. These provisions do not exclude official Offering disclosures or waive liability for a material misstatement or omission.

(i) **Republic Securities Compensation.** Only at the final Closing, and not at an interim rolling Closing, the Company will issue to OpenDeal Portal LLC d/b/a Republic or its permitted designee Units equal to one percent (1%) of the Units issued to cash investors across all interim rolling Closings and the final Closing. The Company will issue those Units under this same form of Subscription Agreement upon Republic's lawful acceptance in its subscriber capacity, at the same per-Unit price or prices and on the same other terms applicable to the corresponding cash-investor Units. If more than one pricing tier applies, Republic's Units will be allocated among those tiers in the same proportion as cash-investor Units. Republic's consideration is satisfaction of the Company's securities-compensation obligation under the Offering Agreement rather than cash; investor minimums, cash-funding and escrow requirements, cancellation rights, Regulation Crowdfunding investment-limit representations, and other cash-investor-only provisions do not apply. All other applicable terms apply to Republic. Republic's compensation Units are excluded from the cash-investor calculation base. At the final Closing, the aggregate compensation entitlement equals 1% of aggregate cash-investor Units across all Closings, rounded once to the nearest whole Unit, with an exact half rounded upward. Whole compensation Units are allocated among all Offering pricing tiers in proportion to cash-investor Units actually issued across all Closings, with remaining Units assigned by largest fractional remainder and ties resolved in favor of the lower-price tier. No compensation Units are issued or delivered before the final Closing. The final Closing includes a concluding settlement closing with no additional cash subscriptions. Republic Units dilute the percentage economic ownership of cash investors and other holders.

(j) **Use of Proceeds.** The Investor acknowledges that the Form C states estimated uses of proceeds and that actual amounts and timing may change. Subject to applicable law, the Operating Agreement, and the Company's disclosure obligations, the Manager may reallocate proceeds among lawful Company purposes, and the Investor has no right to direct or approve those allocations.

(k) **Operating Agreement Repurchase Rights.** The Investor acknowledges that Section 12.9 of the Operating Agreement permits, but does not require, the Company to repurchase the Investor's Units for the original purchase price less prior distributions if the Manager determines in good faith that the Investor supplied inaccurate information in connection with the investment or if repurchase is required by applicable anti-terrorism, anti-money-laundering, or similar law. Separate Company or designee purchase rights may apply following a Dissociation Event as provided in the Operating Agreement.

(l) **Successor and Closing Administration.** The Investor consents to reasonable measures required to implement an Approved Transaction, including replacement of uncertificated Units with successor securities, exchange of certificates, electronic registration, lawful rounding or cash payment for fractional successor interests, appointment of a transfer or paying agent, and transfer of the Company's investor records to the successor. The Company may assign this Agreement and the benefit of its continuing covenants to a successor or an acquirer in an Approved Transaction without a further Investor consent, subject to applicable law; such assignment does not release an accrued Company obligation unless lawfully assumed or otherwise discharged. The Investor shall cause a voluntary transferee to assume applicable continuing obligations as provided in Section 20. No appointment under this paragraph changes the initial direct ownership structure or imposes an additional Offering fee contrary to the Offering Agreement.

Express Investor Acknowledgment. The Investor has read, understands, and expressly agrees to Section 4.2, including the disclosed affiliate consents and future affiliate provisions; future-issuance and implementation consents; concentration of Manager control; mandatory participation in Approved Transactions as defined in Section 4.2(d); permitted non-cash consideration; proportionate escrows, indemnities, and reserves; the Transaction Representative's settlement and payment authority; the proxy and power of attorney exercisable without a fresh signature; and the governing-document priority and limits in Section 13. The Investor also expressly agrees to the market stand-off in Section 7. These terms can materially limit the Investor's freedom to retain, sell, vote, or negotiate over the investment. The Investor has had the opportunity to obtain independent legal advice. The effectiveness and legal limits in Section 13 apply. This acknowledgment is given through execution or electronic acceptance of this Subscription Agreement and requires no separate initials, date or signature field.

5. Company Authorization and Issuance.

Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Organization, as amended and/or restated from time to time, and Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Organization and Operating Agreement, each as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

Consents.

Company has obtained all consents, waivers, registrations, qualifications, and approvals required in connection with this Subscription Agreement and the transactions contemplated hereby, including any qualifications, filings, notices, or approvals required under applicable securities laws or Regulation Crowdfunding.

Registrar and Company Records. The Units are expected to be uncertificated and recorded directly on the Company's unit ledger and other books and records maintained by or at the direction of the Manager. The Company may appoint or replace a registrar, administrator, transfer agent, paying agent, custodian, nominee, or other service provider later if the Manager determines that doing so is advisable or required by law. A registered transfer agent may maintain direct ownership records without introducing a custodian, nominee or special purpose vehicle. An administrative appointment under this paragraph does not itself confer voting, consent or transaction-approval authority. The Company shall carry forward the notices required by Section 9 in its ownership records and instruct any successor registrar or transfer agent to preserve them while applicable.

The Company will monitor applicable assets, holders of record and reporting obligations. Before relying on the Regulation Crowdfunding exclusion under Exchange Act Rule 12g-6, the Company will engage an SEC-registered

transfer agent and satisfy the rule's other conditions, including applicable annual-reporting and asset requirements. The Investor will provide reasonably requested information concerning record ownership, beneficial ownership and accredited-investor status, and will notify the Company of material changes to that information. Maintaining the Unit register itself does not satisfy the registered-transfer-agent condition.

6. Indemnification.

The Investor acknowledges that the Company and each of its founders, managers, members, officers, employees, agents, representatives, and affiliates are relying on the Investor's representations, warranties, and covenants in connection with the Offering. The Investor agrees to indemnify and hold harmless the Company, those persons, and any other person acting on behalf of the Company from and against any and all damage, loss, liability, cost, and expense, including reasonable attorneys' fees, incurred by reason of the Investor's failure to fulfill any term or condition of this Subscription Agreement, or any misrepresentation or breach of warranty made by or on behalf of the Investor in this Subscription Agreement or in any other document, questionnaire, certificate, information, or electronic record furnished to the Company, the Portal, or their representatives in connection with the investment. Recoverable losses include reasonable costs of enforcing the Investor's obligations and losses caused by the Investor's breach in delaying or impairing an Approved Transaction, to the extent established and recoverable under applicable law; no fixed penalty is imposed. An amount recovered under another provision may not be recovered twice. Shared seller obligations remain subject to Section 4.2(e). This indemnity does not require the Investor to indemnify a person for that person's fraud, willful misconduct, or violation of applicable securities law, or otherwise waive a claim or remedy that cannot lawfully be waived. This Section survives as provided in Section 21.

7. Public-Market Transactions; Market Stand-Off.

7.1 Covered Transactions. A "Public-Market Transaction" means an initial or subsequent underwritten public offering, direct listing, reverse merger, merger with a public acquisition vehicle, or other transaction resulting in a public market for Company or successor securities, in each case duly authorized under Section 13 and applicable law. The Investor shall cooperate in an authorized conversion, holding-company reorganization, exchange, or other preparatory step and accept the resulting securities and governing documents as provided in Section 4.2. This Section does not require the Company to pursue any listing, register the Investor's securities, include the Investor as a selling holder, or provide liquidity.

7.2 Lock-Up. If requested in writing by the Company or the managing underwriter, the Investor shall not directly or indirectly sell, offer, pledge, lend, grant an option over, hedge, swap, transfer, or otherwise dispose of Company or successor securities or their economic exposure during the specified period beginning on the final prospectus date, first trading date, or transaction consummation date, as applicable. The period may not exceed 270 days after that date, plus a reasonable additional period necessary to accommodate applicable research-report or analyst-recommendation restrictions. Each subsequent Public-Market Transaction requires its own request. The restriction covers securities received on conversion or exchange and later-acquired Company or successor securities owned by the Investor during that period. Sales expressly included in the authorized underwriting or transaction are excepted.

7.3 Implementation and Releases. The Investor shall execute customary lock-up and related instruments consistent with this Section on request; Section 4.2(f) also authorizes their execution on the Investor's behalf. The Company may impose stop-transfer instructions and appropriate book-entry or certificate legends. The Company or managing underwriter may grant a written release or permit a transfer subject to continued restrictions and a transferee undertaking. A release for another holder, including an officer, director, Manager, or controlling holder, does not release the Investor or create a matching release right. The Investor's obligation is not conditioned on identical restrictions for other holders. Any different treatment remains subject to applicable law and disclosure requirements. Underwriters, the successor, and the Company are intended beneficiaries entitled to enforce this Section.

8. Obligations Irrevocable After Closing.

Following the Closing, the Investor's obligations are irrevocable except to the extent otherwise required by nonwaivable law. The Company and its affiliates and agents may rely on the Investor's written or electronic instructions. The Company may rely conclusively on the accuracy of information supplied by the Investor unless and until corrected in writing.

9. Securities Legend.

The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding. While applicable, the existence of the proxy under Section 4.2(f) shall also appear on each certificate or, for uncertificated Units, on the initial transaction statement and subsequent written statements evidencing ownership. Those certificates and statements shall also identify the applicable transfer and transaction-participation restrictions under this Agreement and the Operating Agreement.

10. Notices.

All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal. Notices required under the Operating Agreement remain governed by its Section 13.11; Portal delivery does not replace a notice method required by that agreement or nonwaivable law. Each party shall keep its designated notice address current.

11. Governing Law.

Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

12. Submission to Jurisdiction.

With respect to any suit, action, or proceeding relating to any offer, purchase, or sale of the Securities by the Investor (a "Proceeding") that is not required to be arbitrated under the Operating Agreement, the Investor irrevocably submits to the exclusive jurisdiction of the federal and state courts located in San Diego County, California, unless none of those courts has lawful jurisdiction. Section 13.6 of the Operating Agreement governs its arbitration requirement, arbitrability, exceptions, and related remedies; this Section does not displace those provisions. Both parties agree to this forum for a Proceeding properly brought in court, subject to nonwaivable applicable law.

13. Entire Agreement; Order of Precedence.

The Form C discloses the terms and risks of the Offering. This Subscription Agreement establishes the Investor's subscription-specific obligations and supplements, but does not amend, the Operating Agreement. The Operating Agreement does not replace the Subscription Agreement; provided, however, if there is any discrepancy between this Subscription Agreement and the Operating Agreement, the Operating Agreement controls. The Company's Articles of Organization control in the event of any conflict with the Operating Agreement. The Investor's transaction-participation covenants, Membership Proxy, Power of Attorney and other contractual commitments operate only to the extent consistent with the Operating Agreement and applicable law and do not modify or amend any existing Member's rights or obligations. At Closing, Investor is bound by all terms and conditions of the Operating Agreement, which is controlling.

This Subscription Agreement is solely between the Company and the Investor. It neither imposes obligations on Republic nor expands any Investor's rights against Republic, and does not define or incorporate Republic's electronic records. Republic is not a party or third-party beneficiary in its Portal capacity. References to Republic's services or the separate Offering Agreement are descriptive only and grant no right to enforce that agreement. If Republic separately accepts this Subscription Agreement for its compensation Units, it is bound only in its capacity as a subscriber, not as the Portal.

Mandatory Transaction Requirements. The Company shall obtain any statutory class approval, transaction-specific vote or consent, disclosure, or notice required for a merger, conversion, or other action. The proxy may be used to supply a legally delegable vote on the actual transaction within its authorized scope after required disclosures; it cannot waive a nondelegable consent. Nonwaivable dissenters', appraisal, inspection, securities-law, and other rights remain available. During the Regulation Crowdfunding one-year transfer restriction, each transfer or exchange must satisfy an applicable permitted route or other lawful basis; an Approved Transaction label does not create an exemption. No contractual undertaking authorizes a prohibited transfer, an unlawful release, or personal liability for Company or successor debts without required consent.

14. Amendment and Waiver.

This Subscription Agreement may be amended, waived, or modified by a written instrument executed by the Company at the direction of the Manager and by the Investor. The Investor also authorizes the Company, acting through the Manager, to make a written amendment without a further Investor signature to cure an ambiguity; correct or supplement a defective or inconsistent provision; conform to applicable law consistent with the Offering Agreement; implement an effective consent or contractual obligation expressly authorized by Section 4.2 or an Approved Transaction; or make another change that is not materially adverse to the Investor.

15. Enforcement; Jury Trial.

The parties acknowledge that a breach of the Investor's transfer, cooperation, confidentiality, or transaction-authority obligations may cause harm for which damages alone are inadequate. The Company and an intended beneficiary may seek specific performance or appropriate injunctive relief, in addition to available damages, through the forum and procedures permitted by Section 12 and Section 13.6 of the Operating Agreement. Relief remains subject to the tribunal's authority, applicable equitable requirements, and any required undertaking; this clause does not create an exception to an applicable arbitration obligation.

ONLY IN A FORUM AND FOR A CLAIM WHERE A PREDISPUTE CONTRACTUAL JURY WAIVER IS LAWFULLY ENFORCEABLE, THE INVESTOR KNOWINGLY WAIVES TRIAL BY JURY FOR A PROCEEDING ARISING FROM THIS SUBSCRIPTION AGREEMENT. THIS CLAUSE DOES NOT WAIVE A JURY IN A CALIFORNIA STATE-COURT ACTION WHERE SUCH A PREDISPUTE WAIVER IS UNENFORCEABLE, OR ANY OTHER NONWAIVABLE RIGHT. THE OPERATING AGREEMENT'S ARBITRATION PROVISION IS SEPARATE AND REMAINS SUBJECT TO ITS TERMS AND APPLICABLE LAW.

16. Severability.

If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17. Headings.

The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18. Counterparts.

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. Electronic Execution and Delivery.

A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20. Binding Effect.

The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. The Investor may not assign this Subscription Agreement without the Manager's prior written consent. No assignment or transfer is authorized by this Section. The Investor shall comply with Article 8 of the Operating Agreement and applicable securities law, and shall obtain the transferee's written assumption of applicable continuing obligations under this Subscription Agreement before a voluntary transfer. A transfer does not release the transferor's accrued obligations, and admission as a substitute Member remains

subject to Section 8.3 of the Operating Agreement. Successors and permitted assignees of the Company may enforce continuing covenants. The Transaction Representative, authorized acquirers, paying and escrow agents, and underwriters are intended third-party beneficiaries solely of the provisions expressly conferring authority, discharge, cooperation, or enforcement rights on them, and may enforce those provisions within their stated limits. No other third-party benefit is implied.

The written assumption required before a voluntary transfer shall expressly adopt the applicable transaction covenants and grant the Membership Proxy, Power of Attorney and representative appointments under Section 4.2 on their stated terms. It may be included in the transferee's joinder or transfer instrument without a separate signature form.

21. Survival.

The representations, warranties, covenants, and agreements in this Subscription Agreement, and the Investor's representations and warranties in other investment documents and records covered by Sections 4.1(c) and 6, survive execution, delivery, acceptance, the Closing, and the Investor's admission as a Member. They also survive changes in the transactions, documents, and instruments described in the Form C that are not material or are to the Investor's benefit, and the Investor's death or disability. Provisions intended by their nature or express terms to continue, including confidentiality, indemnification, dispute resolution, and applicable transaction and transfer covenants, survive to the extent applicable, subject to their stated limits, the Operating Agreement, and nonwaivable law. Termination does not extinguish accrued claims or authorize retention of funds required to be returned under Section 3. The transaction appointments, agreed liability limits, payment arrangements, and related covenants survive a disposition or exchange of the Units for as long as necessary to administer outstanding transaction payments, claims, reserves, and obligations, subject to their express terms and applicable law.

22. Notification of Changes.

The Investor shall provide the pre-Closing notices required by Section 4.1(e) and, on reasonable request, furnish the information and execute the documents required by this Subscription Agreement. Continuing compliance and record-update obligations under Sections 4.1(c), 4.1(i), 4.1(n), and 4.2(g) remain applicable according to their terms.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the dates shown in their respective signatures or electronic investment records.

COMPANY:

Tallgrass Pictures LLC d/b/a IZOLA

By:___________________________________
Name: Jeffrey Lamont Brown
Title: Manager
Date: ___________________________________

INVESTOR:

By: ___________________________________
Name: _________________________________
Title: __________________________________
Date: ___________________________________

Applicable tier price(s) per Unit: ______________________
Number of Units Purchased: __________
Total Subscription Amount: ______________

EXHIBIT A

Operating Agreement of Tallgrass Pictures LLC dated June 9, 2022

THE UNITS CREATED UNDER THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

OPERATING AGREEMENT

OF

TALLGRASS PICTURES, LLC
a California limited liability company

This Operating Agreement ("**Agreement**") of Tallgrass Pictures, LLC, a California limited liability company (the "**Company**"), dated as of June 9, 2022, is made by and among (i) the Company, (ii) those person designated as "Members" on the Signature Page attached hereto (the "**Current Members**"), and (iii) such other persons, entities or associations who become members of the Company as expressly set forth in this Agreement (the "**Other Members**") (the Current Members and the Other Members shall collectively be referred to herein as the "**Members**"). The Members agree as follows:

ARTICLE 1

FORMATION AND ORGANIZATION

1.1. Formation/Operating Agreement. On November 15, 2004, Articles of Organization for the Company (the "**Articles**") were filed with the California Secretary of State. This Agreement shall supersede all prior operating agreements relating to the Company and is hereby adopted and approved by the Members pursuant to the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time (the "**Act**"). Accordingly, the rights and responsibilities of the Members shall be as provided in the Act, as may be modified by this Agreement. To the extent that the rights or obligations of any Member are different by reasons of any provisions of this Agreement then they would be in absence of such provision, this Agreement shall, to the extent permitted by the Act, control. All capitalized terms used in this Agreement but not specifically defined have the meanings ascribed to them under the Act.

1.2. Term and Purpose. The principal business activity and purposes of the Company shall be the ownership and operation of IZOLA™ bread cafes and the marketing, licensing and sale of products and services using the IZOLA™ trade name, or any successor trade name. An additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. The business and purposes of the Company shall be limited to the foregoing principal business activities and any incidental business necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company. The term of the Company's existence (the "**Term**") commenced on

the filing of the Articles and will continue until terminated in accordance with the provisions of this Agreement.

1.3. Manager Managed LLC. The Company shall be managed by a manager as defined in the Act (the "**Manager**"). The initial Manager shall be Jeffrey Lamont Brown ("**Brown**"), who shall remain as the Manager except as expressly provided in Section 3.6 of this Agreement.

1.4. Principal Office. The principal place of business of the Company will be located at 710 13th Street (#300), San Diego, California 92101, unless and until changed by the Manager to another location, as the Manager deems advisable.

1.5. Registered Agent. The registered agent shall be as stated in the Articles. If the registered agent resigns and/or the Manager chooses a different registered agent, the Company shall notify the California Secretary of State. The Manager may also appoint agents for service of process in any other state, district, or jurisdiction in which the Company does business.

1.6. Qualification to do Business. The Manager or his designee shall have the authority to execute and file such applications and documents as may be necessary for: (i) the Company to qualify to do business in all jurisdictions in which a qualification is required, and (ii) the Company to comply with any applicable fictitious business name or similar laws.

1.7. Establishment of Bank Accounts. The Manager shall establish with a federally insured financial institution (or institutions) one or more accounts for the funds of the Company and shall be authorized to draw against such accounts on behalf of the Company.

1.8. Title. Title to any assets acquired by the Company will be held in the name of the Company. The Manager and, to the extent necessary, the Members, shall execute all documents which may be necessary to reflect the Company's ownership of its assets.

1.9. Maintenance of Company Minute Book. The Company shall establish and maintain a Minute Book for the records of the Company which may include the Articles, this Agreement (and any subsequently adopted amendments to this Agreement), and the minutes of all meetings (or written consents in lieu of meetings) of the Members, as well as such other important records of the Company as the Manager deems to be appropriate.

ARTICLE 2

ISSUANCE OF UNITS; CAPITALIZATION

2.1. Authorization of Units. Ownership interests in the Company will be represented by "**Units**." Units may be issued for such consideration and on such terms as the Manager may determine in Manager's discretion, subject to the other provisions hereof. The Members acknowledge that the Manager shall have the power to create classes of Units having those relative rights, powers, and duties as this Agreement may provide (and Manager shall have the authority to amend this Agreement to create such classes in compliance with Section 13.3), including, without limitation, rights, powers and duties superior to other classes of Units (including liquidation, voting, and other preferences). The Company shall maintain at its principal office a Unit register containing the names and addresses of the holders of record of Units. As of the date

hereof, Units have been issued to the Members as set forth in Exhibit A, attached hereto.

2.2. Record Holders; Certificates for Units.

2.2.1. Except as otherwise provided herein, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company. With respect to any Units, the Company shall be entitled to recognize the person in whose name such Units are registered on the books of the Company as the owner of such Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law. Without limiting the foregoing, when a person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another person in acquiring and/or holding Units, the Company shall be entitled to recognize such representative or nominee shall be the record holder of such Units.

2.2.2. If the Manager determines that the issuance of certificates representing the Units (defined below) is desirable, then each Member's Units will be represented by a certificate meeting the requirements of applicable law and otherwise in form and content as deemed appropriate by the Manager. Each certificate issued by the Company (if any) shall contain legends indicating that the Units represented by such certificates are restricted securities under both federal and state law and as otherwise determined by Manager in Manager's discretion.

2.3. Restriction on Transfer of Units. Units may only be transferred in accordance with the terms of this Agreement and each such transfer shall be recorded in the Unit register.

2.4. Sources of Additional Funds. If the Manager determines that the Company has cash needs in excess of available funds, the Company may:

2.4.1. Borrow funds from financial institutions or other third party sources of capital.

2.4.2. Borrow funds from the Manager or an Affiliate of the Manager or from a Member or an Affiliate of a Member. Any such loan shall be an Affiliate Transaction and shall comply with the requirements set forth in Section 5.1 hereof.

2.4.3. Raise additional capital for infusion into the Company, and, to the extent the parties investing such capital are not already Members, to admit such parties as additional members. The Members acknowledge and agree that in admitting new Members, their respective ownership percentage will be subject to dilution. Consistent with the foregoing, the Members shall execute all amendments and modifications to this Agreement as may be necessary or appropriate to effectuate the admission of new Members pursuant to this Section 2.4.3.

2.5. No Liability to Provide Additional Capital. Other than with respect to the purchase of Units, no Member shall be required to make any contribution to the capital of the Company.

2.6. No Preferred Returns; Limitations on Withdrawals. The respective rights of each Member to share in the capital of the Company, (i) by way of distributions, will be determined by Section 6.1, and (ii) on liquidation, will be determined by ARTICLE 10. Unless expressly set forth in this Agreement, no interest, dividend or preferred return shall be payable with respect to any Member's contribution to the capital of the Company. No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in this Agreement or as required by law.

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1. Exclusive Management by the Manager. The Manager shall manage the assets, business, and affairs of the Company. The Manager will make all decisions and perform any and all acts or activities necessary or appropriate to the management of the Company's assets, business, and affairs unless expressly limited by the terms of this Agreement or the Act. Without limiting the generality of the foregoing, the Members grant the Manager all powers which may be necessary or desirable to manage the assets, business, and affairs of the Company by and through the Manager, including the power to exercise on behalf and in the name of the Company all of the powers described in the Act and to do and perform all acts as may be necessary or appropriate to the conduct or furtherance of the business of the Company.

3.2. Members' Authority. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act in a provision that is not or cannot be altered by this Agreement. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

3.3. Performance of Duties. The Manager shall, however, devote such time, effort, and skill as Manager deems appropriate, in Manager's discretion, for the operation of the Company and the management of its affairs. Manager may delegate some or all of its duties to the officers of the Company (see Section 3.8 hereof), in Manager's discretion. The Manager may rely on information, opinions, reports, or statements of one or more officers, employees, or other agents of the Company whom the Manager believes to be reliable and competent, including any attorney, accountant, or other professional.

3.4. Payments to the Manager. The Manager may receive compensation for performing management duties, in such amounts as are determined in good faith by the Manager to be reasonable under the circumstances. Manager shall also be entitled to reimbursement of Manager's reasonable out-of-pocket expenses in connection with the performance of management duties.

3.5. Limited Liability. No person who is a Manager or officer of the Company may be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, by virtue of being on the Manager or one of the officers of the Company. Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any

Member, unless the loss or damage is the result of fraud, intentional misconduct, or an intentional violation of law by the Manager.

3.6. Resignation, Withdrawal or Removal of the Manager. The Manager shall cease to be a Manager, for all purposes, upon the Manager's death, disability or withdrawal as a Manager or if the Manager is removed as a Manager by the vote of a of Members holding a majority of the Units entitled to vote. Upon the occurrence of any of the foregoing events, if a Manager is also a Member, such Manager shall have only the rights and responsibilities of a Member who is not a Manager. If a Manager ceases to be a Manager upon the occurrence of any of the events specified above, a majority of the Units entitled to vote may elect a new Manager, who may but need not be a Member of the Company. Notwithstanding the foregoing, Brown may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment in a court of law, that Brown has committed fraud pertaining to the performance of his duties as Manager under this Agreement (a "**Manager Fraud Claim**") (for purposes of clarity, a Manager Fraud Claim shall not be subject to arbitration pursuant to Section 13.6.2).

3.7. Acts of Manager as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by the Manager, is not invalidated as to the Company by any lack of authority of the Manager in the absence of actual knowledge on the part of the other person that the Manager had no authority to execute the same.

3.8. Officers. To facilitate the operation of the Company, the Manager may elect to appoint officers of the Company to carry out such duties as may be delegated to them from time to time by the Manager. Such officers may include a President, a Vice-President, a Chief Financial Officer, a Chief Operations Officer, and a Secretary. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices and no officer need be a member of the Company. The officers may exercise such powers and perform such duties as are specified in this Agreement and as determined from time to time by the Manager. Any delegation pursuant to this Section may be revoked at any time by the Manager.

ARTICLE 4

MEMBERSHIP; MEMBER VOTING RIGHTS AND MEETINGS

4.1. Membership Interests. A Member's ownership interest in the Company shall be expressed as a number of "Units," whether whole or fractional, issued by the Company and as provided for herein. Each Member shall have the rights and powers with respect to such Member's ownership interest solely as set forth in this Agreement.

4.2. No Liability. No Member will be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise, except as provided by law or as specifically provided otherwise herein. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.

4.3. Voting Rights. Except as expressly provided in this Agreement, the Articles or as otherwise mandated by applicable law (in a provision that is not or cannot be altered by this Agreement), the Members shall have no voting, approval, or consent rights or any rights to call meetings of the Members. Except as otherwise required in this Agreement, a vote, consent or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The vote of any Member who is also the Manager shall be counted for all purposes.

4.4. Meetings. No regular, annual or special or other meetings of the Members are required to be held. If held, written notice of any meeting of Members shall be sent or otherwise given to each Member not less than five (5) nor more than thirty (30) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. Notwithstanding anything in the Act to the contrary, a meeting shall be held only when called (a) by the Manager or (b) by Members holding at least ten percent (10%) of the outstanding Units and only with respect to matters on which Members may vote. Any action that may be taken at a meeting of the Members may be taken without a meeting by written consent in accordance with the Act. Any Member may waive notice of or attendance at any meeting, or may attend by telephone or any other electronic communication device.

4.5. Action Without Meeting. Any action that is required or permitted to be taken at any meeting of the Members may be taken without a meeting if written consent setting forth the action to be taken is signed by the Members holding at least the minimum number of Units necessary to authorize or take such action at a meeting at which all the Members entitled to vote thereon were present and voted. Any action taken hereunder shall have the same force as an affirmative vote of the Members. All such consents shall be filed with the Manager or the secretary, if any, of the Company and shall be maintained in the Company records.

4.6. Record Date. In order that the Company may determine the Members of record entitled to notices of any meeting or to vote, or entitled to receive any distribution or to exercise any rights in respect of any distribution or to exercise any rights in respect of any other lawful action, the Manager may fix, in advance, a record date, that is not more than sixty (60) days or less than ten (10) days prior to the date of the meeting and not more than sixty (60) days prior to any other action. If no record date is fixed:

4.6.1. The record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held;

4.6.2. The record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given;

4.6.3. The record date for determining Members for any other purpose shall be at the close of business on the day on which the Manager adopts the resolution relating to such other purpose, or the 60th day prior to the date of the other action, whichever is later;

4.6.4. The determination of Members of record entitled to notice or to vote at a meeting of Members shall apply to any adjournment of the meeting unless a Manager or the Members who called the meeting fix a new record date for the adjourned meeting, but the Manager or the Members who called the meeting shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

ARTICLE 5

TRANACTIONS WITH AFFILIATES; BUSINESS OPPORTUNITIES

5.1. Transactions with Affiliates. The Members hereby acknowledge and agree that the Company, in the course of its business activities, may enter into contracts, agreements or other business dealings with the Members, the Manager, or Affiliates of the Members or Manager (any such contract, agreement or business dealing, an "**Affiliate Transaction**") provided all such contracts and agreements with Affiliates contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons which are not Affiliates of Members or Manager.

5.2. Outside Businesses. Unless otherwise agreed to in writing with the Company, the Manager, any Member and any Affiliate of any Member or the Manager may engage in or possess an interest in other profit-seeking or business ventures of any kind, nature or description, independently or with others, whether or not the ventures are competitive with the Company and the doctrine of corporate opportunity, or any analogous doctrine, will not apply. No Member, Manager or Affiliate of any Member or the Manager who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company will have any duty to communicate or offer the opportunity to the Company, and will not be liable to the Company or to any Member for breach of any fiduciary or other duty by reason of the fact that such person (or entity) pursues or acquires for, or directs the opportunity to another person (or entity) or does not communicate the opportunity or information to the Company. Neither the Company nor any Member, Manager or Affiliate of the foregoing will have any rights or obligations by virtue of this Agreement or the relationship created hereby in or to the independent ventures or the income or profits or losses derived therefrom, and the pursuit of the ventures, even if competitive with the activities of the Company, will not be deemed wrongful or improper.

ARTICLE 6

DISTRIBUTIONS

6.1. Distributable Cash. When and as determined by Manager in Manager's discretion, Distributable Cash shall be distributed to the Members pro rata in proportion to their holdings of Units or, if there are classes of Units, then each Unit shall receive distributions pro rata based on the class of such Units. For purposes of this Agreement, "**Distributable Cash**" means the amount of cash or other property the Manager deems available for distribution to the Members, in Manager's sole discretion, taking into account all current, future, and reasonably anticipated Company debts, liabilities, and obligations and amounts that the Manager deems necessary to place into reserves (a) for future claims, debts, liabilities, and obligations with respect to the Company's business, and (b) to reinvest in the business of the Company to facilitate future growth. All distributions will be made only to the persons who, according to the books and records of the

Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Manager shall incur any liability for making distributions in accordance with this ARTICLE 6.

6.2. Form of Distribution. A Member, regardless of the nature of the Member's contribution to the capital of the Company, may not demand or receive distributions from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a distribution of money being made to other Members. Except as provided in ARTICLE 10, on dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.3. Restriction on Distributions. No distribution may be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business.

6.4. Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member is obligated to return any distribution received from the Company or pay the amount of any distribution received from the Company for the account of the Company or to any creditor of the Company.

6.5. Withholding. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. If at any time the amount required to be withheld exceeds the amount that would otherwise be distributed to the Member to whom the withholding requirement applies, any such excess shall be deemed to be an interest free advance to the Member receiving such excess distributions, payable to the Company from subsequent distributions as made. Any amount withheld with respect to a Member shall be treated as though it had been distributed to that Member under Section 6.1 for all purposes of this Agreement. Each Member will furnish the Manager with such information as may reasonably be requested by the Manager from time to time to determine whether withholding is required, and each Member will promptly notify the Manager if such Manager determines at any time that it is subject to withholding.

ARTICLE 7

BOOKS AND RECORDS; ACCOUNTING

7.1. Books and Records. The books and records of the Company shall be maintained at the Company's principal place of business and in accordance with the requirements of Section 17701,13(d) of the Act. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business.

7.2. Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, will be made by the Manager who may rely on the advice of accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

7.3. Tax Classification. The Members intend that the Company shall be taxed as a c-corporation (a "**C Corporation**") subject to taxation pursuant to Subchapter C of Chapter I of the United State Internal Revenue Code of 1986, as amended (the "**Code**"). The Company shall make all elections to be taxed as a C Corporation for federal and state income tax purposes, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Units as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Manager; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a C Corporation for federal and state income tax purposes.

ARTICLE 8

TRANSFER OF INTERESTS

8.1. Transfer and Assignment of Interests.

8.1.1. No Member may transfer, assign, exchange, convey, sell, encumber, or in any way alienate (each of the foregoing constituting a "**Transfer**") any of its Units except as permitted in this ARTICLE 8. Transfers in violation of this Article are void and of no effect. In addition to the requirements set forth in this ARTICLE 8, Transfers of Units may only be made upon receipt of proper Transfer instructions from the registered holder of the Units being Transferred or by such person's attorney lawfully constituted in writing, and upon compliance with appropriate procedures for transferring Units as provided herein and as also may be required by Manager in Manager's reasonable discretion. After the consummation of any permitted Transfer, the Unit(s) so Transferred continue to be subject to the terms, provisions, and conditions of this Agreement and any further Transfers must comply with all of the terms, provisions, and conditions of this Agreement, including this Article.

8.1.2. A Member may Transfer Units to (a) the Company or Company's designee; (b) the parents, siblings, spouse or children of a Member, (c) if such Member is an entity, an Affiliate of such Member, and (d) any other person or entity with the written consent of the Manager, in Manager sole and absolute discretion (each, a "**Permitted Transfer**"). A Member making a Permitted Transfer shall not be required to comply with Sections 8.2 and 8.6, as applicable but must notify the Manager of the Transfer in writing at least ten (10) days prior to making such Transfer, which notice must include proof satisfactory to Manager that the Transfer constitutes a Permitted Transfer (unless Manager, in its discretion, determines to waive such requirement). As used in this Agreement, "**Affiliate**" means as to any person or entity, another person or entity controlling, controlled by or under common control with such person or entity, as determined in good faith by the Manager. If a Member is an entity, such Member shall be deemed to have Transferred its Units if such Member directly or indirectly transfers the power to direct or cause the direction of the management and policies of such Member, whether through the ownership of voting securities or by contract or otherwise.

8.1.3. Upon the occurrence of any Transfer, including a Permitted Transfer, the transferee (the "**Transferee**") may not become a substitute Member unless the requirements of Section 8.3 are met. Any Transferee who does not become a substitute Member may not vote or

participate in the management and affairs of the Company or become or exercise any of the rights of a Member, other than to receive, to the extent Transferred, the distributions of money or other property, to which the Transferor Member would be entitled.

8.2. Right of First Refusal. In addition to the other limitations and restrictions set forth in this ARTICLE 8, except with respect to Permitted Transfers or transfers of Units by involuntary means, including due to death and adjudication of incompetency, no Member shall Transfer Units (for purposes of this Section 8.2, the "**Offered Units**") unless such Member (for purposes of this Section 8.2, the "**Seller**") first offers to sell the Offered Units pursuant to the terms of this Section 8.2.

8.2.1. No Transfer may be made under this Section 8.2 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a Person (for purposes of this Section 8.2, the "**Purchaser**") to purchase the Offered Units for a purchase price (for purposes of this Section 8.2, the "**Offer Price**") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as hereinafter defined.

8.2.2. Prior to making any Transfer that is subject to the terms of this Section 8.2, the Seller shall give to the Company written notice (the "**Offer Notice**") which shall include a copy of the Purchase Offer and an offer (the "**Firm Offer**") to sell the Offered Units to the Company or Company's designee (the "**Offeree**") for the Offer Price, payable according to the same terms as those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

8.2.3. The Firm Offer shall be irrevocable for a period (the "**Offer Period**") ending at 11:59 p.m., local time at the Company's principal place of business, on the thirtieth (30th) day following the day of the Offer Notice.

8.2.4. At any time during the Offer Period, the Offeree may accept the Firm Offer as to all of the Offered Units, by giving written notice of such acceptance to the Seller. If the Offeree does not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

8.2.5. If the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within sixty (60) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and Offeree shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of the Firm Offer and this Section 8.2.

8.2.6. If the Firm Offer is not accepted in the manner hereinabove provided, the Seller may sell the Offered Units to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided, however, that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided, further, that such sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made

inapplicable to sales occurring under this Section 8.2. If the Offered Units is not sold in accordance with the terms of the preceding sentence, the Offered Units shall again become subject to all of the conditions and restrictions of this Section 8.2.

8.3. Substitution of Members. A Transferee of Units (including Permitted Transferees) may become a substitute Member only if (i) for any Transfer other than to a Permitted Transferee, the Manager consents in writing, (ii) all securities and tax requirements set forth in this Agreement are met, (iii) the Transferee executes an agreement or other instrument satisfactory to the Manager accepting, adopting, and agreeing to be bound by this Agreement, and (iv) the Transferee pays all reasonable expenses of the Company (including attorneys' fees) incurred in connection with the Transferee's admission as a substitute Member. The admission of a substitute Member does not release the Transferor Member from any liability the Transferor Member may have to the Company or the other Members.

8.4. Further Restrictions on Transfer. In addition to any other restrictions on transfer in this Agreement or at law, no Member may Transfer any of its Units: (a) unless the Units are subsequently registered under the Securities Act of 1933 and any appropriate state securities laws (or unless the Company receives an opinion of counsel satisfactory to the Manager that an exemption from registration is available); or (b) if the Manager determines, in Manager's reasonable and good faith discretion, that the Transfer may have an adverse effect on the Company.

8.5. Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative (each, a "**Legal Representative**") may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by the Member's Legal Representative or successor.

8.6. Drag-Along Rights. If the Members holding a majority of the outstanding Units ("**Majority Selling Group**") elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party (each such transaction referred to as a "**Company Unit Sale**"), the Majority Selling Group shall notify the other Members in writing of such Company Unit Sale. Upon request by the Majority Selling Group, the Members will consent to and raise no objections to the proposed transaction, and will take all other actions reasonably necessary or desirable to cause the consummation of such Company Unit Sale on the terms proposed by the Majority Selling Group. The obligations of the Members pursuant to this Section 8.6 with respect to a Company Unit Sale are subject to the following conditions: (x) the consideration payable upon consummation of such Company Unit Sale to all of the Members shall be allocated among the Members according to their ownership of Units, and (y) upon the consummation of the Company Unit Sale, all of the Members shall receive the same form of consideration per Unit, or if there are classes of Units, then each class shall receive the same form of consideration per Unit. Each Member agrees to be bound by agreements with respect to indemnification obligations, amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives; provided, that any such indemnification, escrow, holdback and adjustment obligations undertaken by any Member (A) shall be proportional to the share of the purchase price paid in connection with

such Company Unit Sale that is allocable to such Member and (B) shall not exceed the total amount of consideration received by such Member in connection with such Company Unit Sale (except with respect to representations and warranties relating solely to, or covenants entered into solely by, such Member, including representations as to title to Units or any non-compete). To the extent that a Member does not take any actions when requested by the Manager pursuant to this Section 8.6, each such Member hereby constitutes and appoints the members of the Majority Selling Group as such Member's true and lawful attorney-in-fact and authorizes the attorney-in-fact to execute on behalf of such Member any and all documents and instruments which the attorney-in-fact deems necessary and appropriate in connection with the Company Unit Sale. The foregoing power of attorney is irrevocable and is coupled with an interest.

ARTICLE 9

CONSEQUENCES OF DISSOCIATION EVENT OF MEMBER

9.1. Dissociation Event. The Company shall not dissolve upon the occurrence of a Dissociation Event. If a Member suffers a Dissociation Event, the Dissociated Member shall become an Economic Interest Owner (as defined below) only and shall no longer be entitled to vote or participate in the management or control of the Company or to demand information except as specifically required hereunder with respect to Economic Interest Owners. Notwithstanding any provision of the Act to the contrary, no Member or Dissociated Member shall be entitled to receive any cash or assets from the Company upon the occurrence of a Dissociation Event.

9.2. Definitions. As used herein, these terms have the following meanings:

9.2.1. "**Dissociated Member**" shall mean any Member who suffers a Dissociation Event.

9.2.2. "**Dissociation Event**" shall mean with respect to any Member, an event which terminates the continued membership of such Member, including, without limitation, the withdrawal, expulsion, bankruptcy, dissolution, or death of such Member.

9.2.3. "**Economic Interest**" shall mean a Member's right to share in the distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or except as provided in the Act, any right to information concerning the business and affairs of the Company.

9.2.4. "**Economic Interest Owner**" shall mean the owner of an Economic Interest who is not a Member.

9.3. Right of Purchase. If any Member suffers a Dissociation Event, such Dissociated Member's Units shall be subject to the purchase rights set forth herein. Upon a Dissociation Event, the Dissociated Member or its Legal Representative shall provide written notice to the Manager of the occurrence of a Dissociation Event ("**Dissociation Event Notice**"). At any time after a Dissociation Event, but not later than sixty (60) days after the Manager' s receipt of the Dissociation Event Notice, the Company, in the Manager' s sole discretion, shall have the right and option to purchase all of the Dissociated Member's Units. To exercise such option, Company

shall provide written notice to the Dissociated Member or its Legal Representative, as applicable ("**Selling Party**") of Company's election to purchase the Dissociated Member's Units ("**Dissociation Exercise Notice**"). The Manager may assign such purchase right to any person, including Affiliates of the Manager, in Manager' s sole discretion (the Company and any such assignee, the "**Purchasing Party**"). The purchase price ("**Purchase Price**") shall be the fair-market value of the Dissociated Member's Units which shall be determined by the Manager in Manager's good faith discretion. The Purchase Price shall be paid, in the sole discretion of Manager, either (i) entirely in cash, or (ii) in installments, with an initial cash payment toward the Purchase Price not less than twenty percent (20%) of the Purchase Price and the balance of the Purchase Price amortized, and payable, over a term of not more than three (3) years. The deferred balance of the Purchase Price shall be evidenced by a promissory note executed by the Purchasing Party and delivered to the Selling Party at the time of the initial payment toward the Purchase Price. The promissory note (i) shall bear interest at the rate per annum equal to the Bank of America N.T. & S.A. reference rate in effect as of the date of the promissory note, plus one percentage point; (ii) shall require payment of equal quarterly installments of principal and interest until the final payment thereon; (iii) shall expressly permit prepayments without penalty; (iv) shall require acceleration of the entire unpaid balance of principal and interest upon the earlier of any default in the payment of principal or interest thereunder, if such default is not cured within fifteen (15) days after receipt of written notice of default, or upon dissolution of the Company; and (v) otherwise shall contain then commercially reasonable terms and conditions. Notwithstanding the foregoing, under no circumstances shall the interest payable under the note exceed the limitations imposed at such time by applicable law. The closing for the purchase and sale of the Dissociated Member's Units shall occur at the Company' s principal place of business at 10:00 a.m. no later than ninety (90) days after the Manager' s receipt of the Dissociation Event Notice, unless such day is a weekend or national holiday, in which event, the closing will occur on the next business day. At the closing, the Selling Party shall deliver to the Purchasing Party (in form and substance reasonably acceptable to the Purchasing Party) and a duly executed assignment of Units (with certificate(s) evidencing such Units, if any). Upon request of the Purchasing Party concurrently therewith or at any time and from time to time thereafter, the Selling Member also shall execute and deliver such other documents and instruments as the Purchasing Party determines are necessary or desirable to consummate the closing and to transfer ownership, title and control of the Dissociated Member's Units to the Purchasing Party. At the closing, the Purchasing Party shall deliver to the Selling Member the cash portion of the Purchase Price in immediately available funds and, as applicable, the promissory note described herein for the Dissociated Member's Units.

ARTICLE 10

DISSOLUTION AND WINDING UP

10.1. Dissolution Events. The Company will be dissolved, its assets disposed of, and its affairs wound up upon the first to occur of the following:

10.1.1. The entry of a decree of judicial dissolution pursuant to Section 17707.03 of the Act;

10.1.2. The sale or other disposition of all or substantially all of the assets of the Company; or

10.1.3. The written consent to dissolve the Company of the Manager and of the Members holding a majority of the Units entitled to vote.

A Dissociation Event of a Member who is an individual or the dissolution of a Member that is an entity shall not give rise to the dissolution of the Company.

10.2. Winding Up. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up.

10.3. Distributions in Kind. Any non-cash asset distributed to one or more Members must first be valued at its fair market value. The amount distributed to each Member receiving an interest in the distributed asset is the fair market value of such interest (net of any liability secured by the asset that such Member assumes or takes subject to). The fair market value of the asset shall be determined by the Manager in good faith.

10.4. Order of Payment of Liabilities upon Dissolution.

10.4.1. After determining that all known liabilities of the Company including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, and subject to the provisions of Section 6.5, the remaining assets will be distributed to the Members in accordance with their distributed to the Members pro rata in accordance with their respective Units. The liquidating distributions must be made by the end of the Company's taxable year in which the Company is liquidated or, if later, within ninety (90) days after the date of the liquidation.

10.4.2. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, will be deemed to have been adequately provided for if the Company has complied with either of the following: (a) The payment of the debt or liability has been assumed or guaranteed in good faith by financially responsible person(s) or entities, and the provisions, including financial responsibility, was determined in good faith and with reasonable care by the Manager to be adequate at the time of any distribution of the assets hereunder; or (b) the amount of the debt or liability has been deposited by the Company into an account for that purpose. This Section 10.4.2 is not intended to prescribe the exclusive means of making adequate provision for the payment of debts and liabilities as required by the Act. The Manager may make other arrangements reasonably calculated to provide for the payment of debts and liabilities.

10.5. Limitations on Payments Made in Dissolution. Each Member is entitled to look solely at the assets of the Company for the return of any distributions to which such Member is entitled and will have no recourse for the return of the Member's investment or the receipt of distributions to which such Member is entitled hereunder (upon dissolution or otherwise) against the Manager or any other Member, except for fraud, intentional misconduct, or an intentional violation of law.

10.6. Certificate of Cancellation. As soon as possible following the occurrence of any of the events resulting in the dissolution of the Company, the Manager shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

ARTICLE 11

INDEMNIFICATION AND INSURANCE

11.1. Indemnification of Agents. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Member, Manager, advisor, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, advisor, officer, employee or agent, he, she or it is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "**Agent**"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit. The Company shall be authorized to enter into indemnity agreements from time to time with any person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Company deems appropriate in its business judgment. The Members acknowledge that certain debt of the Company has been, and may be in the future be, personally guaranteed or cosigned by the Manager, and that any indemnity agreement entered into between the Company and Manager may indemnify Manager for personal liability incurred by Manager with respect to any such Company debt. The Company may defend an Agent with respect to allegations of gross negligence or willful misconduct, but the Company shall have no duty to indemnify an agent in connection with any acts or omissions constituting gross negligence or willful misconduct.

11.2. Insurance.

11.2.1. The Company may secure in its own name and at its own expense, key man, life, and/or disability insurance policies upon the life of any of the Members. None of the Members, nor any of their respective family members, heirs, or beneficiaries shall be entitled to the proceeds thereof. Such insurance shall be available to the Company to offset any payments due to any Member under this ARTICLE 11.

11.2.2. The Company shall have the power to purchase and maintain insurance on behalf of the Manager and any Agent of the Company against any liability asserted against such Agent and incurred by such Agent in any such capacity, or arising out of such party's status as an agent, whether or not the Company would have the power to indemnify such Agent against such liability under the provisions of Section 11.1 or under applicable law.

ARTICLE 12

INVESTMENT REPRESENTATIONS; REPURCHASE RIGHT

Each Member (by executing this Agreement, a counterpart hereof, a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

12.1. Investment Due Diligence. The Member: (a) has received and reviewed all information the Member considers necessary or appropriate for deciding whether to purchase the Units; and (b) has had an opportunity to ask questions and receive answers from the Company and

its Manager regarding the terms and conditions of purchase of the Units and the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided such Member. The Member has had the opportunity to consult with the Member's own professional advisors regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent the Member considers necessary.

12.2. No Representations by the Company. Neither the Manager, any other Member, any agent or any employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Units may be may freely transferred, that a percentage of profit or amount or type of consideration will be realized as a result of an investment in the Units, that past performance or experience on the part of any of the Manager or its Affiliates or any other person in any way indicates the predictable results of the ownership of the Units or of the overall business of the Company, that any cash distributions from the Company's operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

12.3. Investment Intent. The Member is acquiring Units for investment purposes, for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of the Units being purchased. No other person will have any direct or indirect beneficial interest in or right to the Units being purchased.

12.4. Economic Risk. The Member is financially able to bear the economic risk of the Member's investment in the Units, including the total loss of such investment. The Member acknowledges that the purchase of Units is a speculative investment which involves a substantial degree of risk of loss of the Member's entire investment in the Company, that the Member understands and takes full cognizance of the risks related to the purchase of the Units.

12.5. No Registration of Units. The Member acknowledges having been advised that the Units have not been registered under the Securities Act of 1933, or qualified under the any applicable blue sky laws.

12.6. Units are Restricted Securities. The Member understands that the Units are a "restricted security" under the Securities Act of 1933 in that the Units will be acquired from the Company in a transaction not involving a public offering, and that the Units may be resold without registration under the Securities Act of 1933 only in certain limited circumstances and that otherwise the Units must be held indefinitely.

12.7. No Disposition in Violation of Law. Without limiting the representations set forth above or the other provisions of this Agreement, the Member will not make any disposition of all or any part of the Member's Units which will result in the violation by the Member or by the Company of the Securities Act 1933 or of any other applicable securities laws.

12.8. Restrictions on Transferability. The Member acknowledges that there are substantial restrictions on the transferability of the Units pursuant to this Agreement, that there is

no public market for the Units and none is expected to develop, and that, accordingly, it may not be possible to liquidate the investment in the Company.

12.9. Repurchase Right. If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member pursuant to Section 6.1.

ARTICLE 13

MISCELLANEOUS

13.1. No Third-Party Beneficiary Right. The provisions of the Agreement are intended only for the regulation of relations among the Members and the Company. The Agreement is not intended for the benefit of non-Member creditors and does not grant any rights to or confer any benefits on non-Member creditors or any other person who is not a Member except as specifically provided in this Agreement.

13.2. No Interest in Company Property: Waiver of Action for Partition. No Member or Transferee has any interest in specific property of the Company. Without limiting the foregoing, each Member and Transferee irrevocably waives during the term of the Company any right it may have to maintain an action for partition with respect to property of the Company.

13.3. Amendments. Except as provided herein, any amendment to this Agreement or the Articles must be in writing and shall require the approval of the Manager and the Members holding a majority of the Units entitled to vote. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action, even Members who did not vote for or consent to such amendment. Notwithstanding the foregoing, (a) no amendment to this Agreement may enlarge the obligations of any Member under this Agreement without its consent, and (b) the Manager, without the approval of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (i) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company; (ii) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement; (iii) a change that Manager determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that the Company will be taxed as an entity for federal income tax purposes as the Company specifically so designates; or (iv) a change that, in the sole discretion of Manager, it determines does not adversely affect the Members (including adversely affecting the holders of any particular class of Units as compared to other holders of other classes of Units) in any material respect, and either is determined to be (A) necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or

judicial authority or contained in any federal or state statute, or (B) necessary or reasonable to effect the intent of the provisions of this Agreement. Each Member covenants, on its own behalf, and on behalf of its successors, assigns, heirs and personal representatives, to execute and deliver with acknowledgment or affidavit, if required, all documents and writings that may be necessary or appropriate to effectuate amendments pursuant to this Section 13.3.

13.4. Further Assurances. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

13.5. Power of Attorney. Each Member, by executing this Agreement, hereby constitutes and appoints the Manager, as such Member's attorney-in-fact, with full power and authority to act in its name and on its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business ("**Power of Attorney**"), including without limitation the following: (a) any amendments to this Agreement (subject to the provisions of Section 13.3 above); (b) any instrument which may be required to be filed by the Company under appropriate state law or by any governmental agency or which the Manager deems advisable to file; and (c) any documents which may be required to be filed by the Company in connection with the admission of substitute or additional Members, or the dissolution and termination of the Company, provided such continuation or dissolution and termination are in accordance with the terms of this Agreement. Each Member further acknowledges that, by executing this Agreement, the Power of Attorney granted to the Manager pursuant to this Section 13.5: (i) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or dissolution of the Member, (ii) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by a single signature of the Manager acting as attorney-in-fact for all of them, and (iii) shall survive the delivery of an assignment by a Member of the whole or any portion of its ownership interest in the Company; except that where the assignee of the whole of a Member's Units has been approved by the Manager for admission to the Company as a substitute Member, the Power of Attorney of the assignor shall survive the effective date of such substitution for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

13.6. Governing Law; Dispute Resolution.

13.6.1. Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles.

13.6.2. Arbitration. Except where specific performance is permitted by this Agreement or with respect to a Manager Fraud Claim, arbitration constitutes the sole and exclusive remedy for the settlement of any dispute or controversy concerning this Agreement or the rights of the parties to this Agreement, including whether such dispute or controversy is arbitrable. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator. The arbitration shall be administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. To the extent there is any conflict between the rules of the JAMS and this arbitration clause, this clause will govern and determine the rights of the parties. The decision of the arbitrator, including but not limited to the determination of the amount of any damages suffered or the right to an injunction, will be exclusive, final, and

binding on all parties, their heirs, executors, administrators, successors, and assigns, as applicable, and judgment thereon may be entered in any court of competent jurisdiction. The costs of arbitration, including administrative fees, fees for a record and transcript, and the arbitrator's fees, as well as reasonable attorneys' fees will be awarded to the party determined by the arbitrator to be the prevailing party.

13.6.3. Venue and Jurisdiction. Except as provided in Section 13.6.2, all actions and proceedings arising in connection with this Agreement (including a Manager Fraud Claim) must be tried and litigated exclusively in the State and Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

13.7. Counterparts/Signatures/Exhibits. This Agreement may be executed in any number of counterparts, each of which is deemed an original and all of which together constitute one document. A signature received via facsimile, e-mail, .pdf or other electronic signature shall be as legally binding for all purposes as an original signature. All exhibits and schedules attached to and referenced in this Agreement are incorporated into this Agreement.

13.8. Time of Essence. Time and strict and punctual performance are of the essence with respect to each provision of this Agreement.

13.9. Interpretation. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. The Section headings in this Agreement: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

13.10. Successors-in-Interest and Assigns. Subject to the restrictions on transferability contained in this Agreement, this Agreement, including any amendment to this Agreement in compliance with Section 13.3, is and shall be binding upon and shall inure to the benefit of the successors-in-interest and assigns of each party to this Agreement.

13.11. Notices. All notices and other communications provided for herein must be in writing and must be delivered by hand or overnight courier service, mailed by certified or registered mail, or e-mailed, (a) if to the Company, to the address of the Company set forth below its name on the Signature Page hereto, or (b) if to a Member, the address of the Member set forth in the Company books and records. Notices sent by hand delivery or overnight courier service, or

mailed by certified or registered mail, will be deemed to have been given when received (except that, if not given during normal business hours for the recipient, will be deemed to have been given at the opening of business on the next business day for the recipient). Notices by email will be deemed to have been given when sent in accordance with this Section. Each party shall make a reasonable, good faith effort to ensure that it will accept or receive notices to it that are given in accordance with this Section (which shall include the obligation of each Member to designate the Company's email address as a "safe sender" to avoid email notices being diverted to a spam filter). A party may change its address for purposes of this Section by giving the other party(ies) written notice of a new address in the manner set forth above.

13.12. Waiver. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

13.13. Drafting Ambiguities. Each party to this Agreement has had the opportunity to have its legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

13.14. Entire Agreement. This Agreement (including any a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) and the Articles constitute the complete and exclusive statement of agreement among the Members and Company with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and the Company. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or the Company or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control. For purposes of clarity, this Agreement shall not replace any subscription documents entered into by a Member with respect to an investment in the Company, provided, however, if there is any discrepancy between any of the subscription documents and this Agreement, this Agreement shall control.

13.15. Spousal Consent. As a condition precedent to the admission into membership of each married Member, such Member's spouse, at the request of Manager, shall be required to execute a consent, in a form deemed appropriate by Manager, to be bound in all respects, including as to such spouse's ownership interests, if any, in the Member's Units, to the terms of this Agreement.

13.16. Conversion to Corporate Form. At any time, if deemed advisable by the Manager, the Manager shall have the right, with no action on the part of the Members, to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation (a "**Conversion**"), in each case solely for the purposes of converting to a corporation that is per se taxed as a

corporation and not to effect any change in ownership of the Company. Each Member further agrees that the Manager may take, without any action or further authorization of the Members, any and all actions necessary or desirable, in the discretion of the Manager, to effect such conversion, merger or consolidation, including, without limitation, preparing and filing certificates, executing agreements, making necessary or appropriate amendments to this Agreement (including terminating this Agreement or converting this Agreement into a stockholders agreement), converting Units into securities of the C Corporation or disposing of Units. The Manager shall structure the Conversion so that the relative percentage equity interests, relative voting rights and economic positions of the Members immediately prior to the Conversion will be maintained in the Conversion. In connection with the Conversion, the Company shall make or apply for all filings, permits, authorizations, consents and approvals as may be required under applicable state or federal law, or by any administrative agency or commission or other governmental regulatory authority or agency (a "**Governmental Entity**"). Each of the Members agrees to take all actions reasonably requested by the Company in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including making all filings required to be made or obtained by the Company or such Member in connection with the consummation of the Conversion. It shall be a condition to the consummation of the Conversion, that all filings, permits, authorizations, consents and approvals of Governmental Entities required in connection therewith have been made or obtained.

13.17. Acknowledgement Regarding Company Counsel. With respect to issues related to this Agreement, each Member acknowledges that counsel to the Company has represented the Company only and does not and will not represent any Member in the absence of a clear and explicit agreement to such effect between such Member and Company's counsel, and without such written agreement Company's counsel shall owe no duties directly to such Member.

[Signatures on Next Page]

[SIGNATURE PAGE]

The undersigned have executed this Operating Agreement agreeing to be bound hereby, effective as of the date first written above.

MEMBERS:

____
Jeffrey Lamont Brown

____
Jennifer Chen

COMPANY:

____
Jeffrey Lamont Brown, Manager

Company notice information:

Tallgrass Pictures, LLC
Att: Jeffrey Lamont Brown, Manager
710 13th Street (#300)
San Diego, California 92101
Email: jb@izolabakery.com

EXHIBIT A

Units Issued
(as of June 9, 2022)

MEMBERS	# OF UNITS	OWNERSHIP PERCENTAGE
Jeffrey Lamont Brown	9,600,000 Units	80%
Jennifer Chen	2,400,000 Units	20%
Total	12,000,000 Units	100%

EXHIBIT B
JOINDER AGREEMENT OF TALLGRASS PICTURES, LLC
a California limited liability company

[FORM ATTACHED]

JOINDER AGREEMENT OF TALLGRASS PICTURES, LLC

a California limited liability company

Reference is hereby made to that certain Operating Agreement of TALLGRASS PICTURES, LLC, a California limited liability company (the "Agreement"), dated as of June 9, 2022, as validly amended and delivered with this Subscription Agreement, among the Company, the Current Members, and any Other Members admitted in accordance with the terms of the Agreement.

Pursuant to the applicable admission provisions of the Agreement, the undersigned hereby acknowledges that they have received and reviewed a complete copy of the Agreement. By execution hereof, the undersigned agrees to become a party to and to be fully bound by, and subject to, all of the covenants, terms, and conditions of the Agreement as if they were an original signatory thereto as a Member. Upon satisfaction of the conditions in this Subscription Agreement , the Agreement applicable to admission of an additional Member (or Section 8.3 for a substitute Member), and the execution of the attached Membership Proxy, the undersigned shall be admitted to the Company as a Member holding the Units purchased pursuant to this Subscription Agreement.

CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE AGREEMENT.

INVESTOR:

Signature: ___________________________________

Name: ___________________________________

Title: ___________________________________

Date: ___________________________________

Email: ___________________________________

Phone: ___________________________________

Address:___________________________________

EXHIBIT C

MEMBERSHIP UNIT PROXY

[FORM ATTACHED]

MEMBERSHIP UNIT PROXY

THIS MEMBERSHIP UNIT PROXY (the "Proxy") is executed as of the date written below by the undersigned holder ("Holder') of Units of TALLGRASS PICTURES, LLC, a California limited liability company (the "Company") in favor of the Company's Manager (the "Manager").

Appointment of Proxyholder

Holder appoints the Manager, and any successor Manager of the Company, as Holder's proxyholder and attorney-in-fact, with full power of substitution, to represent Holder and to vote or consent with respect to Units owned or subsequently acquired by Holder, but only to the extent Holder is entitled, required, or permitted to vote or consent as a Member or class Member under the Company's Operating Agreement or applicable law. This Proxy authorizes the Manager to act at any meeting of Members or class of Members, any adjournment or postponement thereof, and through any written or electronic consent in lieu of a meeting.

Authorized Matters

The Manager may vote or consent on Holder's behalf regarding the approval, adoption, authorization, amendment, implementation, or consummation of any plan of conversion of the Company under Section 17710.03(b) of the California Corporations Code, together with any related transaction, document, or action.

The Manager may vote or consent on Holder's behalf regarding the approval, adoption, authorization, amendment, implementation, or consummation of any agreement or plan of merger involving the Company under Section 17710.12 of the California Corporations Code, together with any related transaction, document, or action.

In connection with any conversion or merger described above, the Manager may vote or consent on Holder's behalf regarding any matter submitted to the Members that relates to, arises from, or is necessary, appropriate, or advisable to authorize, effect, implement, or consummate the conversion or merger. This authority includes amendments to the Company's Articles of Organization, Operating Agreement, or other organizational documents; amendments to any plan, agreement, certificate, filing, or ancillary document; approval of related transactions and agreements; waivers of notices, conditions, or requirements; adjournments or postponements of meetings; and any other member or class approval, ratification, waiver, or consent.

The Manager's authority to vote or consent on Holder's behalf applies to every matter submitted to, or requiring or permitting action by, the Company's Members, including amendments, modifications, restatements, or waivers of the Company's Articles of Organization, Operating Agreement, or other organizational documents; mergers, consolidations, conversions, reorganizations, dissolutions, and windings up; sales, leases, exchanges, transfers, or other dispositions of all or substantially all of the Company's assets; financings and related transactions; issuances of additional Units or other equity interests; and any other Member or class vote, approval, waiver, ratification, election, designation, or consent.

The Manager may exercise this Proxy by attending and voting at a meeting, executing and delivering a written or electronic consent, granting any permitted waiver, or taking any other action through which a member or class member may validly vote or consent. The Manager may vote or consent for or against, abstain from voting or consenting, or condition, modify, or withhold Holder's vote or consent, in the Manager's discretion.

Duration and Revocation

This Proxy is of indefinite duration. It does not expire after 11 months or at any other specified time and remains effective until revoked by delivering a written revocation to the Company, delivering a later-dated proxy to the Company, or attending the applicable meeting and voting in person. A written revocation or later-dated proxy becomes effective only when received by the Company. Revocation by attendance and voting in person becomes effective only upon Holder's attendance and personal vote at the applicable meeting. No revocation affects any vote, consent, waiver, or other action validly taken under this Proxy before the revocation became effective.

Signature: ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

EXHIBIT D
SPOUSAL CONSENT

[FORM ATTACHED]

SPOUSAL CONSENT

I, ____________________, am the spouse of ____________________, identified in the attached Joinder to the Operating Agreement ("Agreement") of TALLGRASS PICTURES, LLC, a California limited liability company ("Company"). I acknowledge and agree to the following:

1. I have read the Agreement and know its contents and provisions. I consent to my spouse's execution of the Agreement and agree to be bound by it with respect to any interest I may have in the Units, including its transfer restrictions, in accordance with Section 13.15. This consent does not itself admit me as a Member.

2. All UNITS (as defined in the Agreement) of the Company owned by my spouse, whether acquired by gift or purchase, any encumbrance thereon or debt related thereto, all distributions or other earnings on such UNITS, all proceeds from such UNITS, and all acquisitions made with such distributions or other earnings or proceeds, together with any changes in value of such property, shall be and remain my spouse's separate property asset and/or separate property debt. In addition, all contributions that enhance the value of such UNITS, whether they be contributions of capital or contributions of time, effort or skill by my spouse or me, shall not effect a change in the separate property character of such UNITS. Any such contributions that I make that enhance the value of such UNITS shall be a transmutation of interest from me to my spouse to the extent of any interest that I might otherwise retain or acquire in such UNITS by reason of such contributions. My spouse has and shall continue to have total control of his/her UNITS in the Company and has and shall continue to have the right to convey his/her UNITS without my consent.

DATED: ____________________

SIGNATURE: ______________________________

PRINTED NAME: ___________________________

EXHIBIT 1

CERTAIN RISK FACTORS

In addition to the risk disclosures in this Subscription Agreement and the Offering Materials, as amended or supplemented from time to time, investors should review the Company's official Republic Deal Page and the Company's filings on the SEC's EDGAR system. If any factual disclosure in these exhibits differs from the then-current Form C or Form C/A, the most recently filed Form C or Form C/A controls.

Investors should read Section 3 (Risk Factors) of the Form C and its applicable amendments together with this Exhibit 1. The Form C describes the Company's business, financing, Offering and investment risks. This Exhibit 1 supplements those disclosures with risks associated with the Operating Agreement and this Subscription Agreement, including Manager control, conflicts of interest, dilution, transfer restrictions, transaction participation, indemnification and dispute resolution. These summaries do not enlarge or limit the rights and obligations established by the governing agreements.

The rights and obligations of the Members are set forth principally in the Operating Agreement, which is included in or incorporated into the Offering Materials. Each investor should review the complete Operating Agreement, the then-current Form C and amendments, and this Subscription Agreement before investing.

In addition to their own investigation and examination of the Company, the Manager, the Offering Materials, the market and other risks, Investors in the Company should consider, among other things, the following (with the understanding that the inclusion of specific special considerations and risk factors in this Subscription Agreement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are no other special considerations or risk factors that apply to an investment in the Company).

The Company's current business of owning and operating IZOLA artisanal bakeries and the marketing, licensing and sale of products and services using the IZOLA trade name will be referred to below as "IZOLA."

THE UNITS ARE A SPECULATIVE INVESTMENT; YOU MIGHT LOSE ALL YOUR MONEY

The Units are speculative securities. Investors could lose all of their investment if the Company fails, becomes insolvent or realizes insufficient value after satisfying creditors and other senior claims. No return is assured. See Form C Section 3 for the Company's operating history and business and expansion risks.

RISKS OF UNDERCAPITALIZATION AND ADDITIONAL CAPITAL RAISES

The Company may require additional financing, which may be unavailable or offered on unfavorable terms. New equity can dilute investors and carry rights senior to the Units; debt can consume cash and restrict operations or transactions. The Manager's issuance and implementation authority remains subject to the Operating Agreement and applicable law, as described in Section 4.2(b). See Form C Sections 3, 5 and 8 for the capital needs and financing risks.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. In addition, the Operating Agreement restricts the transfer of Units. Given these factors, you should be prepared to hold your investment indefinitely.

OFFERING PRICES ARE NOT AN INDEPENDENT VALUATION

The Purchase Price was determined by the Manager, not through an independent appraisal or an established resale market. The pricing tiers and basis for price are described in the Form C. Prior offerings and founder transfers occurred at different prices. The Offering prices may not reflect book value, liquidation value, or the price available in a future financing or liquidity event.

The use-of-proceeds allocations in the Form C are estimates and are anticipatory only. The Manager may reallocate, defer, accelerate, substitute, or discontinue any stated use and may use Offering proceeds for any lawful business purpose of the Company in the Manager's sole discretion, subject to applicable law, the Operating Agreement, and the Company's disclosure obligations. Actual uses may differ materially from the estimates.

NO REGISTRATION UNDER SECURITIES LAWS

The Units are offered in reliance on the exemption from registration under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Public availability of the Offering and the filing of a Form C do not constitute SEC or state approval of the investment or the accuracy of the disclosures. Failure to satisfy the exemption or other applicable securities-law requirements could expose the Company to enforcement action and investor rescission or damages claims, with substantial adverse effects on the Company and remaining investors.

INCOMPLETE OFFERING INFORMATION

Title III of the JOBS Act does not require the Company to provide investors with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with annual audited financial statements, quarterly financial information, and other periodic disclosures). Although Title III does require extensive information, it is possible that Investors in the Company would make a different decision if they had more information.

LACK OF ONGOING INFORMATION

The Company must provide annual reports and other disclosures required by Regulation Crowdfunding, subject to the lawful termination conditions in Rule 202. Those reports are less extensive than reporting required of an Exchange Act reporting company. If a termination condition is satisfied, the Company may cease Regulation Crowdfunding annual reporting after making the required filing, which may reduce the information available to investors. Any separate rights under the Operating Agreement or nonwaivable law remain applicable.

AFFILIATE TRANSACTIONS AND CONFLICTS OF INTEREST

The Company has entered into, and may enter into additional, transactions with the Manager, Members, executives, property owners, guarantors, and other Affiliates. Those relationships create actual and potential conflicts because the Manager may negotiate, approve, administer, amend, or enforce arrangements in which the Manager or another Affiliate has a financial interest. Affiliate Transactions are disclosed at Exhibit 2, and in Form C and its exhibits. Sections 4.2(a)(i)-(ii) further define Affiliate Transactions.

OUTSIDE ACTIVITIES AND BUSINESS OPPORTUNITIES

The Operating Agreement permits the Manager, Members and Affiliates to engage in outside business activities, including activities that may compete with the Company, subject to its terms and applicable law. Those activities may divert attention, resources or opportunities from the Company and create conflicts with investors' interests.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

The Manager may create and issue additional classes or series of Units with economic, liquidation, distribution, conversion, redemption, governance, or voting rights senior, pari passu, or junior to the Units, subject to the Operating Agreement and applicable law. Those rights could materially reduce the value, priority, or economic participation of the Units. Section 4.2(b) includes advance approvals and implementation authority for those issuances, subject to the Operating Agreement and the approval and nonwaivable-law limits in Section 13. No Operating Agreement amendment is adopted by this Subscription Agreement.

THE COMPANY IS SUBJECT TO THE CONTROL OF THE MANAGER AND THE OWNER OF A MAJORITY OF THE UNITS

The Company is manager-managed under California law. Jeffrey Lamont Brown is the sole Manager. The Members have no right to manage or bind the Company except as required by the Operating Agreement or nonwaivable law. Jennifer Chen is a Member and executive, but is not a Manager solely by virtue of those roles. The Manager controls Company operations, capitalization, financing, distributions, governance, and transaction strategy, and the Manager's interests may differ from those of investors.

THE BUSINESS PURPOSE OF THE COMPANY INCLUDES PURPOSES THAT MAY NOT BE OPERATING FOR PROFIT

While the principal business activity and purpose of the Company is the ownership and operation of IZOLA's bread cafes and the marketing, licensing and sale of products and services using the IZOLA trade name, or any successor trade name, an additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of

social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. Accordingly, an investment in the Company may not be suitable for an investor who only wants to invest in a business that has a pure profit motive or who does not share the objectives of the Manager regarding supporting social and environmental change in this manner.

THE UNITS ARE UNCERTIFICATED

Unless the Manager determines otherwise, the Units are uncertificated. The Company's unit ledger and other books and records, maintained by or at the direction of the Manager, are the definitive record of ownership absent manifest error. The Manager may appoint or replace a registrar, administrator, transfer agent, paying agent, custodian, nominee, or other service provider if the Manager later determines that doing so is advisable or required by law, subject to the registered-transfer-agent and other conditions described in Section 5 if the Company relies on the Regulation Crowdfunding exclusion under Exchange Act Rule 12g-6.

DISPUTES RELATING TO THE UNITS AND OPERATING AGREEMENT TO BE ARBITRATED

In most circumstances, binding arbitration shall constitute the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement and the rights of Investor under the Operating Agreement. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator, and administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. The arbitration process is set forth in further detail in the Operating Agreement.

THE COMPANY'S OBLIGATION TO INDEMNIFY THE MANAGER AND MANAGER'S AFFILIATES COULD RESULT IN SIGNIFICANT COSTS THAT WOULD ADVERSELY AFFECT THE COMPANY'S PERFORMANCE

Under Section 3.5 of the Operating Agreement, the Manager is not liable to the Company or a Member for loss or damage unless it results from the Manager's fraud, intentional misconduct, or intentional violation of law. Article 11 separately provides indemnification rights for covered agents subject to its terms and applicable law. These protections remain subject to nonwaivable limits under applicable law and may limit Investor remedies, and indemnification obligations are payable from Company assets, including invested capital.

DRAG-ALONG AND APPROVED-TRANSACTION OBLIGATIONS

The Subscription Agreement requires participation in Approved Transactions as defined in Section 4.2(d): a Company Unit Sale or a Conversion, subject to the conditions stated there. Investors may be required to dispose of all of their Units in a Company Unit Sale or convert their Units in a Conversion, accept permitted non-cash or contingent consideration, and become bound by successor governing documents. The Manager or Transaction Representative may execute authorized documents without soliciting a fresh signature and may administer transaction escrows, reserves, adjustments, indemnities, and earnouts after the Investor ceases to hold Units. An investor has no promised tag-along, separate negotiating, or matching-benefit right. Shared transaction liability is several, proportionate, and capped at consideration actually received, with the personal-breach exceptions in Section 4.2(e). Section 8.6 of the Operating Agreement controls.

PUBLIC-MARKET LOCKUPS MAY DELAY LIQUIDITY

Section 7 permits lockups for an initial or subsequent public offering, direct listing, or other covered public-market transaction for up to 270 days after the specified event, plus a reasonable extension for applicable research or analyst restrictions. Restrictions may apply even if the Investor is not selling in that transaction, and another holder's release does not entitle the Investor to a release. A listing may therefore provide no immediate liquidity to the Investor. The Company has no obligation to register the Investor's securities or include the Investor in an offering.

COMPANY HAS RIGHTS TO PURCHASE UNITS UNDER CERTAIN CIRCUMSTANCES

If a Member receives a bona fide written offer from a third party to purchase all or a portion of such Member's Units, the Company may have a right of first refusal under Section 8.2 of the Operating Agreement, subject to the exceptions for Permitted Transfers and Involuntary Transfers and the procedures stated there.

The Company shall have the right, as set forth in more detail in the Operating Agreement, to repurchase the Units of a Member upon the withdrawal, resignation, expulsion, bankruptcy, dissolution, death or occurrence of any other event which

terminates the continued membership of such Member. The purchase price for such Member's Units shall be the fair-market value of such Units as determined by the Manager in Manager's good faith discretion (which means that the Manager may not be required to obtain an independent appraisal or valuation of the Units). The purchase price may be paid in full in cash or in installments as set forth in the Operating Agreement. These purchase terms are favorable to the Company.

SIDE AGREEMENT BETWEEN JEFFREY LAMONT BROWN AND JENNIFER CHEN

Brown and Chen have entered into an agreement ("Side Agreement") giving each other the option and right to purchase the other's Units ("Purchase Right") in the event of the termination of the other's membership with the Company, including the withdrawal, expulsion, bankruptcy, dissolution, or death of such person ("Dissociation Event"). The purchase price for such Units is their fair market value based on an appraisal process (if Brown or Chen, or their legal representatives, as applicable, cannot agree on a purchase price). The Operating Agreement generally gives the Manager the right to cause the Company (or an assignee), in Manager's discretion, to acquire a Member's Units with respect to a Dissociation Event at fair market value as determined in the Manager's good faith discretion. If either Brown or Chen suffered a Dissociation Event and the other exercised the Purchase Right with respect to such event, the Side Agreement would result in either Brown or Chen acquiring ownership of the other's Units, and not the Company, and possibly using a different process to determine the fair market value of the Units. If Chen acquires Brown's Units under the Side Agreement, then Chen may acquire enough Units to give her a majority of the outstanding Units, and, in such event, Chen will have sufficient votes to appoint herself the Manager of the Company, giving her substantial control over the Company's operations.

In addition to their business relationship operating IZOLA, Brown and Chen have a personal relationship. If their personal relationship ends (a “Separation”), then Brown has the right and option to purchase Chen’s Units at fair market value, as agreed by Brown and Chen or, if they cannot agree, determined by an appraisal process. The Operating Agreement generally restricts transfers of Units except in certain circumstances, including transfers of Units approved by the Manager in its sole and absolute discretion. If Brown is the Manager at the time of Separation, then Brown will have the authority to approve the transfer of Units from Chen to Brown under the Side Agreement.

MEMBERS CLAIMS ARE SUBORDINATE TO CREDITORS

Upon dissolution or termination, liquidation proceeds, if any, will be distributed to Members only after creditor claims are satisfied and appropriate reserves are established. An Investor’s recovery will therefore depend on the value realized, the amount of creditor claims, and reserves established by the Manager in accordance with the Operating Agreement and applicable law.

CERTAIN TAX MATTERS

The Manager has elected that the Company, currently a limited liability company, be classified as a C corporation for federal income tax purposes. As a C corporation, the Company’s profits will be subject to double taxation (meaning that income earned by the Company is taxed at the entity level and, thereafter, remaining profits distributed to the holders of Units as dividends will be subject to income tax on the personal level). At any time, if deemed advisable by the Manager, the Manager shall have the right to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation, in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. Any such merger or conversion requires the applicable statutory approvals and disclosures, including any required class approvals, as described in Section 13 of this Subscription Agreement. Section 7.3 of the Operating Agreement requires C-corporation tax treatment. Any future change inconsistent with that requirement would require the applicable governing-document approvals and compliance with tax law. If the Company were lawfully classified as a partnership in the future, each Member will be subject to income tax each year on his, her or its allocable share of the income or gains (if any) of Company, even if no cash distributions are made by the Company to the Member or cash distributions made by the Company to the Member are not sufficient to pay taxes.

The foregoing list of Risk Factors is not a complete explanation of the risks involved in an investment in the Company. Investors should consult their own legal, tax and investment advisors before deciding whether to invest in the Company.

EXHIBIT 2

AFFILIATE TRANSACTIONS DISCLOSURE

This Exhibit identifies the Disclosed Affiliate Transactions for Section 4.2(a). The descriptions below summarize the current Form C and its exhibits, which are incorporated by reference. The referenced Form C sections and the underlying agreements should be reviewed for the complete terms, risks, and conflicts. The current Form C and any Form C/A control factual disclosures, subject to the document hierarchy in Section 13. Future amendments, replacement arrangements, and additional Affiliate Transactions remain subject to Section 4.2(a)(ii) and applicable disclosure and approval requirements.

(a) Affiliated Main Property and Occupancy. The Company leases the real property commonly known as 3320 and 3326 Fairmount Avenue, San Diego, California and the adjacent lot from 3320 Fairmount LLC, a California limited liability company ("3320 Fairmount LLC" or "Landlord"), which is an entity affiliated with the Company's founders, under the Standard Form Industrial Lease (Triple Net), dated as of June 12, 2026 and signed September 14, 2026 (the "Main Lease"), a copy of which is included in Form C as Exhibit G and further referenced in Section 9 of Form C. The Main Lease designates June 26, 2026 as both the lease and rent commencement date and provides an initial ten-year term with an anticipated expiration of June 30, 2036. The Main Lease allows delivery within 12 months of commencement and provides that delayed delivery does not alter the Company's obligations or extend the term; rent commencement is not contingent on the facility opening. The lease term automatically extends once for five years if its conditions are met, unless the Company gives written notice of nonrenewal at least six and no more than nine months before expiration. First-year estimated monthly basic rent ranges from $8,500 to $30,000. Rent is subject to the scheduled increases and adjustments under the Main Lease, including Landlord's debt service for land, tenant improvements and buildout expenses plus a 5% supervisory fee and compounded 3% annual increases. An annual rent increase is based on the greater of the San Diego County Consumer Price Index or 3%, commencing with the second anniversary. The Company bears the expenses allocated to it under the triple-net provisions. Alterations become the Landlord's property upon installation, subject to the Landlord's right to require removal and restoration at the Company's expense. Company-funded improvements may therefore benefit the Landlord. To the extent required under the Main Lease, the Company has obtained written consent from the Landlord for this offering. The Investor acquires no ownership interest in 3320 Fairmount LLC or its real property through this subscription. See Form C Sections 3, 4.3, 7.5, 9 and 11.1, and Exhibit G.

(b) Affiliate Debt and Personal Guarantees. As disclosed in Note 6 to the 2025 audited financial statements, the Company guarantees a Live Oak Banking Company loan to 3320 Fairmount LLC. 3320 Fairmount LLC is the borrower; the Company's obligation is as a guarantor. 3320 Fairmount LLC's outstanding loan principal was $1,109,930 at December 31, 2025, and the audit reports maximum potential future guaranteed principal of $2,050,000 plus accrued but unpaid interest. The loan bears interest at 6.58% and matures September 3, 2047. The Company received no guarantee fee, must perform if 3320 Fairmount LLC fails to make required payments, and has indemnity rights against 3320 Fairmount LLC for amounts paid. Actual exposure may change as 3320 Fairmount LLC's debt is repaid, refinanced, drawn, or modified. A prior 3320 Fairmount LLC loan(s) previously guaranteed by the Company were extinguished in October 2025 using related-party financing provided by the Company. Management confirms that Jeffrey Brown and Jennifer Chen personally guarantee the full amount owed under the current Live Oak property-acquisition loan, which is intended to be refinanced with Self-Help financing. The Manager also personally guarantees the full amount owed under the Company's SBA EIDL loan. These personal guarantees are separate from the Company's affiliate-debt guarantee. See Form C Section 9 and Notes 6 and 7 to the audited financial statements.

(c) Future Pending Financing. The Company was issued a loan commitment from Self-Help Ventures Fund or its affiliate dated June 1, 2026. This loan commitment contemplates the Company and 3320 Fairmount LLC as co-borrowers for up to $3,777,260 (Loan 1: $3,117,260; Loan 2: $660,000), which funds will be used to refinance the Live Oak loan and construction and renovation for the Company's facility under the Main Lease, as well as certain equipment and related costs. This loan also contemplates unconditional payment guarantees from Jeffrey Brown and Jennifer Chen for each full loan amount and an 80% state-program guarantee of Loan 2. Collateral would include the real property subject to the Main Lease, loan-funded equipment, other borrower personal property subject to the SBA EIDL priority, and a reserve account. The financing has not closed and remains subject to lender conditions. See Form C Sections 7.4, 8.3 and 9 for the terms, lien priorities, equity requirement, appraisal condition and commitment timing.

(d) Related-Party Financing. The Company has loaned funds to 3320 Fairmount LLC pursuant to an executed promissory note dated November 5, 2025. The original principal amount loaned was $211,000, with interest at 7% per annum accruing on a 30/360 basis. Monthly payments of $1,493.19 became due December 1, 2025, and the loan has a maturity on November 1, 2050. This is a Company asset, not Company debt. The December 31, 2025 audited receivable balance was approximately $211,209, not a current payoff. The audit lists a $1,439.19 monthly payment; the signed note specifies $1,493.19. The

note's introductory written-out interest wording also differs from its adjacent 7% figure and operative Sections 1 and 2. Management confirms that 7% annual interest and $1,493.19 monthly payments are the intended terms and that the note has not been amended. See Form C Section 9 and the complete signed note in Exhibit I for the terms and discrepancies; the executed instrument governs.

(e) Management Compensation and Bonuses. As disclosed in Form C Section 6.1, the Company has approved performance bonuses to Jeffrey Brown, Manager and co-founder, and Jennifer Chen, executive and co-founder, of up to $195,000 in the aggregate for the applicable performance period. The Manager determines allocation, final amount, and timing based on Company performance and ability to pay in the Manager's sole good-faith discretion. This authorization does not limit future compensation, bonuses, reimbursements, benefits, management fees, or other arrangements permitted by the Operating Agreement and applicable law. Future arrangements remain subject to the applicable approval and disclosure requirements.

(f) Conflicts and Use of Company Assets. These arrangements may place the Manager or other founders on both sides of a transaction and may benefit them or their affiliates differently from the Company or outside investors. Company expenditures, improvements, advances, guarantees, and compensation may reduce assets available for operations or distributions. The Company does not currently intend to use Offering proceeds simply to repay 3320 Fairmount LLC debt for that affiliate's sole benefit. Uses of proceeds remain subject to Form C Section 5, the Operating Agreement, applicable debt covenants, and applicable law. The consents in Section 4.2(a) have the limitations stated there.

EXHIBIT E

Video Transcript

FORM C EXHIBIT E

IZOLA Founder Video Transcript

Final Cut v5.4.5 · Runtime 06:05.833 · Prepared October 7, 2026

Founder video: https://www.youtube.com/watch?v=Ce3Tzto-7tc

Locked timeline: IZOLA Founder Video — 4c v5.4.5 SOLID-WHITE SINGLE-LINE OVERLAYS + BLACK END CARD — 1080p30

This transcript covers all audible spoken dialogue and material on-screen disclosures in locked cut v5.4.5. Timestamps are approximate; decimal timestamps reflect title placement in the locked FCP timeline. Descriptive labels identify speakers whose names are not stated in the video; brackets identify non-dialogue or unclear audio.

Founder Introduction 00:00–00:20

TIME	SPEAKER	DIALOGUE
00:00	**JENNY**	Hi, I'm Jenny Chen.
00:01	**JEFFREY**	I'm Jeffrey Brown. We're the founders of IZOLA Bakery.
00:05	**JENNY**	And we started during the pandemic with just twelve croissants and a basket.
00:09	**JEFFREY**	Yeah. And now look at this place. We're a profitable bakery. We're making extraordinary food. We've got a great team. We serve everything hot from the oven, and we specialize in human care.

Busy Saturday Walkthrough 00:20–04:35

TIME	SPEAKER	DIALOGUE
00:20	**JEFFREY**	Because I have a feeling the line's going to be a little bit long out there. And then we're cruising right by Valerie right here, and Andrea making some coffees. How's it going, guys?
00:30	**JEFFREY**	How many coffees did you make today already?
00:33	**BARISTA**	Three hundred or more.
00:36	**JEFFREY**	I don't doubt it. Tell me what you like about IZOLA, or why are you here?
00:41	**GUEST 1**	So, um, I came when you were back in the other spot, and you gave me a tour of the kitchen.
00:46	**JEFFREY**	Yes.
00:47	**GUEST 1**	And, uh, saw all the layers. [Inaudible.] So, I live in the Bay Area.
00:50	**JEFFREY**	Nice.
00:51	**GUEST 1**	I flew in. I touched down about an hour ago, and I literally dropped off my bags and walked here, and I can't wait. I was just thinking about you, and I just can't wait to see you. And, you know, I was part of that fundraising.

TIME	SPEAKER	DIALOGUE
01:04	**GUEST 2**	Well, I remember the first time we tried them. We absolutely loved them. I feel like it had a quality of lamination and just taste of butter that—I mean, my family, this is my sister and her wife.
01:15	**JEFFREY**	Hi, sister. Hi, wife.
01:17	**GUEST 2**	Yeah. And our parents—we just love food so much, and we're always kind of hunting down what's the tastiest, what's the—just also, just in general, energy that we love, and have people that care about the quality of what they're putting out. And ever since we tried it for the first time years ago, I felt like we could really taste that.
01:36	**JEFFREY**	Yeah.
01:37	**GUEST 2**	Um, and it was just so, so good.
01:39	**JEFFREY**	Yeah.
01:40	**GUEST 2**	So good. So, I'm just—from the memory of that, and now second location—wanting to support, too.
01:45	**JEFFREY**	Thank you very much. So, we've got—we're firing two registers as fast as they will go. And then, when we don't have a walk-in order, we've got Andrea—or, sorry, Ariana—over there taking some more orders, because, as you guys can see, the line is getting pretty long.
02:04	**JEFFREY**	And so, this happens every Saturday, Sunday, some Fridays, some Mondays. It's kind of crazy. We have our menu board right up here. And this is really fun because you can see this is exactly what we have in stock right now. And so, it changes literally by the moment as things come in and out of stock.
02:23	**JEFFREY**	And so, you can see all our bakers, and where we were just a few minutes ago, with Chef Titus over there leading the team. And so, we are baking all the day long. We start baking at, I don't know, 5:30 or 6:00, and then we bake until within, like, half an hour, hour before we close. So, we're baking—it's almost 11:00 right now—and we're going to keep on trucking on the bake. So, tell me what's going on right here.
02:44	**BAKER 1**	We're getting ready to load some bread right now.
02:46	**BAKER 1**	We just powdered—um, sifted our logo onto each one. Now we're getting ready to load it into this bottom deck here.
02:52	**JEFFREY**	Amazing.
02:53	**BAKER 1**	I'm going to unload this.
02:54	**JEFFREY**	Yeah, that's great. All right, I'm going to step out. I'm out of the way. Yeah. Am I good?
02:58	**BAKER 1**	Yeah, that's perfect.
03:01	**BAKER 1**	Load this in.
03:02	**JEFFREY**	Yeah, there we go. Look at those beautiful loaves going in there.
03:05	**BAKER 1**	Right on.
03:07	**JEFFREY**	That's great. And how long do those bake once you get them going?
03:10	**BAKER 1**	Yeah, they bake for forty minutes.

TIME	SPEAKER	DIALOGUE
03:11	**JEFFREY**	Forty minutes.
03:12	**BAKER 1**	Yeah, about forty minutes.
03:14	**JEFFREY**	Awesome. So, they're coming out. And do we serve them hot from the oven, or do we serve them cold?
03:18	**BAKER 1**	We serve them hot from the oven.
03:20	**JEFFREY**	From the oven, just like that. There we go. Very good. And tell us, what are you putting in there right now?
03:24	**BAKER 2**	Right here we have chocolate croissants made with Valrhona dark chocolate.
03:28	**JEFFREY**	Yeah. Ninety-six layers of Normandy butter there. And so, why are we still baking?
03:33	**BAKER 2**	Um, we bake hot from the oven throughout the day to maintain freshness and quality of the croissants.
03:38	**JEFFREY**	That's right, we do. And—and—and, like, if you come in, like, how quickly could you get a croissant? Like, how soon after it's baked can you get it?
03:46	**BAKER 2**	Oh, immediately after.
03:47	**JEFFREY**	Immediately. That's right, man. Hot from the oven is the way to go. So tasty. Okay, Chef [name inaudible], what do you got going right now?
03:56	**BAKER 3**	Right now, I am shaping a wild loaf.
04:01	**JEFFREY**	Amazing.
04:02	**BAKER 3**	Final shaping.
04:03	**JEFFREY**	Uh-huh. Look at the airiness of that. Look, it's lively and ready to go. And are we going to bake that right now?
04:09	**BAKER 3**	No, sir.
04:10	**JEFFREY**	Uh-huh. Tell me what happens next.
04:11	**BAKER 3**	We're going to let this sit in the walk-in for at least twenty-four hours for maximum proofing.
04:16	**JEFFREY**	Mm-hmm.
04:16	**BAKER 3**	And then that's going to go straight into the oven, I want to say Tuesday.
04:19	**JEFFREY**	Tuesday. So, this—we—this is a cold proof right here. So, we put it in the walk-in cooler, thirty-six degrees, and it cold-proofs sixteen to forty-eight hours. Yeah. Nice.
04:27	**BAKER 3**	It's very healthy bread.
04:29	**JEFFREY**	You happy with it today?
04:30	**BAKER 3**	Absolutely.
04:31	**JEFFREY**	And how's our levain?
04:32	**BAKER 3**	Doing pretty good.
04:33	**JEFFREY**	Wonderful. All right. It's in the proofer, right?

Founder Voiceovers 04:35–05:21

TIME	SPEAKER	DIALOGUE
04:35	**JENNY**	Every IZOLA croissant still gets the time and care that built this place. We laminate, cut, and shape each batch by hand.
04:43	**JEFFREY**	IZOLA Main isn't just about making croissants faster. It's about following a process that's better for the dough, so we can grow as a company and protect the quality of —of our croissants that really make them taste better. They do taste better, don't they, Jenny?
04:59	**JENNY**	Yes, they do.
05:00	**JENNY**	BioVista brings the full IZOLA experience to a new neighborhood before year-end.
05:05	**JEFFREY**	IZOLA Main brings mixing, laminating, and shaping together in one purpose-built bakery, all designed around the dough.
05:13	**JEFFREY**	And that really lets every IZOLA bake shop focus on what our guests feel: extraordinary food served hot from the oven, and amazing hospitality. Oh my goodness.

Return to Floor, Founder Closing, and End Card 05:21–06:06

TIME	SPEAKER	DIALOGUE
05:21	**JEFFREY**	And so, if you guys look—if you look down the line here, the line just keeps getting longer and longer. So, we don't get to the end of it. So, I'm going to bounce back inside.
05:30	**JENNY**	We've proven the IZOLA experience at one profitable destination. BioVista opens by year-end, and IZOLA Main is underway.
05:38	**JEFFREY**	That's right. And now we're ready to bring IZOLA to more communities while we still keep it special. So, invest in IZOLA and help us build what comes next.
05:46	**JEFFREY**	Come on. It's been a while, right? Perfect. Here we go. Jenny, come here. Come on, Jenny.
05:52		[Video fades to black.]
05:52–06:05	**JEFFREY**	These are our plans, not guarantees. Actual results may differ. Investing is risky—you could lose your entire investment. We could, too. Please review our Form C on Republic for more information.

On-Screen Disclosures and End Card 00:11–06:06

TIME	PLACEMENT	ON-SCREEN TEXT
00:11.4–00:17.2	**INTRO**	Profitability reflects Tallgrass Pictures LLC's unaudited Jan.–Aug. 2026 results; see Form C.
05:01.5–05:04.5	**VO3**	BioVista targets a year-end 2026 opening, subject to permits, construction, staffing and financing.
05:30.3–05:37.9	**OUTRO**	Profitability: unaudited Jan.–Aug. 2026 results. BioVista's year-end opening is a target. See Form C.
05:52.2–06:05.5	**END CARD**	TALLGRASS PICTURES LLC d/b/a IZOLA Plans and timelines are not guarantees. Actual results may differ. Investing involves significant risk, including possible loss of your entire investment. Review the Form C and offering materials on Republic.

EXHIBIT F

Testing the Waters Communications

Not applicable. No testing-the-waters communications have been used for this Offering, and none are planned.

EXHIBIT G

Executed Main Lease

3320 Fairmount LLC (Landlord) and Tallgrass Pictures LLC (Tenant)

Dated as of June 12, 2026 and signed September 14, 2026. Complete reproduction including Exhibits A and B. The executed PDF is the controlling source.

STANDARD FORM INDUSTRIAL LEASE

(Triple Net)

This Standard Form Industrial Lease (Triple Net) ("Lease") is executed on June 12, 2026 (the "Effective Date"), between 3320 Fairmount LLC, a California limited liability company ("Landlord"), having an address for notices at 3312 Front Street, San Diego, California 92103 Attention: Jeffrey L. Brown, Email: jb@izolabakery.com, and Tallgrass Pictures LLC, a California limited liability company doing business as Izola Bakery ("Tenant"), having an address for notices at 3312 Front Street, San Diego, California 92103 Attention: Jeffrey L. Brown, Email: jb@izolabakery.com, who agree as follows:

1. Agreement to Let. Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, upon all the terms, provisions, and conditions contained in this Lease, those certain premises designated as 3320 and 3326 Fairmount Avenue, San Diego, California 92105 (the "Building") and the adjacent lot, as more particularly described/depicted on attached Exhibit "A" (the "Premises") (subject to Paragraph 31).

2. Principal Lease Provisions. The following are the "Principal Lease Provisions" of this Lease. Other portions of this Lease explain and describe these Principal Lease Provisions in more detail and should be read in conjunction with this Paragraph. In the event of any conflict between the Principal Lease Provisions and the other portions of this Lease, the Principal Lease Provisions will control. (Terms shown in quotations are defined terms used elsewhere in this Lease).

2.1. Rentable Area of the Premises. Two buildings: 3320 Fairmount Approximately 4749 Rentable Square Feet of space, 3326 Fairmount approximately 690 Rentable Square Feet of space. The terms "Rentable Square Footage," "Usable Square Footage," and similar terms dealing with Rentable or Usable means of describing measurements of square footages, will have the meanings of such terms adopted by the Building Owners and Managers Association International (BOMA) as of the date of this Lease relative to single-tenant floors.

2.2. "Initial Lease Term": Ten (10) Years plus any additional days required for the Initial Expiration Date to occur on the last day of a month as set forth in Paragraph 2.2.2, below, beginning as of the Lease Commencement Date and ending as of the Initial Expiration Date.

2.2.1. "Lease Commencement Date": June 26, 2026.

2.2.2. "Initial Expiration Date": That date which is Ten (10) years after the Lease Commencement Date; anticipated and estimated to be June 30, 2036.

2.2.3. Extension Rights: Yes ☒ No ☐; one successive term of sixty (60) months; see Paragraph 33, below.

2.3. "Basic Monthly Rent": Basic Monthly Rent will always be due and payable on or before the first day of the applicable month, except that the first month's Basic Monthly Rent will be due and payable upon the date of Tenant's execution of this Lease. Tenant shall pay Basic Monthly Rent for the Premises during the Term in accordance with the following schedule:

2.3.1. Months of Initial Term Estimated Basic Rent Per Month

1-12	$8,500 - $30,000 estimated (variable due to TBD final construction costs, Landlord’s debt service cost for Land + TI + expenses for TI buildout for Tenant.)
13-24	$30,900
25-36	$31,827
37-48	$32,782
49-60	$33,765
61-72	$34,778
73-84	$35,821

85-96	$36,895
97-108	$38,002
109-120	$39,143

2.3.2. Basic Rent may be adjusted periodically to cover Landlord's debt service costs for the Land + TI + expenses for TI buildout for Tenant plus 5% supervisory fee, , plus compounded 3% annual increase, calculated from inception of Lease.

2.4. "Rent Commencement Date": The Lease Commencement Date; anticipated and estimated to be June 26 2026.

2.5. "Security Deposit": NONE.

2.6. Guarantor: NONE.

2.7. "Permitted Use": Warehouse, factory, distribution, and general, restaurant, coffee shop, bakery, office use for the preparation of dough, in accordance with all applicable laws, statutes, ordinances, and regulations and the provisions of this Lease.

2.8. Participating Brokers:

"Landlord's Broker": NONE

"Tenant's Broker": NONE

2.9. Initial Payment Amounts: $12,100, of which $3,600 represents Landlord's estimate of the first month's Lease Expenses (as defined below); and $8,500 represents the first month's Basic Monthly Rent; each of which amounts are payable on the date Tenant executes this Lease by hand delivery to Landlord.

3. Term. The term of this Lease ("Term") shall commence on the Lease Commencement Date, as defined in the Principal Lease Provisions, and shall expire on the Initial Expiration Date, as defined in the Principal Lease Provisions, subject to (i) any extension rights set forth in this Lease, and (ii) earlier termination, as provided in this Lease. The term "Expiration Date", as used in this Lease shall mean the Initial Expiration Date, any earlier date upon which this Lease is terminated by Landlord, as provided below, or if the Term is extended, then the expiration date of any Extension Term (as defined below).

4. Delivery of Possession. Within 12 months of the Lease Commencement Date, Landlord shall deliver possession of the Premises to Tenant in broom clean condition and with all major systems (including, if applicable, electrical, gas, HVAC (defined below), water, plumbing, and loading doors) in good working order. Notwithstanding the foregoing, if possession of the Premises is not delivered to Tenant on or before the estimated Lease Commencement Date stated in the Principal Lease Provisions, then Landlord shall not be liable for any damage caused by such delay, and such delay shall neither affect the validity of this Lease, affect Tenant's obligations under this Lease, nor extend the Term.

4.1. Tenant shall, within 12 months of the Lease Commencement Date, be deemed to have (i) thoroughly inspected the Premises, and determined that, to the best of Tenant's knowledge, the Premises comply with all applicable laws and ordinances, and that the Premises are in first-class condition and repair, (ii) accepted the Premises in its then as-is condition with no right to require Landlord to perform any work therein, (iii) waived any express or implied warranties regarding the condition of the Premises, including any implied warranties of fitness for a particular purpose or merchantability, and (iv) Tenant acknowledges and agrees that the Rentable Square Footage of the Premises, as set forth in Paragraph 2.1 of the Principle Lease Provisions, above, shall be conclusive for all purposes under this Lease and Tenant hereby expressly waives any right to contest the Rentable Square Footage of the Premises for any reason.

4.2. Notwithstanding the fact that the Term of this Lease does not commence until the Lease Commencement Date, Tenant shall have the right to enter onto the Premises, subject to all terms and conditions of this Lease, for the installation of furniture, fixtures, and equipment. The foregoing right of early entry shall be subject to each of the following terms and conditions: (i) Tenant's entry prior to the Lease Commencement Date shall not interfere with Landlord; (ii) Tenant's entry prior to the Lease Commencement Date shall be deemed to be on, and shall be subject to, all of the terms and conditions of the Lease, other than the obligation to pay Basic Monthly Rent;

(iii) Tenant must, and hereby does, agree to indemnify, defend, and hold harmless Landlord the Landlord Indemnitees (as defined below) against all claims, liability, and damages arising from Tenant's entry prior to the Lease Commencement Date; (iv) Tenant's entry prior to the Lease Commencement Date does not constitute the commencement of the Term; and (v) Tenant shall have provided proof of insurance (including early access insurance) to Landlord prior to accessing the Premises.

5. Intentionally Deleted.

6. Rent. Tenant shall pay to Landlord, in advance on or before the first day of each calendar month throughout the Term, as minimum monthly rent, without deduction, setoff, prior notice, or demand, the Basic Monthly Rent described in the Principal Lease Provisions, subject to adjustment as provided below. If the Lease Commencement Date is other than the first day of a month, then Basic Monthly Rent for the second month of the Term and the final month of the Term shall be prorated on the basis of the actual number of days during the relevant month. All amounts payable by Tenant pursuant to the provisions of this Lease other than Basic Monthly Rent shall constitute "Additional Rent." All Basic Monthly Rent and Additional Rent (collectively, "Rent") shall be paid to Landlord at the same address as notices are to be delivered to Landlord at the address set forth in the introductory Paragraph of this Lease, or such other address as Landlord may, from time to time, direct in writing. Basic Monthly Rent will increase annually following the anniversary date of the Rent Commencement Date, at the Consumer Price Index for the County of San Diego, commencing with the second anniversary of the Lease Commencement Date or 3% whichever is larger. Additionally Tenant agrees that the Landlord may adjust the rent periodically as needed to pay for the Landlord's debt service cost for Land + TI + expenses for TI buildout for Tenant plus 5% supervisory fee, plus compounded 3% annual increase, calculated from inception of Lease.

7. Use of Premises.

7.1. Landlord makes no representation or warranty to Tenant that the Permitted Use is permitted by applicable laws, and it shall be the sole responsibility of Tenant to confirm that the Permitted Use is permitted by applicable laws. Tenant shall use the Premises for the Permitted Use and for no other use without Landlord's consent, which consent will not unreasonably be withheld. Tenant shall comply with all laws and Rules (as defined below) concerning the Premises and Tenant's use of the Premises. Tenant's obligation to comply with laws includes, without limitation, the obligation, at Tenant's sole cost, to alter, maintain, and restore the Premises in compliance with all applicable laws even if such laws are enacted after the date of this Lease, and even if compliance entails costs to Tenant of a substantial nature; provided, however, any cost to alter, maintain, and restore the Premises in compliance with all applicable laws even if such laws are enacted after the date of this Lease, which do not arise from Tenant's particular use of the Premises shall be treated as a Lease Expense pursuant to Paragraph 8. Such obligation to comply with laws shall include, without limitation, compliance with Title III of the Americans With Disabilities Act of 1990 (42 U.S.C. 12181 *et seq.*) (the "ADA"). In addition to Tenant's obligations relative to the Premises, as provided above, if Tenant's use of the Premises (including the commencement of any Alterations, as defined below) results in the need for modifications or alterations to any other portion of the Premises in order to comply with the ADA or other applicable laws, then Tenant shall additionally be responsible, upon demand, for the cost of such modifications and alterations plus a supervisory fee of 10% of such cost payable to Landlord. During any period of time in which Tenant is not continuously using and occupying the Premises, Tenant shall take such measures as may be necessary or desirable, in Landlord's reasonable opinion, to secure the Premises from break-ins and use by unauthorized persons, to minimize the appearance of non-use, and to otherwise maintain the interior and exterior portions of Tenant's Premises, including all windows and doors, in first class condition.

7.2. Subject to the provisions of this Section 7.2 and the rights specifically provided in Section 7.2.1, below, Landlord grants to Tenant the right to the non-exclusive use of the parking area adjacent to and serving the Building as shown on attached Exhibit "A" (the "Parking Area"). Tenant shall ensure that its employees' and invitees' use of the Parking Area shall at all times comply with the provisions of all Rules regarding such use as Landlord may from time-to-time adopt. Landlord may, at its election, make changes in the location of driveways, entrances, exits, vehicular parking spaces, or the direction of the flow of traffic.

7.2.1. Landlord grants to Tenant the right to use the spaces in the Parking Area; provided that Tenant's use of the Parking Area does not (i) unreasonably obstruct the drive aisles, (ii) violate any law or regulation, including the Rules (as defined below), or (iii) create an unsafe condition. Neither Tenant nor any Tenant's Parties (defined below) shall park automobiles, trucks, tractor trailers or other vehicles in any location at the Premises

other than in the Parking Area or as otherwise approved by Landlord in writing. Landlord shall not be responsible for enforcing Tenant's parking rights against any third parties.

7.2.2. Subject to Section 7.2.1, above, Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant or Tenant's Parties to be loaded, unloaded or parked in areas other than those designated by Landlord for such activities and at times approved by Landlord. Landlord shall have no liability for damage to any vehicle, and Tenant shall be solely responsible for any damage to vehicles that occurs at the Premises. Tenant hereby waives any claim it may have against Landlord or any Landlord Indemnitees for damage to or theft of vehicles that occurs at the Premises.

7.3. In addition to the Rules (as defined below), Tenant and Tenant's Parties use of the Premises, will be subject to the following additional general covenants and limitations on use. In the event of any breach of this Paragraph by Tenant or Tenant's Parties, Landlord, at its election and in addition to its other rights and remedies under this Lease, may pay the cost of correcting such breach and Tenant shall immediately, upon demand, pay Landlord the cost thereof, plus a supervisory fee in the amount of ten percent (10%) of such cost.

7.3.1. Tenant shall not do, bring, or keep anything in or about the Premises that will cause a cancellation of any insurance covering the Premises. If the rate of any insurance carried by Landlord is increased as a result of Tenant's use or Tenant's failure to continuously use and occupy the Premises, Tenant shall pay the amount of such increase to Landlord, within ten days after Landlord delivers to Tenant a notice of such increase.

7.3.2. No noxious or unreasonably offensive activity shall be carried on, in or upon the Premises by Tenant or Tenant's Parties, nor shall anything be done or kept in the Premises which may be or become a public nuisance or which may cause unreasonable embarrassment, disturbance, or annoyance to others in or about the Premises, or on adjacent or nearby property. To that end, Tenant additionally covenants and agrees that no light shall be emitted from the Premises which is unreasonably bright or causes unreasonable glare; no sounds shall be emitted from the Premises which are unreasonably loud or annoying; and no odor shall be emitted from the Premises which is or might be noxious or offensive to others on adjacent or nearby property.

7.3.3. No unsightliness shall be permitted in the Premises which is visible from Fairmont Avenue, 43rd Street or other public property. Without limiting the generality of the foregoing, all equipment, objects, and materials shall be kept enclosed within the Premises and screened from view; no refuse, scraps, debris, garbage, trash, bulk materials, or waste shall be kept, stored, or allowed to accumulate except as may be properly enclosed within appropriate containers in the Premises and promptly and properly disposed of.

7.3.4. The Premises shall not be used for sleeping or washing clothes, nor shall the Premises be used for cooking or the preparation, manufacture, or mixing of anything that might emit any offensive odor or objectionable noises or lights onto nearby properties.

7.3.5. All pipes, wires, conduit, cabling, poles, antennas, and other equipment/facilities for or relating to utilities, telecommunications, computer equipment, or the transmission or reception of audio or visual signals must be kept and maintained enclosed within the Premises (except to the extent otherwise approved by Landlord).

7.3.6. Tenant shall not keep or permit to be kept any animal (excluding service animals and except as otherwise required by applicable law), bird, reptile, or other exotic creature in the Premises.

7.3.7. Neither Tenant nor Tenant's Parties shall do anything that will cause damage or waste to the Premises. Neither the floor nor any other portion of the Premises shall be overloaded. No machinery, equipment, apparatus, or other appliance shall be used or operated in or on the Premises that will in any manner injure, vibrate, or shake all or any part of the Premises (or other property owned by Landlord or its affiliates), including, without limitation, interference with transmission and reception of telephone, telecommunications, television, radio, or similar signals.

7.4. Tenant will have 24 hour-a-day, seven day-a-week access to the Building and the Premises. Notwithstanding the foregoing, no failure of such access rights will constitute an eviction or a disturbance of Tenant's use and possession of the Premises or relieve Tenant from paying Rent or performing any of its obligations under this Lease. Landlord will not be liable, under any circumstances, for a loss of or injury to property or for injury to or interference with Tenant's business, including loss of profits through, in connection with, or incidental to a failure to

furnish access under this Paragraph; provided, however, Landlord agrees to use reasonable efforts to promptly correct any such interruption of access.

8. Lease Expenses/Utilities.

8.1. For purposes of this Lease, the term "Lease Expenses" will mean and refer to the sum of the following, other than any Excluded Costs (as defined below): (i) all real property taxes and assessments of any kind or nature imposed or assessed against the Premises, (ii) all insurance related expenses, as described in Paragraph 14, below, and (iii) all expenses, costs, and amounts of every kind or nature that Landlord incurs because of or in connection with the ownership, operation, management, maintenance, or repair/replacement of the Premises. Tenant shall pay, as Additional Rent, Tenant's Share (as defined below) of such Lease Expenses in advance, on a monthly basis beginning on the Rent Commencement Date. If Landlord elects to have such monthly payments paid based on an estimate, then Landlord shall provide Tenant with a year-end reconciliation and any shortfall will be immediately due and payable upon demand, with any excess credited to future obligations hereunder. If Tenant fails to object to the contents of any such reconciliation within five (5) days of receipt thereof, the contents thereof shall be deemed binding on Tenant and Tenant shall have no further right to object to the amounts specified therein. For purposes of this Lease, the term "Tenant's Share" will mean and refer to one hundred percent (100%) of the Lease Expenses. Tenant's Share will be originally calculated as of the Lease Commencement Date and will be re-calculated as needed, determined solely by Landlord during the Term. In addition to the foregoing, Tenant shall pay before delinquency all taxes, assessments, license fees, and other charges that are levied or assessed against, or based upon the value of, Tenant's personal property or because of any Alterations, and shall make all arrangements for and pay the cost of all utilities and services (including, without limitation, their connection charges and taxes thereon) furnished to the Premises or used by Tenant unless such utilities are included as part of the Lease Expenses. Landlord may, at its election, furnish to the Premises any of such utilities and services, in which event Tenant shall reimburse Landlord for Landlord's cost of furnishing such utilities and services. Landlord shall not be liable for any interruption in utilities or services.

8.2. "Excluded Costs" means the following expenses, as they relate to the Lease Expenses: (i) depreciation, principal, interest, and fees on mortgages or ground lease payments, except as otherwise provided herein, and (ii) costs of any items to the extent Landlord actually receives reimbursement therefor from insurance proceeds, under warranties, or from a tenant or other third party (such costs shall be excluded or deducted, as appropriate, from Lease Expenses in the year in which the reimbursement is received), or which are paid out of reserves previously included in Lease Expenses. Items listed in (i) above may be included in Base Rent.

8.3. Tenant agrees that, except as provided below, Landlord will not be liable for damages, by abatement of Rent or otherwise, for failure to furnish or delay in furnishing any utilities or services (including telephone and telecommunication services) or for diminution in the quality or quantity of any utility or service. Such failure, delay, or diminution will not constitute an eviction or a disturbance of Tenant's use and possession of the Premises or relieve Tenant from paying Rent or performing any of its obligations under this Lease, except that Tenant will be entitled to an equitable abatement of Rent for the period of such failure, delay, or diminution to the extent such failure, delay, or diminution (i) is directly attributable to Landlord's gross negligence or intentional misconduct, (ii) prevents Tenant from using, and Tenant does not use, the Premises or the affected portion thereof for the conduct of Tenant's business operations therein, (iii) Tenant was using the Premises or such affected portion for the conduct of Tenant's business operations immediately prior to the failure, and (iv) such failure, delay, or diminution continues for more than thirty (30) consecutive business days after delivery of written notice of such failure, delay, or diminution from Tenant to Landlord. Landlord will not be liable, under any circumstances, for a loss of or injury to property or for injury to or interference with Tenant's business, including loss of profits through, in connection with, or incidental to a failure to furnish any of the utilities or services under this Paragraph. Notwithstanding the foregoing, Landlord agrees to use reasonable efforts to promptly correct any such interruption of utilities or services, and Tenant shall cooperate with such efforts. If any governmental authority having jurisdiction over the Premises imposes mandatory controls, or suggests voluntary guidelines applicable to the Premises, relating to the use or conservation of water, gas, electricity, or power, Landlord, at its sole discretion, may comply with such mandatory controls or voluntary guidelines and, accordingly, require Tenant to so comply. Landlord shall not be liable for damages to persons or property for any such reduction, nor shall such reduction in any way be construed as a partial eviction of Tenant, cause an abatement of Rent, or operate to release Tenant from any of Tenant's obligations under this Lease, except as specifically provided in this Paragraph 8.3.

9. General Maintenance Obligations. Tenant shall at its sole cost (i) maintain, repair, replace, and repaint, all in first class condition, all portions of the Premises and the utility/building systems exclusively serving the Premises, (ii) arrange for the removal of trash from the Premises (unless included as part of the Lease Expenses), (iii) furnish reasonable janitorial services within the Premises (unless included as part of the Lease Expenses), (iv) maintain and repair any plate-glass windows appurtenant to the Premises and all doors within or appurtenant to the Premises, (v) maintain and repair all telephone lines and wiring and all wiring, equipment, fixtures, lamps, and tubes serving the Premises, and (vi) operate, maintain, repair, and replace any heating, air-conditioning and ventilation system, equipment, lines, and/or machinery that exclusively serves the Premises. Notwithstanding anything to the contrary below, Tenant shall additionally repair, replace, and be liable for any damage to the Premises resulting from the acts or omissions of Tenant or Tenant's Parties, including, without limitation, any damage to the roof or damage relating to a roof penetration caused by Tenant or Tenant's Parties. Landlord, at Landlord's sole discretion, may require Tenant to use specific contractors or construction/repair techniques for the purpose of maintaining warranties or the integrity of the Premises. Landlord shall maintain and repair only the utility/building systems up to the point where they exclusively serve Tenant, and the structural parts of the Building, which are only the foundations, exterior walls (excluding glass and doors), and the structural and waterproofing membranes portions of the roof (excluding skylights). Landlord's failure to perform its obligations set forth in the preceding sentence will not release Tenant of its obligations under this Lease, including, without limitation, Tenant's obligation to pay Rent. Tenant waives the provisions of California Civil Code Section 1942 (or any successor statute), and any similar principles of law with respect to Landlord's obligations for tenantability of the Premises and Tenant's right to make repairs and deduct the expense of such repairs from rent.

10. Security Measures. Tenant acknowledges (i) that the Basic Monthly Rent does not include the cost of any security measures for any portion of the Premises, (ii) that Landlord shall have no obligation to provide any such security measures, and (iii) that Landlord has made no representation to Tenant regarding the safety or security of the Premises. If Landlord provides any security measures at any time, then (a) Landlord shall not be obligated to continue providing such security measures and Landlord shall not be obligated to provide such security measures with any particular standard of care, and (b) all costs and expenses incurred by Landlord to implement such security measures will be considered Lease Expenses. Tenant assumes all responsibility for the security and safety of Tenant and/or Tenant's Parties. Tenant releases Landlord from all claims for damage, loss or injury to Tenant, Tenant's Parties, and/or to the personal property of Tenant and/or of Tenant's Parties, even if such damage, loss or injury is caused by or results from the criminal or negligent acts of third parties. Landlord shall have no duty to warn Tenant of any criminal acts or dangerous conduct that has occurred in or near the Premises, regardless of Landlord's knowledge of such crimes or conduct.

11. Rules. Tenant shall, and shall cause Tenant's Parties to, observe faithfully and comply strictly with all rules and regulations which Landlord may from time to time adopt for the Premises, including, without limitation, those rules and regulations set forth on attached Exhibit "B," whether now existing or hereafter adopted or amended from time to time (collectively, the "Rules"). Landlord may not adopt any new rule which materially, adversely affects Tenant's rights to use the Premises for the Permitted Use. Landlord shall not be liable to Tenant for violation of any rule by any of Tenant's agents, employees, officers, independent contractors, customers, invitees, visitors, or licensees.

12. Signs. Landlord may at any time change the name of the Premises and install, affix, and maintain all signs on the exterior and interior of the Building as Landlord may, in Landlord's sole discretion, desire. Tenant shall not have or acquire any property right or interest in the name of the Premises. Subject to Tenant's signage rights as described below, Tenant may not place, construct, or maintain any sign, advertisement, awning, banner, or other exterior decoration (collectively, "sign") in the Premises, which is visible from the exterior of the Premises, or on the Building, without Landlord's prior written consent. The cost of Tenant's signage, including, without limitation, its purchase, design, installation, maintenance, and ultimate removal, shall be Tenant's sole responsibility; such obligations shall survive the expiration or any earlier termination of this Lease. Any sign that Tenant is permitted by Landlord to place, construct, or maintain in the Premises or on the Building must comply with Landlord's sign criteria, including, without limitation, criteria relating to size, color, shape, graphics, and location (collectively, the "Sign Criteria"), and shall comply with all applicable laws, ordinances, rules, or regulations, and Tenant shall obtain any approvals required by such laws, ordinances, rules, and regulations. Landlord makes no representation or warranty with respect to Tenant's ability to obtain any such approval. Tenant shall, at Tenant's sole cost, make any changes to any sign, whether in the Premises or on the Building, as required by any new or revised applicable laws, ordinances, rules, or regulations. Tenant shall, additionally, maintain, repair, and replace all of Tenant's signs in first class condition. Tenant shall remove

all signs upon the termination of the Lease, and Tenant shall repair any damage to the Premises and the Building caused by such removal, at Tenant's sole cost and expense. Tenant shall use a sign contractor approved by Landlord for the preparation and installation of all signs. Subject to compliance with the requirements of this Paragraph and the Sign Criteria, Tenant is hereby granted the following signage rights: an identification sign on the exterior of the Building and on any monument signage associated with the Building used for tenant identification.

13. Tenant's Insurance.

13.1. Prior and as a condition to Tenant's occupancy of the Premises, Tenant shall furnish Landlord with a certificate(s) of insurance, executed by a duly authorized representative of each insurer, showing compliance with the insurance requirements set forth below. All certificates shall provide for 30 days' written notice to Landlord prior to the cancellation (or material change) of any insurance referred to therein. The words "endeavor to" and "but failure to mail such notice shall impose no obligation or liability of any kind upon the company, its agents or representatives" shall be deleted from the certificate form's cancellation provision. Failure of Landlord to demand such certificate or other evidence of full compliance with these insurance requirements or failure of Landlord to identify a deficiency from evidence that is provided shall not be construed as a waiver of Tenant's obligation to maintain such insurance. Failure to maintain the required insurance may result in termination of this Lease at Landlord's option. If Tenant fails to maintain the insurance as set forth herein, Landlord shall have the right, but not the obligation, to purchase said insurance at Tenant's expense. Tenant shall provide certified copies of all insurance policies required herein within 10 days of Landlord's written request. All required insurance shall be placed with insurers acceptable to Landlord. Not more frequently than once every two years, if, in the opinion of Landlord, the amount of any Tenant's insurance is not adequate, then Tenant shall increase such insurance as reasonably required by Landlord. By requiring insurance herein, Landlord does not represent that coverage and limits will necessarily be adequate to protect Tenant, and as such coverage and limits shall not be deemed as a limitation of Tenant's liability under the indemnities granted to Landlord in this Lease. If Tenant's liability policies do not contain the standard "ISO separation of insureds" provision, or a substantially similar clause, then such policies shall be endorsed to provide cross-liability coverage.

13.2. Tenant shall maintain commercial general liability ("CGL") and, if necessary, commercial umbrella insurance with a limit of not less than $3,000,000.00 each occurrence. If such CGL insurance contains a general aggregate limit, it shall apply separately to the Premises. CGL insurance shall be written on ISO occurrence form CG 00 01 12 04 (or a substitute form providing equivalent coverage) and shall cover liability arising in relation to the Premises and its operations, all independent contractors of Tenant, products-completed operations, personal injury and advertising injury, and liability assumed under an insured contract. Landlord and the property management company designated from time-to-time by Landlord shall be included as an insured under CGL, using ISO additional insured endorsement CG 20 11 or a substitute endorsement providing equivalent coverage, and under the commercial umbrella, if any. This insurance shall apply as primary insurance with respect to any other insurance or self-insurance programs afforded to Landlord. There shall be no endorsement or modification of the CGL to make it excess over other available insurance; alternatively, if the CGL states that it is excess or pro rata, the policy shall be endorsed to be primary with respect to the additional insured(s). A copy of the additional insured endorsement shall be submitted to Landlord, together with the certificate of insurance. There shall be no endorsement or modification of the CGL limiting the scope of coverage for liability arising from pollution or employment-related practices. Such policy shall contain a "contractual liability" endorsement insuring Tenant's performance of Tenant's obligation to indemnify Landlord and any Landlord Indemnitees (defined below) as set forth herein. The amount and coverage of the insurance Tenant is required to maintain per this Paragraph 13.2 shall not limit Tenant's liability nor relieve Tenant of any other obligation under this Lease.

13.3. Tenant shall maintain workers compensation and employer's liability insurance. The employer's liability limits shall not be less than $1,000,000.00 each accident for bodily injury by accident. Tenant waives all rights against Landlord and Landlord Indemnitees for recovery of damages to the extent these damages are covered by the workers compensation and employer's liability or commercial umbrella liability insurance obtained by Tenant pursuant to this Lease. Tenant shall obtain an endorsement equivalent to WC 00 03 13 to effect this waiver.

13.4. Tenant shall maintain automobile liability and, if necessary, commercial umbrella liability insurance with a limit of not less than $2,000,000.00 each accident. Such insurance shall cover liability arising out of any automobiles operated by or on behalf of Tenant or any Tenant's Parties (including owned, hired, and non-owned automobiles). Insurance, as required by this Paragraph, shall include coverage of the liability of Tenant for property

damage to automobiles and related equipment while in the care, custody, or control of Tenant or Tenant's Parties ("garagekeepers insurance"), including without limitation, any and all vehicles stored on the Premises. This coverage shall apply to losses caused by collision and comprehensive perils.

13.5. Tenant shall maintain commercial property insurance covering the Tenant's personal property including fixtures, equipment, and Alterations. Commercial property insurance shall, at a minimum, cover the perils insured under the ISO special causes of loss form CP 10 30, including earthquake and sprinkler leakage. Commercial property insurance shall cover 100% of the full replacement cost of the property insured. Tenant shall additionally maintain full coverage plate-glass insurance on the Premises, if applicable. Any coinsurance requirement in such policy shall be eliminated through the attachment of an agreed amount endorsement, the activation of an agreed value option, or as is otherwise appropriate under the particular policy form. Landlord and the property management company designated from time-to-time by Landlord shall be included as an insured under the commercial property insurance. Tenant may, at its option, purchase business income, business interruption, extra expense or similar coverage as part of this commercial property insurance, and in no event shall Landlord be liable for any business interruption or other consequential loss sustained by Tenant, whether or not it is insured, even if such loss is caused by the negligence of Landlord or Landlord Indemnitees. Tenant shall also maintain boiler and machinery insurance covering fixtures, equipment, Alterations or other betterments, as well as Tenant's personal property for loss or damage caused by perils covered in a standard boiler and machinery insurance policy. Landlord shall approve all deductibles applicable to the commercial property and boiler and machinery insurance purchased by Tenant.

13.6. Landlord also reserves the right to require Tenant to obtain insurance based on the Permitted Use, including without limitation, environmental impairment liability insurance and/or underground storage tank insurance, if applicable.

14. Landlord's Insurance. Landlord may, at its election, maintain insurance, of such types, in such amounts, and with such limits as Landlord shall determine in its sole reasonable discretion. All costs relating to such insurance including, without limitation, premiums, deductibles, and endorsement costs will be included as part of the Lease Expenses.

15. Waiver of Subrogation. Landlord and Tenant shall cause each insurance policy obtained by it pursuant to this Lease to provide (if such provision is generally commercially available) that the insurance company waives all right of recovery by way of subrogation against Landlord or Tenant in connection with any damage, loss, or injury covered by such policy. Each party hereto releases the other party hereto and such other party's guests, invitees, customers and licenses from all claims for damage, loss, or injury to its property to the extent such damage, loss, or injury is covered by any insurance policies carried (or required to be carried) by the releasing party and in force at the time of such damage, loss, or injury.

16. Indemnity and Exemption of Landlord from Liability. Tenant hereby agrees to indemnify, defend and hold harmless Landlord and its partners, directors, officers, employees, shareholders, lenders, agents, contractors, and each of their successors and assigns (individually and collectively, "Landlord Indemnitees") from and against all Claims (as defined below) and all costs, expenses and attorneys' fees incurred in the defense of any such Claims or any action or proceeding brought on any of such Claims. For purposes of this Lease, "Claims" will mean and refer to all liabilities, damages, losses, costs, expenses, attorneys' fees and claims (except to the extent they result from Landlord's or a Landlord Indemnitee's grossly negligent acts or willful misconduct) arising from or which seek to impose liability under or because of (i) Tenant's or Tenant's Parties' use of the Premises, (ii) any activity, work, or things done, permitted, or suffered by Tenant or any of Tenant's Parties in or about the Premises or elsewhere, and/or (iii) any negligence or misconduct of Tenant or any of Tenant's Parties. Tenant assumes all risk of, Tenant waives all claims against Landlord and the Landlord Indemnitees in respect of, and Landlord and the Landlord Indemnitees shall not be liable for, any of the matters set forth above in this Paragraph or any of the following: injury to Tenant's business, loss of income from such business, or damage or injury to the goods, wares, merchandise, or other property or the person of Tenant, Tenant's Parties or any other persons in, upon, or about the Premises, regardless of cause. In connection with the foregoing, Tenant hereby waives any defense that would otherwise be provided by Section 1542 of the California Civil Code (which reads **"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER**

SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY"), or laws of a similar nature, which would limit any such release to matters known or suspected to exist by Tenant.

17. Destruction. If the Premises is totally or partially destroyed during the Term, rendering the Premises totally or partially inaccessible or unusable, then, Landlord may either terminate this Lease by written notice to Tenant or restore the Premises to substantially the condition they were in prior to such damage or destruction; provided, however, Landlord shall have no obligation to restore any of Tenant's Alterations (as defined below) or personal property. If this Lease is not terminated as provided in the preceding sentence, the Basic Monthly Rent (but not Tenant's Share of Lease Expenses) payable by Tenant will be prorated on the basis of the amount of the Usable Square Footage in the Premises which are rendered unusable by virtue of such damage, destruction, or rebuilding process. If Landlord restores the Premises as provided above, then Tenant waives the provisions of California Civil Code Sections 1932(2) and 1933(4) or any successor statute with respect to any destruction of the Premises.

18. Condemnation. If during the Term, or during the period of time between the execution of this Lease and the Lease Commencement Date, there is any taking of all or any part of the Premises (or sold under threat of condemnation or otherwise disposed of in connection with a condemnation proceeding), then Landlord may either terminate this Lease upon written notice to Tenant or restore the portion of the Premises not taken to a completed physical unit whereupon this Lease shall continue unaffected, except that the Basic Monthly Rent (and Tenant's Pro Rata Share of Lease Expenses) shall be reduced by the ratio of (i) the area of the Premises taken to (ii) the area of the Premises immediately prior to the Date of Condemnation. All compensation, sums, or anything of value awarded, paid, or received on a total or partial Condemnation (the "Award") shall belong to and be paid to Landlord. Tenant waives the provision of any statute (including, without limitation, California Code of Civil Procedure Section 1265.130 or any successor statute) that allows Tenant to petition the superior court (or any other local court) to terminate this Lease in the event of a partial taking of the Premises.

19. Hazardous Substances. Tenant covenants, represents, and warrants to the Landlord that its use of the Premises will be in full compliance with all environmental laws. Tenant hereby agrees to indemnify, defend, and hold Landlord and the Landlord Indemnitees harmless from and against all actions, liabilities, damages, losses, costs, expenses, attorneys' fees, and claims, arising from or relating to: (i) any discharges, releases, or threatened releases of any Hazardous Material (as defined below) into ambient air, water, or land by Tenant or Tenant's Invitee's from, on, under, or above the Premises, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or hazardous or toxic wastes, substances, or materials by Tenant or Tenant's Parties, or otherwise from, on, or under, the Premises, or (iii) a violation of any environmental law on, under, or above the Premises (for purposes of this Lease, "environmental laws" shall mean any Federal, State, or local law, statute, regulation, ordinance, guideline, or common law principle relating to public health or safety or the use or control of the environment, including without limitation the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 United States Code Sections 9601-9675) ("CERCLA"), the Carpenter-Presley-Tanner Hazardous Substance Account Act, the California Hazardous Waste Control Law, the Federal Clean Air Act, the California Air Resources Act, the Federal Clean Water Act, the California Porter-Cologne Water Quality Control Act, the Federal Resource Conservation and Recovery Act of 1976 ("RCRA") (42 United States Code Sections 6901-6992k), the California Nejedly-Z'berg-Dills Solid Waste Management and Recovery Act, and California Health and Safety Code Section 25359.7, the California Environmental Quality Act (CEQA), the Safe Drinking Water and Toxic Enforcement Act of 1986, and the Toxic Substances Control Act (TSCA)). Landlord shall have the right, upon 24-hours' notice, except in the case of an emergency whereby Landlord shall provide Tenant with notice as soon as possible, to enter upon and conduct inspections of the Premises to determine Tenant's compliance with this Paragraph, and Tenant agrees to promptly reimburse Landlord for all of Landlord's costs arising from periodic monitoring of Tenant's use, handling, or storage of Hazardous Material at or surrounding the Premises. Tenant shall not cause or permit any Hazardous Material to be generated, brought onto, used, stored, or disposed of in or about the Premises by Tenant or its agents, employees, contractors, subtenants, or invitees, except in connection with the Permitted Use and for limited quantities of standard office and janitorial supplies. Tenant shall: (a) use, store, and dispose of all such permitted Hazardous Material in strict compliance with all applicable environmental laws in effect during the Term that govern and/or relate to Hazardous Material, public health and safety and protection of the environment, and (b) comply at all times during the Term with all environmental laws. If the Premises are contaminated by any Hazardous Material during the Term, then (1) Tenant shall promptly notify Landlord in writing of such contamination, and (2) Landlord may elect to either (A) demand that Tenant perform all remediation required by Landlord (to Landlord's satisfaction and at Tenant's sole cost, necessary to return the Premises to at least as good

a condition as the Premises are in as of the date of this Lease, which Tenant shall immediately do upon receipt of notice from Landlord, or (B) proceed to cause such investigation, clean-up, and remediation work which Landlord deems necessary or desirable to be undertaken, whereupon the entire cost thereof (plus a supervisory fee equal to 10% of such cost) will be payable by Tenant to Landlord upon demand as Additional Rent. If, after demand by Landlord, as provided in this Paragraph, Tenant does not promptly commence and diligently pursue such remediation, then Landlord may, at Landlord's election, perform or cause to be performed such remediation and Tenant shall immediately, upon demand, pay the cost thereof to Landlord, plus a supervisory fee in the amount of 10% of such cost. Tenant's obligations and liability under this Paragraph shall survive the termination of Tenant's tenancy and the Term of this Lease, except that nothing contained in this Paragraph shall be deemed to impose liability on Tenant for any problem arising after the Term of this Lease provided neither Tenant nor Tenant's Parties contributed to such problem during the Term of the Lease.

19.1. As used in this Lease, the term "Hazardous Material" shall mean any hazardous or toxic substance, material, or waste that is or becomes regulated by the United States, the State of California, or any local government authority having jurisdiction over the Premises. Hazardous Material includes, without limitation: (i) any "hazardous substance", as that term is defined in CERCLA; (ii) "hazardous waste", as that term is defined in RCRA; (iii) any pollutant, contaminant, or hazardous, dangerous, or toxic chemical, material, or substance, within the meaning of any other applicable federal, state, or local law, regulation, ordinance, or requirement (including consent decrees and administrative orders imposing liability or standards of conduct concerning any hazardous, dangerous, or toxic waste, substance, or material, now or hereafter in effect); (iv) petroleum products; (v) radioactive material, including any source, special nuclear, or byproduct material as defined in 42 United States Code Sections 2011-2297; (vi) asbestos in any form or condition; and (vii) polychlorinated biphenyls (PCBs) and substances or compounds containing PCBs.

19.2. Tenant shall not allow or permit any lead-based paint to be used in the Premises, nor shall Tenant allow or permit any condition to occur which could result in the growth of mold within the Premises. Additionally, Tenant shall not allow or permit any materials which contain asbestos in any form or concentration ("Asbestos-Containing Materials") to be used or stored in the Premises or used in the construction of any improvements or alterations to the Premises, including, without limitation, building or construction materials and supplies. Such prohibition against Asbestos-Containing Materials shall apply regardless of whether the Asbestos-Containing Materials may be considered safe or approved for use by a manufacturer, supplier, or governmental authority, or by common use or practice. If Tenant violates the foregoing covenants relating to lead-based paint, mold, and Asbestos-Containing Materials (collectively "Prohibited Substances"), then (i) Tenant shall, upon notice from Landlord, immediately remove and remediate any damage from such Prohibited Substances at Tenant's sole cost, (ii) such removal and remediation shall comply with all applicable laws, regulations, and requirements, (iii) Tenant shall reimburse Landlord for all expenses incurred in connection with any inspection and testing of the Premises conducted by Landlord, and (iv) unless Tenant completes such removal within 30 days after notice from Landlord, Landlord may, at its election, do either or both of the following: (a) declare that the Tenant is in default hereunder (without the requirement of any notice under Paragraph 26) and exercise Landlord's remedies hereunder, including, without limitation, terminate this Lease upon ten days prior written notice to Tenant, and/or (b) remove and remediate such Prohibited Substances and obtain reimbursement from Tenant for the cost of such removal and remediation, including a supervisory fee payable to Landlord in the amount of 10% of the removal and disposal cost. Tenant shall indemnify Landlord and Landlord's Indemnitees against all costs, liabilities, expenses, penalties, and claims for damages, including, without limitation, litigation costs and attorneys' fees, arising from (1) the presence of Prohibited Substances upon the Premises, to the extent that such Prohibited Substances are used, stored, or otherwise permitted in the Premises or used in the construction of any Alterations by Tenant or Tenant's agents, employees, representatives, or independent contractors, (2) any lawsuit, settlement, governmental order, or decree relating to the presence, handling, removal, or disposal of Prohibited Substances upon or from the Premises, to the extent that such Prohibited Substances are used, stored, or otherwise permitted in the Premises or used in the construction of any improvements or Alterations to the Premises by Tenant or Tenant's agents, employees, representatives, or independent contractors, or (3) Tenant's failure to perform its obligations to remove such Prohibited Substances under this Paragraph. The provisions of this Paragraph shall not apply to any Prohibited Substances brought onto the Premises by Landlord or Landlord's Indemnitees or resulting from the acts of Landlord or Landlord's Indemnitees.

19.3. Tenant, in a timely manner, shall, to the extent required due to Tenant's use of the Premises or arising out of Tenant's actions at the Premises, or the Building, obtain and maintain in full force and effect all permits, licenses, and approvals, and shall make and file all notifications and registrations as required by environmental

laws. Tenant shall at all times comply with the terms and conditions of any such permits, license, approvals, notifications, and registrations. Tenant shall provide Landlord with copies of the following pertaining to the Premises or Tenant's use thereof, promptly after each shall have been submitted, prepared, or received by Tenant: (i) all notifications and associated materials submitted to any governmental authority relating to any environmental law; (ii) all notifications, registrations, reports, and other documents and supporting information prepared, submitted, or maintained in connection with any environmental law or otherwise relating to environmental conditions; (iii) all permits, licenses, and approvals, including any modifications thereof, obtained pursuant to any environmental law; and (iv) any correspondence, notice of violation, summons, order, complaint, or other documents received by Tenant pertaining to compliance with or liability under any environmental law.

19.4. Tenant must give immediate written notice to Landlord of: (i) any enforcement, remediation, or other regulatory action or order, taken or threatened, by any governmental authority, agency, or other administrative body with jurisdiction over Tenant or the Premises (an "Agency") regarding, or in connection with, the presence, release, or threat of release of any Hazardous Material on, under, about, or from the Premises, or any tanks on the Premises, or otherwise resulting from Tenant's use of the Premises; (ii) all demands or claims made or threatened by any third party against Tenant or its employees, agents, customers, visitors, invitees, licensees, contractors, designees or subtenants ("Tenant's Parties") or the Premises relating to any liability, loss, damage, or injury resulting from the presence, release, or threat of release of any Hazardous Material on, under, about, or from the Premises or otherwise resulting from Tenant's use of the Premises; (iii) any significant spill, release, or discharge of a Hazardous Material on, under, about, or from the Premises, including, without limitation, any spill, release, or discharge required to be reported to any Agency under applicable environmental laws; and (iv) all incidents or matters where Tenant and Tenant's Parties are required to give notice to any Agency pursuant to applicable environmental laws. Tenant shall promptly provide to Landlord copies of all materials, reports, technical data, Agency inspection reports, notices and correspondence, and other information or documents relating to incidents or matters subject to notification under this Paragraph. Also, Tenant shall promptly furnish to Landlord copies of all permits, approvals, and registrations Tenant receives or submits with respect to Tenant's operations on the Premises, including, without limitation, any underground storage tank registrations, installation permits, and closure permits.

19.5. Landlord hereby notifies Tenant, and Tenant hereby acknowledges that, prior to the leasing of the Premises pursuant to this Lease, Tenant has been notified, pursuant to California Health and Safety Code Section 25359.7 (or any successor statute), that Landlord knows, or has reasonable cause to believe, that certain hazardous substances (as such term is used in such Section 25359.7), such as common cleaning supplies, office supplies, spillage of petroleum products from motor vehicles, and other consumer products, may have come (and may in the future come) to be located on or beneath the Premises and/or the Building.

19.6. Tenant acknowledges that Tenant has been provided an adequate opportunity to conduct Tenant's own environmental investigation of the Premises with independent environmental experts and consultants. Accordingly, Tenant on behalf of Tenant and Tenant's successors, assigns, and successors-in-interest waives, releases, remises, acquits, and discharges Landlord and the Landlord Indemnitees from all claims, actions, causes of actions, demands, rights, damages, costs, expenses, or compensation, direct or indirect, known or unknown, foreseen or unforeseen, that Tenant now has or that may arise in the future on account of the physical condition of the Premises or the Building; the environmental laws, including, but not limited to, CERCLA, or their application to the Premises or the Building; or the existence or condition of any fill, excavation, or filled ground on or about the Premises that may affect the use, maintenance, monitoring, or otherwise of any underground storage tanks or other equipment installed by Tenant or Tenant's Parties. Also, Tenant waives the benefit of Section 1542 of the California Civil Code, which reads as follows:

> **A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.**

Tenant's release of Landlord does not apply to any existing environmental condition or the presence of Hazardous Material on the Premises during the Term as a result of the conduct or activities of Landlord or any

Landlord Indemnitees, nor will Tenant's release of Landlord and the Landlord Indemnitees affect Tenant's discovery rights against Landlord or the Landlord Indemnitees in connection with any action brought by a third party.

19.7. Prior to the expiration of the Term (or within 30 days after any earlier termination), Tenant shall, at Tenant's expense, clean and otherwise decommission the Premises (including floors, walls, ceilings, office space, warehouse space, piping, supply lines, waste lines and plumbing in or serving the Premises, and all exhaust or other ductwork in or serving the Premises, in each case that has carried, released, or otherwise been exposed to any Hazardous Material due to Tenant's use or occupancy of the Premises), and shall otherwise clean the Premises so as to permit an Environmental Assessment (defined below) to be issued. Prior to the expiration of this Lease (or within 30 days after any earlier termination), Tenant, at Tenant's expense, shall obtain for Landlord a report (an "Environmental Assessment") addressed to Landlord (and, at Tenant's election, Tenant) by a reputable licensed environmental engineer or industrial hygienist that is designated by Tenant and acceptable to Landlord in Landlord's reasonable discretion, which report shall be based on the environmental engineer's inspection of the Premises and shall state, to Landlord's reasonable satisfaction, that: (i) the Hazardous Material, to the extent, if any, existing prior to such decommissioning, has been removed in accordance with all applicable laws; (ii) all Hazardous Material, if any, has been removed in accordance with all applicable law from the Premises (including floors, walls, ceilings, office space, warehouse space, piping, supply lines, waste lines and plumbing in or serving the Premises, and all exhaust or other ductwork in or serving the Premises, in each case that has carried, released, or otherwise been exposed to any Hazardous Material due to Tenant's use or occupancy of the Premises) and all such areas and components of the Premises may be reused by a subsequent tenant or disposed of in compliance with applicable laws without incurring special costs or undertaking special procedures for demolition, disposal, investigation, assessment, cleaning or removal of such Hazardous Material and without giving notice in connection with such Hazardous Material; and (iii) the Premises may be reoccupied for office and/or industrial use, demolished or renovated without incurring special costs or undertaking special procedures for disposal, investigation, assessment, cleaning or removal of Hazardous Material and without giving notice in connection with Hazardous Material. Further, for purposes of clauses (ii) and (iii), "special costs" or "special procedures" shall mean costs or procedures, as the case may be, that would not be incurred but for the nature of the Hazardous Material as Hazardous Material instead of non-hazardous material. The Environmental Assessment shall also include reasonable detail, to the extent applicable, concerning the clean-up measures taken, the clean-up locations, the tests run and the analytic results. Tenant shall submit to Landlord the identity of the applicable consultants and the scope of the proposed Environmental Assessment for Landlord's reasonable review and approval at least 30 days prior to commencing the work described therein or at least 60 days prior to the expiration of the Term, whichever is earlier.

19.8. If Tenant fails to perform its obligations under Paragraph 19.7, above, without limiting any other right or remedy, Landlord may, on five business days' prior written notice to Tenant, perform such obligations at Tenant's expense if Tenant has not commenced to do so within said five-day period, and Tenant shall within ten days of written demand reimburse Landlord for all reasonable out-of-pocket costs and expenses incurred by Landlord in connection with such work (plus a supervisory fee equal to 10% of such cost). Tenant's obligations under Paragraph 19.7, above, shall survive the expiration or earlier termination of this Lease.

20. Subordination and Attornment. This Lease and Tenant's rights under this Lease are subject and subordinate to any deed of trust, and to all renewals, modifications, consolidations, replacements, or extensions thereof, now or hereafter affecting the Premises. The provisions of this Paragraph shall be self-operative, and no further instrument of subordination shall be required. In confirmation of such subordination, however, Tenant shall promptly execute and deliver any instruments that Landlord or any Lender may request to evidence such subordination. Tenant hereby irrevocably constitutes and appoints Landlord as Tenant's special attorney-in-fact to execute and deliver such instruments. Notwithstanding the preceding provisions of this Paragraph, if any Lender elects to have this Lease prior to the lien of its deed of trust, and gives written notice thereof to Tenant that this Lease shall be deemed prior to such deed of trust, whether this Lease is dated prior or subsequent to the date of such deed of trust, then this Lease shall be deemed to be prior to the lien of such deed of trust and such deed of trust shall be deemed to be subordinate to this Lease. If any Lender shall hereafter succeed to the rights of Landlord under this Lease, whether by foreclosure, deed in lieu of foreclosure, or otherwise, then (i) such successor landlord shall not be subject to any offsets or defenses which Tenant might have against Landlord, (ii) such successor landlord shall not be bound by any prepayment by Tenant of more than one month's installment of Basic Monthly Rent or any other Rent, (iii) such successor landlord shall not be subject to any liability or obligation of Landlord except those arising after such succession, (iv) Tenant shall attorn to and recognize such successor landlord as Tenant's landlord under this

Lease, (v) Tenant shall promptly execute and deliver any instruments that may be necessary to evidence such attornment, (vi) Tenant hereby irrevocably appoints Landlord (and such successor landlord) as Tenant's special attorney-in-fact to execute and deliver such instruments on behalf of Tenant, and (vii) upon such attornment, this Lease shall continue in effect as a direct lease between such successor landlord and Tenant upon and subject to all of the provisions of this Lease. If any Lender requests reasonable amendment(s) to this Lease at any time during the Term, then Tenant shall not unreasonably withhold or delay its written consent to such amendment(s).

21. Access by Landlord. Landlord and any of Landlord's representatives shall have the right, to the extent deemed necessary or desirable by Landlord to protect the Premises or Landlord's rights and interests, to enter the Premises at all reasonable times, during normal business hours and upon reasonable prior notice, except in the event of an emergency or other circumstance when the giving of prior notice or the scheduling of access would not be feasible. Landlord shall not be liable for any inconvenience, disturbance, loss of business, nuisance, or other damage arising out of any entry on the Premises as provided in this Paragraph except damage resulting directly from the grossly negligent acts of Landlord or Landlord's representatives. Tenant shall not be entitled to abatement or reduction of Basic Monthly Rent or Rent because of the exercise by Landlord of any rights under this Paragraph.

22. Alterations. Tenant shall not make any alterations, improvements, additions, installations, or changes of any nature in or to the Premises (any of the preceding, "Alterations") without Landlord's prior written consent, which consent may be conditioned upon Tenant's satisfaction of reasonable conditions relating to such proposed Alteration. All Alterations shall upon installation become the property of Landlord and shall remain on and be surrendered with the Premises on the Expiration Date, except that Landlord may, at its election, require Tenant to remove any or all of the Alterations, by so notifying Tenant in writing on or before the Expiration Date, in which event, Tenant shall, at its sole cost, on or before the Expiration Date, repair and restore the Premises to the condition of the Premises prior to the installation of such Alterations to be removed. Further, Tenant shall keep the Premises free and clear of all mechanics' liens resulting from or relating to any such Alterations.

22.1. Tenant shall, prior to the commencement of any Alterations, and at Tenant's sole cost, (i) acquire (and deliver to Landlord a copy of) any required permit from the appropriate governmental authorities to make such Alterations (any conditions of which permit Tenant shall comply with, at Tenant's sole cost, in a prompt and expeditious manner), (ii) provide Landlord with ten business days' prior written notice of the date the installation of the such Alterations is to commence, so that Landlord can post and record an appropriate notice of non-responsibility, (iii) pay Landlord the reasonable costs and expenses of Landlord for architectural, engineering, or other consultants which reasonably may be incurred by Landlord in determining whether to approve any such Alterations, and (iv) if applicable, obtain (and deliver to Landlord proof of) reasonably adequate workers compensation insurance with respect to any of Tenant's employees installing or involved with such Alterations (which insurance Tenant shall maintain on an occurrence basis in force until completion of the Alterations). In addition, Tenant shall comply with all reasonable conditions which may be imposed by Landlord relative to such Alterations.

23. Roof.

23.1. Tenant shall not install any radio or television antenna, satellite dish, loudspeaker, or other device (collectively, "Devices") on the roof or exterior walls of the Building for any purpose whatsoever, except in the case of an emergency, without Landlord's prior written consent, which may be given or withheld in Landlord's discretion. In the event that Landlord grants written permission to Tenant or Tenant's Parties to install any Devices, said consent shall be expressly conditioned upon Tenant or any Tenant's Parties first executing a written agreement satisfactory to Landlord, in Landlord's sole discretion (i) expressly indemnifying and holding Landlord free and harmless from any and all damages caused by Tenant's Parties to the Premises, (ii) indemnifying Landlord from any personal injury or other damages caused in connection therewith, and (iii) provide Landlord with a $2,500.00 deposit or such other sum as Landlord may hereinafter set. In connection with the installation of any Devices, Tenant must also submit the following for Landlord's prior review and approval: (a) reasonably detailed plans and specifications and working drawings detailing the proposed work and the Devices to be installed, including, but not limited to the disclosure of the size, weight, and type of Device to be placed upon the roof (collectively, the "Plans"); and (b) the name of Tenant's proposed contractor. At the time Tenant vacates the Premises, all Devices installed on the roof by Tenant shall be removed at Tenant's sole cost and expense. Landlord's roofer shall be responsible for making any and all roof repairs required by said removal, and Tenant shall reimburse Landlord for the costs of such repairs on demand. Landlord shall have the right to charge Tenant's deposit for (x) the cost to seal around all roof cuts made by Tenant, (y) for the cost of any damages to the roof caused by Tenant or Tenant's Parties, and (z) to pay the cost of making

repairs to the roof necessitated by the removal of the Devices; provided, however, the amount of the deposit shall not limit Tenant's liability for the payment of the foregoing amounts.

23.2. At least ten (10) days before the date it intends to commence the installations, Tenant shall be required to (i) submit reasonably detailed final Plans for the installation of Devices on the roof, and (ii) confirm the name of its contractor.

23.3. Tenant's contractor shall provide Landlord with certificates of insurance, and at the election of Landlord, name the Landlord as an additional insured.

24. Surrender of Premises and Holding Over. On or before the Expiration Date or the earlier termination of this Lease: (i) Tenant shall surrender to Landlord the Premises and all Alterations vacant, broom clean, and in first class condition and repair (except for Alterations that Tenant is obligated to remove as expressly set forth in Paragraph 22, above), (ii) Tenant shall remove all of Tenant's personal property and signage and perform all repairs and restoration required by the removal of any Alterations or Tenant's personal property, (iii) Tenant shall surrender to Landlord all keys, entry devices, and security codes relating to the Premises (including, without limitation, any keys to any exterior or interior doors), and (iv) Tenant shall ensure all doors, windows, locks, and hardware within the Premises are in operable condition. Tenant shall be liable to Landlord for Landlord's costs for storing, removing, or disposing of any such Alterations or Tenant's personal property which are not timely removed. If Tenant remains in possession of the Premises after the Expiration Date with Landlord's express written consent, Tenant's occupancy shall be a month-to-month tenancy at a rental rate equal to one hundred twenty-five percent (125%) of the Basic Monthly Rent and Additional Rent payable under this Lease during the last full month before the Expiration Date. The month-to-month tenancy shall be on the terms, provisions, and conditions of this Lease except that Tenant shall have no extension rights and except as provided in the preceding sentence. If Tenant holds over after the Expiration Date without the express written consent of Landlord, Tenant shall become a tenant at sufferance only, at a rental rate equal to one hundred fifty percent (150%) of the Basic Monthly Rent and Additional Rent in effect immediately prior to expiration of the Term (prorated on a daily basis), and otherwise subject to the terms, provisions, and conditions herein specified, so far as applicable. Acceptance by Landlord of rent after the Expiration Date shall not constitute a consent to a holdover tenancy hereunder or result in a renewal. The foregoing provisions of this Paragraph are in addition to, and do not affect, Landlord's right of re-entry or any rights of Landlord hereunder or as otherwise provided by law. Landlord expressly reserves the right to require Tenant to surrender possession of the Premises to Landlord as provided in this Lease upon the Expiration Date. The provisions of this Paragraph shall not be considered to limit or constitute a waiver of any other rights or remedies of Landlord provided in this Lease or at law. In addition to the foregoing, if Tenant fails to surrender the Premises to Landlord on the Expiration Date in the condition required by this Paragraph, Tenant shall indemnify, defend, and hold Landlord and Landlord's Indemnitees harmless from and against all actions, demands, liabilities, damages, losses, costs, expenses, attorneys' fees, and claims resulting from such failure, including without limitation any losses, damages, or expenses incurred by Landlord or Landlord's Indemnitees to accommodate a succeeding tenant.

24.1. In connection with any surrender of the Premises, Tenant shall comply with its obligations under Paragraph 19.7, including the conduct of an Environmental Assessment. If the results of the Environmental Assessment indicate that Tenant is or may be in violation of this Lease, Tenant will be responsible for the cost of any additional testing and remediation measures required by Landlord. Tenant must promptly provide a copy of the Environmental Assessment to Landlord upon receipt, and upon request must promptly provide to Landlord a copy of all data, documents, and other information prepared or gathered in connection therewith. Tenant shall also, on or before its surrender of the Premises, take all steps necessary to terminate, close, or transfer all environmental permits, licenses, and other approvals or authorizations for the Premises or for activities, equipment, or conditions on the Premises, in accordance with all environmental laws. Tenant will also obtain and provide to Landlord the written approval or verification of the satisfactory completion of the termination, closure, or transfer from each Agency with jurisdiction over the environmental permit, license, or other approval.

25. Assignment and Other Transfers. Without Landlord's prior written consent (which consent may be given subject to such conditions as Landlord deems reasonable, none of the following shall occur, voluntarily, involuntarily, by operation of law, or otherwise (any of the following, a "Transfer"): (i) any assignment, sublease, disposition, sale, concession, license, mortgage, encumbrance, hypothecation, pledge, collateral assignment, or other transfer, by Tenant of this Lease, any interest in this Lease, or all or any portion of the Premises; or (ii) any assignment, disposition, sale, transfer, acquisition, or issuance of equitable interest(s) (whether stock, partnership or otherwise) in

Tenant. Landlord shall not be liable in damages to Tenant or to any proposed subtenant, assignee or other transferee (any of the preceding a "Proposed Transferee") if such consent is adjudicated to have been unreasonably withheld, and, in such event, Tenant's sole remedy shall be to have the proposed Transfer declared as valid as if Landlord's consent had been given, although Tenant shall be entitled to reasonable attorneys' fees if Tenant is the prevailing party in such litigation. In connection with the foregoing, Tenant waives any right to seek damages or terminate this Lease under California Civil Code Section 1995.310, or any similar law now or hereafter in effect. No Transfer shall release or discharge Tenant from any liability, whether past, present, or future, under this Lease and Tenant shall continue to remain primarily liable under this Lease (and not as a mere surety); provided, however, as a condition to granting consent to any assignment (or like Transfer) Landlord may require the assigning Tenant to execute a guaranty on Landlord's standard form - which guaranty shall serve to release such assigning Tenant from direct liability hereunder and such assigning Tenant will then only have liability pursuant to such guaranty. In addition, Landlord shall be entitled to receive, as Additional Rent, 100% of any rent or other consideration received by Tenant (as and when received) in connection with such Transfer which is in excess of the monthly Basic Monthly Rent payable hereunder. Tenant shall promptly reimburse Landlord for Landlord's reasonable costs of reviewing, consenting to, rejecting, and/or consummating any proposed Transfer, including without limitation reasonable attorneys' fees and costs/fees of Landlord's Lender in connection therewith. If Tenant fails to pay such amount within ten business days of written demand, Tenant shall be in default hereunder and Landlord shall have the right, in addition to its other rights and remedies under this Lease, to revoke its prior approval of the proposed Transfer if such Proposed Transferee has not yet taken over possession of the Premises. Tenant's written notice of any Transfer, whether or not such Transfer requires Landlord's consent, shall include Tenant's certification that the Proposed Transferee can, does, and as of the Transfer, will make the representations and warranties set forth in Paragraph 35, below.

26. Default. The occurrence of any of the following shall constitute a material default and breach of this Lease by Tenant: (i) the abandonment (as defined in California Civil Code Section 1951.35) of the Premises by Tenant; (ii) Tenant's failure to make any payment of Rent as and when due; (iii) Tenant's failure to observe or perform any of the provisions of this Lease to be observed or performed by Tenant, other than described in clauses (i) or (ii) of this Paragraph, where such failure shall continue for a period of ten days after written notice of such failure from Landlord to Tenant; provided, however, that any such notice shall be in lieu of, and not in addition to, any notice required under applicable unlawful detainer statutes; and provided further, however, that if the nature of Tenant's default is such that more than ten days are required for its cure, then Tenant shall not be deemed to be in default if Tenant commenced such cure within such ten-day period and thereafter diligently prosecutes such cure to completion within 30 days after Landlord's written notice; and/or (iv) the making by Tenant of any general arrangement or assignment for the benefit of creditors, or Tenant's (or, if Tenant is a partnership or consists of more than one person or entity, any partners of the partnership or any such other person or entity) becoming bankrupt, insolvent or a "debtor" as defined in 11 U.S.C. Section 101, or any successor statute.

27. Landlord's Remedies. Upon the occurrence of a default or breach by Tenant under this Lease, Landlord shall have the right (in addition to all other rights and remedies available at law or in equity) to: (i) exercise the remedy described in California Civil Code Section 1951.4 (or any successor statute) (*i.e.* Landlord may continue this Lease in effect after Tenant's breach and abandonment and recover rent as it becomes due, if Tenant has the right to sublet or assign, subject only to reasonable limitations as described in this Lease), or (ii) Landlord may, by written notice, terminate this Lease (and no action by Landlord other than a written notice specifically indicating that this Lease is being terminated by Landlord shall constitute a termination of this Lease) and recover from the Tenant all amounts provided for under California Civil Code Section 1951.2 (or any successor statute) including, without limitation, the worth at the time of award (as provided in such Code Section) of the amount by which the unpaid rent for the balance of the Term after the time of award, exceeds the amount of such rental loss for the same period that the Tenant proves could be reasonably avoided. The rights of Landlord hereunder may be exercised individually or in combination and are not exclusive of any other rights or remedies which Landlord may exercise at law or in equity. In addition to the foregoing, if at any time Tenant fails to satisfy an obligation under this Lease, Landlord may, without notice, perform such obligation at Tenant's sole cost. If Landlord at any time, by reason of Tenant's failure to perform an obligation, pays any sum or does any act that requires the payment of any sum, such sum (plus a supervisory fee of 15% of such sum) shall be due immediately from Tenant to Landlord at the time such sum is paid, and shall be deemed Additional Rent under this Lease. All costs and expenses incurred by Landlord in connection with collecting any amounts and damages owing by Tenant pursuant to the provisions of this Lease, or to enforce any provision of this Lease, including reasonable attorneys' fees, whether or not any action is commenced by Landlord, shall be paid by

Tenant to Landlord upon demand. If Tenant fails to timely pay any amount due under this Paragraph, then (without curing such default) interest at the rate of 10% per annum (the "Default Rate") shall accrue (and be immediately payable) on such overdue amounts until it is paid. No delay or omission in the exercise of any right or remedy of Landlord in the event of any default by Tenant shall impair such right or remedy or be construed as a waiver. Any waiver by Landlord of any default must be in writing and shall not be a waiver of any other default concerning the same or any other provision of this Lease. The receipt and acceptance by Landlord of delinquent rent shall not constitute a waiver of any default other than the particular Rent payment accepted. No act or conduct of Landlord, including, without limitation, the acceptance of the keys to the Premises, shall constitute an acceptance by Landlord of the surrender of the Premises by Tenant before the Expiration Date. Tenant hereby waives any rights granted to Tenant under California Code of Civil Procedure Section 1179, California Civil Code Section 3275, and/or any successor statute(s). Tenant represents and warrants that if Tenant breaches this Lease and, as a result, this Lease is terminated, Tenant will not suffer any undue hardship as a result of such termination and, during the Term, will make such alternative or other contingency plans to provide for its vacation of the Premises and relocation in the event of such termination. Tenant acknowledges that Tenant's waivers set forth in this Paragraph are a material part of the consideration for Landlord's entering into this Lease and that Landlord would not have entered into this Lease in the absence of such waivers.

28. Late Charges. In addition to Landlord's other rights hereunder, if any amount due from Tenant is not received by Landlord within five (5) days of its due date, then, without any requirement for notice to Tenant, Tenant shall pay to Landlord an additional sum of 10% of such overdue amount as a late charge. Such late charge represents a fair and reasonable estimate of the costs that Landlord will incur by reason of any late payment by Tenant, and therefore this Paragraph is reasonable under the circumstances existing at the time this Lease is made. Acceptance of such late charge by Landlord shall not constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies available to Landlord under this Lease. In addition to the late charge payable by Tenant, as provided above, if any such amount is not paid within 30 days of the date such amount was due, then Tenant shall pay to Landlord interest on such overdue amount at the Default Rate.

29. Estoppel Certificates. Within ten days after notice from Landlord, Tenant shall execute and deliver to Landlord (and any third party designated by Landlord), in recordable form, an estoppel certificate in form and content satisfactory to Landlord a certificate stating (i) that this Lease is unmodified and in full force and effect, or in full force and effect as modified, and stating all modifications, (ii) the then-current Basic Monthly Rent and Additional Rent, (iii) the dates to which Basic Monthly Rent has been paid in advance, (iv) the amount of any security deposit, prepaid rent or other payment constituting Rent which has been paid, (v) whether or not Tenant or Landlord is in default under this Lease, (vi) whether or not Tenant has any claims against Landlord, and if there are any claims, specifying the nature of such claims, (vii) that any Landlord's work required by this Lease is complete (or stating any exceptions) and (viii) such other matters as Landlord may reasonably request. Tenant's failure to deliver such certificate within such ten-day period shall be conclusive upon Tenant for the benefit of Landlord, and any lender or successor in interest to Landlord, that, except as may be represented by Landlord, this Lease is unmodified and in full force and effect, no Rent has been paid more than 30 days in advance, neither Tenant nor Landlord is in default under this Lease, Tenant has no claims against Landlord, and that all of Landlord's Work, if any, required by this Lease is complete. Tenant irrevocably constitutes and appoints Landlord as its special attorney-in-fact to execute and deliver such certificate to any third party if Tenant fails to deliver such certificate within such ten-day period.

30. Limitations on Landlord's Liability. If Landlord is in default of this Lease, and as a consequence Tenant recovers a money judgment against Landlord, such judgment shall be satisfied only out of the proceeds of sale received upon execution of such judgment and levy against the right, title, and interest of Landlord in the Premises and out of rent or other income from the Premises receivable by Landlord or out of the consideration received by Landlord from the sale or other disposition of all or any part of Landlord's right, title, and interest in the Premises. Neither Landlord nor the partners comprising Landlord (if any) shall be personally liable for any deficiency. If Landlord sells or transfers any portion of the Premises, Landlord, on consummation of the sale or transfer, shall be released from any liability thereafter accruing under this Lease. If any security deposit or prepaid rent has been paid by Tenant, Landlord may transfer the security deposit and/or prepaid rent to Landlord's successor-in-interest and on such transfer Landlord shall be discharged from any further liability arising from the security deposit or prepaid rent.

31. Landlord's Reserved Rights. Tenant acknowledges and agrees that Landlord may, from time to time, at its sole election, construct, reconstruct (including without limitation the replacement of certain improvements with

other improvements), improve (including tenant improvements), modify, expand, merge or adjust lots, rearrange phases, or otherwise alter the Premises (collectively, "Construction Work"), or portions thereof (in no event however will Landlord have any obligation to do so). Upon completion of any such Construction Work, the term "Premises" shall automatically be deemed to mean the Premises as modified, expanded, improved or otherwise altered by such Construction Work. Tenant acknowledges that any such Construction Work will necessarily involve, among other things, the generation of noise, dust, and vibrations, barricading portions of the Premises and the placement of scaffolding on or about the Premises, demolition, structural alterations, storage of materials and equipment within the Premises, and the presence of workmen within the Premises, including, without limitation, landscaping, parking areas (which may include the provision of temporary parking areas during periods of construction), roadways, lighting facilities, and the re-direction of vehicular and pedestrian traffic. Further, Landlord hereby reserves such licenses and easements in, on, above or below the Premises as may be reasonably required (i) for the installation, inspection, surveying, maintenance, or construction of mains, conduits, shafts, columns, footings, piers, pipes or other facilities to serve the Building, or (ii) for any Construction Work; provided, however, Landlord will use its good faith efforts to minimize any unreasonable interference with Tenant's use, occupancy, or enjoyment of the Premises as contemplated by this Lease. Except as provided below, Tenant waives any and all claims, defenses, rights of offset, or deductions based upon any inconvenience suffered by Tenant or any interruption of or interference with Tenant's business including, without limitation, any loss of business, damage to property, loss of electronic information, or inconvenience to Tenant or Tenant's Parties as a result of or relating to such Construction Work. Landlord hereby reserves for itself and its agents, employees, licensees and contractors, the right to enter the Premises to the extent reasonably necessary to pursue such Construction Work upon 24 hours' prior notice to Tenant. The exercise of any of Landlord's rights pursuant to this Paragraph will not entitle Tenant to any abatement of Rent or other claim, right of offset, or defense against Landlord, except that if such Construction Work results in Tenant being unable to access the Premises, or portions thereof, for the Permitted Use for a period of greater than five (5) business days, Tenant shall be entitled to equitable abatement of the Rent for such period of time during which it is unable to access the Premises.

32. Attorneys' Fees. In the event any litigation, arbitration, mediation, or other proceeding ("Proceeding") is initiated by any party against any other party to enforce, interpret or otherwise obtain judicial or quasi-judicial relief in connection with this Lease, the prevailing party in such Proceeding shall be entitled to recover from the unsuccessful party all costs, expenses, and actual attorneys' fees relating to or arising out of such Proceeding (whether or not such Proceeding proceeds to judgment), and any post-judgment or post-award proceeding including, without limitation, one to enforce any judgment or award resulting from any such Proceeding. Any such judgment or award shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and actual attorneys' fees.

33. Extension Options.

33.1. Subject to all of the provisions of this Paragraph, the Lease Term shall be automatically extended once for an additional sixty (60) months, (an "Extension Term"), provided (i) Tenant is in occupancy of the Premises at the time of exercise of the Extension Term, and (ii) Tenant has not provided Landlord with written notice of its election not to extend the Lease for the Extension Term at least six (6) and no more than nine (9) months prior to the then scheduled Expiration Date. Such notice will constitute Tenant's irrevocable election not to extend the Term and may not subsequently be revoked by Tenant. Time is of the essence with respect to the timing of such requirement to give notice to Landlord. Once the Extension Term begins, the "Term" shall mean the term of the Lease as extended. This Extension Term is personal to the Tenant originally named in the Lease and may not be exercised by any assignee or subtenant. The Extension Term shall be forfeited prior to the then scheduled Expiration Date in the event that Landlord has given to Tenant three or more notices of default, or two or more late charges have become payable under the Lease during the twelve-month period prior to the time to the triggering of the Extension Term.

33.2. The Basic Monthly Rent in effect immediately prior to the then scheduled Expiration Date shall, commencing on the first day of the applicable Extension Term (as the case may be, the "Extension Term Commencement Date"), increase by the current Consumer Price Index for the County of San Diego. Thereafter, the Basic Monthly Rent shall be increased by the current Consumer Price Index for the County of San Diego on each annual anniversary of such Extension Term Commencement Date.

34. CASP Disclosure. Tenant is hereby advised that the Premises have not undergone inspection by a Certified Access Specialist ("CASp"). Further, in accordance with California Civil Code Section 1938(e), Tenant is advised as follows:

> A Certified Access Specialist (CASp) can inspect the subject premises and determine whether the subject premises comply with all of the applicable construction-related accessibility standards under state law. Although state law does not require a CASp inspection of the subject premises, the commercial property owner or lessor may not prohibit the lessee or tenant from obtaining a CASp inspection of the subject premises for the occupancy or potential occupancy of the lessee or tenant, if requested by the lessee or tenant. The parties shall mutually agree on the arrangements for the time and manner of the CASp inspection, the payment of the fee for the CASp inspection, and the cost of making any repairs necessary to correct violations of construction-related accessibility standards within the premises.

35. OFAC. Each party to this Lease hereby represents and warrants that:

35.1. The Office of Foreign Assets Control of the United States Department of the Treasury ("OFAC") has not listed such party of any of such party's affiliates, or any person that controls, is controlled by, or is under common control with such party, on its list of Specially Designated Nations and Blocked Persons; and

35.2. It is not acting, directly or indirectly, for or on behalf of any person, group, entity or nation named by any Executive Order, the United States Treasury Department, or United States Office of Homeland Security as a terrorist, Specially Designated National and Blocked Person, or other banned or blocked person, entity, nation or pursuant to any law, order, rule or regulation that is enforced or administered by the OFAC.

36. Brokers. Tenant represents that no real estate broker, agent, finder, or other person is responsible for bringing about or negotiating this Lease. Tenant hereby agrees to indemnify, defend, and hold Landlord and Landlord's Indemnitees harmless from and against all liabilities, damages, losses, costs, expenses, attorneys' fees and claims arising from any claims that may be made against Landlord or Landlord's Indemnitees by any real estate broker, agent, finder, or other person (other than as set forth above), alleging to have acted on behalf of or to have dealt with Tenant.

37. Confidentiality. Except as essential to the consummation of the transaction contemplated by this Lease (together with all amendments and addenda hereto), or in connection with a legitimate business purpose (such as in connection with a sale or loan transaction), Tenant shall keep and maintain the terms of this Lease and the transactions contemplated by this Lease in strict confidence. Nothing provided herein, however, shall prevent Tenant from disclosing to its legal counsel and/or certified public accountants, prospective purchasers, or lenders the existence and terms of this Lease or any transaction under this Lease, or any aspect of this lease, or from complying with any governmental or court order or similar legal requirement which requires Tenant to disclose this Lease, the terms of this Lease, the transaction contemplated by this Lease and/or any aspect of this Lease; provided that Tenant and its agents, representatives, and professional advisors use reasonable and diligent good faith efforts to disclose no more than is absolutely required to be disclosed by such legal requirement.

38. Tenant Financial Statements. Within ten days of written request, Tenant shall promptly furnish to Landlord, from time to time, financial statements certified by Tenant to be true and correct, reflecting Tenant's then current financial condition. Such financial statements shall include a current balance sheet and a profit and loss statement covering the most recent 12-month period available. The individuals executing this Lease on Tenant's behalf represent and warrant that the financial statements and other information submitted to Landlord by Tenant relating to Tenant prior to the execution hereof are true, complete, and accurate, were prepared in accordance with generally accepted cash accounting principles applied on a consistent basis, and accurately reflect Tenant's net worth as of the effective date of this Lease.

39. Miscellaneous.

39.1. This Lease shall be governed by and construed in accordance with the laws of the State of California. For purposes of venue and jurisdiction, this Lease shall be deemed made and to be performed in the City of San Diego, California.

39.2. This Lease may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one document. The parties hereto agree that this Lease may be electronically signed, and that any electronic signature appearing on this Lease is the same as a handwritten signature for the purposes of validity, enforceability and admissibility.

39.3. Whenever the context so requires, all words used in the singular shall be construed to have been used in the plural (and vice versa), each gender shall be construed to include any other genders, and the word "person" shall be construed to include a natural person, a corporation, a limited liability company, a limited liability partnership, a firm, a partnership, a joint venture, a trust, an estate or any other entity.

39.4. Each provision of this Lease shall be valid and enforceable to the fullest extent permitted by law. If any provision of this Lease or the application of such provision to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected by such invalidity or unenforceability, unless such provision or such application of such provision is essential to this Lease.

39.5. This Lease, together with all Exhibits, shall become effective when it has been executed by each of Landlord and Tenant.

39.6. Subject to any restriction on transferability contained in this Lease, this Lease shall be binding upon and shall inure to the benefit of the successors-in-interest and assigns of each party to this Lease. Nothing in this Paragraph shall create any rights enforceable by any person not a party to this Lease, except for the rights of the successors-in-interest and assigns of each party to this Lease, unless such rights are expressly granted in this Lease to other specifically identified persons.

39.7. The headings of the Paragraphs of this Lease have been included only for convenience, and shall not be deemed in any manner to modify or limit any of the provisions of this Lease, or be used in any manner in the interpretation of this Lease.

39.8. Time and strict and punctual performance are of the essence with respect to each provision of this Lease. All references to "days" in this Lease will refer to calendar days unless such reference specifically indicates that "business days" are intended. Business days will mean and refer to all calendar days other than Saturdays, Sundays, and national or California state holidays.

39.9. This Lease contains the entire agreement between Landlord and Tenant with respect to the subject matter of this Lease, is a complete and exclusive statement of the terms of such agreement, and supersedes all prior understandings, agreements, letters, term sheets, representations and warranties, if any, with respect to such subject matter.

39.10. All notices or other communications required or permitted to be given to Tenant or Landlord shall be in writing and shall be personally delivered, sent by certified mail, postage prepaid, return receipt requested, or sent by an overnight express courier service that provides written confirmation of delivery, to Tenant at the Premises and to Landlord at its address as set forth in the introductory Paragraph of this Lease. Each such notice or other communication shall be deemed given, delivered and received upon its actual receipt, except that if it is sent by mail in accordance with this Paragraph, then it shall be deemed given, delivered and received three days after the date such notice or other communication is deposited with the United States Postal Service in accordance with this Paragraph. Landlord may give a notice of a change of its address to Tenant.

39.11. Neither Landlord nor Tenant will be liable for any failure or delay in performing an obligation under this Lease that is due to any of the following causes (which events and/or circumstances are hereinafter referred to as "Force Majeure"), to the extent beyond its reasonable control, but only for so long as the performance of any of such obligations are prevented, delayed, or hindered by: acts of God, accident, riots, lockouts, labor disputes, war, terrorist act, epidemics, pandemics, quarantine, civil commotion, breakdown of communication facilities, breakdown of web host, breakdown of internet service provider, natural catastrophes, governmental acts or omissions, changes in laws or regulations, strikes, fire, explosion, generalized lack of availability of raw materials or energy, or other casualty or causes; provided that the parties hereby stipulate that Force Majeure shall not include a pandemic, and any related governmental actions, which is ongoing as of the date of the execution of this Lease. For the avoidance of doubt, Force Majeure shall not include (i) financial distress nor the inability of either party to make a profit or avoid a financial loss, (ii) changes in the market prices or conditions, (iii) a party's financial inability to

perform its obligations under this Lease, or (iv) any governmental order requiring or advising Tenant to close or restrict operations at the Premises.

39.12. If more than one person is Tenant, then the obligations of Tenant under this Lease shall be the joint and several obligations of each of such persons; provided, however, that any act or signature of one or more of any of such persons and any notice or refund given to or served on any one of such persons shall be fully binding on each of such persons.

39.13. If Tenant is not an individual, at Landlord's request, Tenant shall provide to Landlord concurrently with Tenant's execution of this Lease a valid written resolution authorizing Tenant to enter into this Lease and authorizing the persons executing this Lease on behalf of Tenant to execute this Lease. At Landlord's request, Tenant shall use a form of resolution provided by Landlord.

39.14. The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation of this Lease, or a termination by Landlord, shall not work a merger, and shall, at the option of Landlord, terminate any existing subleases or may, at the option of Landlord, operate as an assignment to Landlord of any such subleases.

39.15. All provisions, whether covenants or conditions, to be performed or observed by Tenant shall be deemed to be both covenants and conditions. All indemnity, defense, and hold harmless obligations of Tenant hereunder shall survive the termination or expiration of this Lease.

[SIGNATURE PAGE FOLLOWS]

LANDLORD:	TENANT:
3320 FAIRMOUNT LLC,	TALLGRASS PICTURES LLC,
a California limited liability company	a California limited liability company d/b/a Izola Bakery
September 14, 2026	September 14, 2026
By: ______________________	By: ______________________
Name: Jennifer Chen	Name: Jeffrey L. Brown
Its: Member	Its: Manager

Exhibit "A"

Site Plan of Premises and Parking Area


SHEET 2 OF 3 SHEET
ALTA / NSPS LAND TITLE SURVEY
3320 & 3326 FAIRMOUNT AVENUE, SAN DIEGO, CA
PROJECT IMPROVEMENTS
20' WIDE PUBLIC ALLEY
P.M. 9370, PARCEL 4
(NOT A PART)
FAIRMOUNT AVENUE (70' WIDE PUBLIC R/W)
PARCEL 1 EXCEPTION
PARCEL 1
LOTS 2, BLOCK 103
CITY HEIGHTS, MAP NO. 1007
PARCEL 2 EXCEPTION
PARCEL 2
LOTS 3, 4 & 5, BLOCK 103
CITY HEIGHTS, MAP NO. 1007
43RD STREET (80' WIDE PUBLIC R/W)
STATEMENT OF ENCROACHMENTS
ALTA LAND SURVEYING, INC.
9517 Grossmont Summit Dr.
La Mesa, CA 91941
Phone/fax: (619) 713-2582
altalandsurveying.com

Exhibit "B"

Landlord's Current Rules and Regulations

RULES AND REGULATIONS[1]

1. Tenant may not use any method of heating or air-conditioning other than that supplied by Landlord without the prior written consent of Landlord.
2. Except for dock shelters and seals as may be expressly permitted by Landlord, no awnings or other projections may be attached to the outside walls of the Building by Tenant. All window coverings and window films or coatings installed by Tenant and visible from outside of the Building require the prior written approval of Landlord.
3. Tenant shall not use, keep, discharge or permit to be used, kept or discharged any foul or noxious gases, fumes, odors or other substances in or from the Premises, or permit or suffer the Premises to be occupied or used in any manner offensive or objectionable to Landlord by reason of such gas, fumes odors and/or other substances.
4. Tenant shall not permit the radiation or discharge of intense glare, heat, atomic, electromagnetic, microwave, ultrasonic, laser or other radiation, except within an area screened and enclosed in such manner as to be indiscernible from any point outside of the Premises.
5. Tenant may not use, keep or permit to be used or kept any flammable or combustible materials without proper governmental permits and approvals.
6. Tenant may not use, keep or permit to be used or kept food or other edible materials in or around the Premises in such a manner as to attract rodents, vermin or other pests.
7. The Premises shall not be used for lodging or sleeping, for public assembly, or for any improper or illegal purpose.
8. Tenant may not alter any lock or install any new locks or bolts on any door at the Premises without the prior written consent of Landlord. Tenant agrees not to make any duplicate keys without the prior consent of Landlord.
9. Storage of propane tanks, whether interior or exterior, will be in secure and protected storage enclosures approved by the local fire department and, if exterior, shall be located in areas specifically designated by Landlord. Tenant will protect electrical panels and building mechanical equipment from damage from forklift trucks.
10. No live animals (other than service animals), fish or birds of any kind may be brought into or kept in or about the Premises. Any service animals belonging to a Tenant must be kept on the Tenant's Premises, and must remain under Tenant's supervision and control, including being kept on a leash or other appropriate restraining device. Furthermore, Tenant shall be absolutely liable to each and all invitees for damages or injuries caused by any animals brought or kept on the Premises. Tenant shall immediately remove any excrement and clean any urine or other unsanitary conditions caused by such animals on any portion of the Premises.
11. Any machinery, equipment or apparatus belonging to Tenant which causes noise or vibration that may be transmitted to such a degree as to be objectionable to Landlord, due to intermittence, frequency, strength, shrillness or volume, or to cause harm to the Premises will be placed and maintained by Tenant, at Tenant's expense, on vibration eliminators or other devices sufficient to eliminate the

[1] Any capitalized term used herein but not defined herein shall have the meaning set forth in the Lease.

transmission of such noise and vibration. Tenant will cease using any such machinery which causes objectionable noise or vibrations which cannot be sufficiently mitigated.

12. All goods, including material used to store goods, delivered to the Premises of Tenant will be immediately moved into the Premises and will not be left in parking or exterior loading areas overnight. Tenant may not store or permit the storage or placement of goods or merchandise in or around the common areas surrounding the Premises.

13. Tractor trailers which must be unhooked or parked with dolly wheels beyond the concrete loading areas must use steel plates or wood blocks of sufficient size to prevent damage to the asphalt paving surfaces.

14. Forklifts which operate on asphalt paving areas may not have solid rubber tires and may use only tires that do not damage the asphalt.

15. Tenant will be responsible for the safe storage and removal of all pallets. Pallets will be stored behind screened enclosures at locations approved by the Landlord.

16. Tenant will be responsible for the safe storage and removal of all trash and refuse. All such trash and refuse will be contained in suitable receptacles stored behind screened enclosures at locations approved by Landlord. Landlord reserves the right to remove, at Tenant's expense and without further notice, any trash or refuse left elsewhere outside of the Premises.

17. Tenant will appoint an emergency coordinator who shall be responsible for assuring notification of the local fire department in the event of an emergency, assuring that sprinkler valves are kept open and implementing the Factory Mutual "Red Tag Alert" system including weekly visual inspection of all sprinkler system valves on or within the Premises. Tenant will provide Landlord access to fire protection and any related communications equipment in the Premises at all times.

18. Tenant shall see that the doors of the Premises are closed and securely locked before leaving and must observe strict care and caution that all water apparatus are entirely shut off before Tenant or Tenant's employees leave the Premises, and that all electricity, gas or air shall likewise be carefully shut off, so as to prevent waste or damage.

19. Tenant will direct electricians as to where and how telephone and electric wires are to be introduced. No boring or cutting for wires will be allowed without the consent of the Landlord. The locations of telephones, call boxes and other office equipment affixed to the Premises shall be subject to the approval of Landlord.

20. Landlord reserves the right to refuse access to any persons Landlord in good faith judges to be a threat to the health, safety, well-being or reputation of the Premises.

21. Tenant shall be responsible for the inappropriate use of any toilet rooms, plumbing or other utilities. No foreign substances of any kind are to be inserted therein.

22. Tenant shall not deface the walls, partitions or other surfaces of the Premises.

23. Tenant shall not employ any service or contractor for services or work to be performed in the Building, except as approved by Landlord.

24. Tenant shall not install, maintain or operate any vending machines upon the Premises without Landlord's written consent.

25. Landlord reserves the right to waive any one or more of these rules or regulations as to any particular Tenant, and any such waiver shall not constitute a waiver of any other rule or regulation or any subsequent application thereof to such Tenant.

26. Tenant assumes all risks from theft or vandalism and agrees to keep its Premises locked as may be required.

27. Landlord reserves the right to make such other reasonable rules and regulations as it may from time to time deem necessary for the appropriate operation and safety of the Premises. Tenant agrees to abide by these and such rules and regulations upon receipt thereof.

EXHIBIT H

Executed Operating Agreement dated June 9, 2022

THE UNITS CREATED UNDER THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

OPERATING AGREEMENT

OF

TALLGRASS PICTURES, LLC
a California limited liability company

This Operating Agreement ("**Agreement**") of Tallgrass Pictures, LLC, a California limited liability company (the "**Company**"), dated as of June 9, 2022, is made by and among (i) the Company, (ii) those person designated as "Members" on the Signature Page attached hereto (the "**Current Members**"), and (iii) such other persons, entities or associations who become members of the Company as expressly set forth in this Agreement (the "**Other Members**") (the Current Members and the Other Members shall collectively be referred to herein as the "**Members**"). The Members agree as follows:

ARTICLE 1

FORMATION AND ORGANIZATION

1.1. Formation/Operating Agreement. On November 15, 2004, Articles of Organization for the Company (the "**Articles**") were filed with the California Secretary of State. This Agreement shall supersede all prior operating agreements relating to the Company and is hereby adopted and approved by the Members pursuant to the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time (the "**Act**"). Accordingly, the rights and responsibilities of the Members shall be as provided in the Act, as may be modified by this Agreement. To the extent that the rights or obligations of any Member are different by reasons of any provisions of this Agreement then they would be in absence of such provision, this Agreement shall, to the extent permitted by the Act, control. All capitalized terms used in this Agreement but not specifically defined have the meanings ascribed to them under the Act.

1.2. Term and Purpose. The principal business activity and purposes of the Company shall be the ownership and operation of IZOLA™ bread cafes and the marketing, licensing and sale of products and services using the IZOLA™ trade name, or any successor trade name. An additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. The business and purposes of the Company shall be limited to the foregoing principal business activities and any incidental business necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company. The term of the Company's existence (the "**Term**") commenced on

the filing of the Articles and will continue until terminated in accordance with the provisions of this Agreement.

1.3. Manager Managed LLC. The Company shall be managed by a manager as defined in the Act (the "**Manager**"). The initial Manager shall be Jeffrey Lamont Brown ("**Brown**"), who shall remain as the Manager except as expressly provided in Section 3.6 of this Agreement.

1.4. Principal Office. The principal place of business of the Company will be located at 710 13th Street (#300), San Diego, California 92101, unless and until changed by the Manager to another location, as the Manager deems advisable.

1.5. Registered Agent. The registered agent shall be as stated in the Articles. If the registered agent resigns and/or the Manager chooses a different registered agent, the Company shall notify the California Secretary of State. The Manager may also appoint agents for service of process in any other state, district, or jurisdiction in which the Company does business.

1.6. Qualification to do Business. The Manager or his designee shall have the authority to execute and file such applications and documents as may be necessary for: (i) the Company to qualify to do business in all jurisdictions in which a qualification is required, and (ii) the Company to comply with any applicable fictitious business name or similar laws.

1.7. Establishment of Bank Accounts. The Manager shall establish with a federally insured financial institution (or institutions) one or more accounts for the funds of the Company and shall be authorized to draw against such accounts on behalf of the Company.

1.8. Title. Title to any assets acquired by the Company will be held in the name of the Company. The Manager and, to the extent necessary, the Members, shall execute all documents which may be necessary to reflect the Company's ownership of its assets.

1.9. Maintenance of Company Minute Book. The Company shall establish and maintain a Minute Book for the records of the Company which may include the Articles, this Agreement (and any subsequently adopted amendments to this Agreement), and the minutes of all meetings (or written consents in lieu of meetings) of the Members, as well as such other important records of the Company as the Manager deems to be appropriate.

ARTICLE 2

ISSUANCE OF UNITS; CAPITALIZATION

2.1. Authorization of Units. Ownership interests in the Company will be represented by "**Units**." Units may be issued for such consideration and on such terms as the Manager may determine in Manager's discretion, subject to the other provisions hereof. The Members acknowledge that the Manager shall have the power to create classes of Units having those relative rights, powers, and duties as this Agreement may provide (and Manager shall have the authority to amend this Agreement to create such classes in compliance with Section 13.3), including, without limitation, rights, powers and duties superior to other classes of Units (including liquidation, voting, and other preferences). The Company shall maintain at its principal office a Unit register containing the names and addresses of the holders of record of Units. As of the date

hereof, Units have been issued to the Members as set forth in Exhibit A, attached hereto.

2.2. Record Holders; Certificates for Units.

2.2.1. Except as otherwise provided herein, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company. With respect to any Units, the Company shall be entitled to recognize the person in whose name such Units are registered on the books of the Company as the owner of such Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law. Without limiting the foregoing, when a person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another person in acquiring and/or holding Units, the Company shall be entitled to recognize such representative or nominee shall be the record holder of such Units.

2.2.2. If the Manager determines that the issuance of certificates representing the Units (defined below) is desirable, then each Member's Units will be represented by a certificate meeting the requirements of applicable law and otherwise in form and content as deemed appropriate by the Manager. Each certificate issued by the Company (if any) shall contain legends indicating that the Units represented by such certificates are restricted securities under both federal and state law and as otherwise determined by Manager in Manager's discretion.

2.3. Restriction on Transfer of Units. Units may only be transferred in accordance with the terms of this Agreement and each such transfer shall be recorded in the Unit register.

2.4. Sources of Additional Funds. If the Manager determines that the Company has cash needs in excess of available funds, the Company may:

2.4.1. Borrow funds from financial institutions or other third party sources of capital.

2.4.2. Borrow funds from the Manager or an Affiliate of the Manager or from a Member or an Affiliate of a Member. Any such loan shall be an Affiliate Transaction and shall comply with the requirements set forth in Section 5.1 hereof.

2.4.3. Raise additional capital for infusion into the Company, and, to the extent the parties investing such capital are not already Members, to admit such parties as additional members. The Members acknowledge and agree that in admitting new Members, their respective ownership percentage will be subject to dilution. Consistent with the foregoing, the Members shall execute all amendments and modifications to this Agreement as may be necessary or appropriate to effectuate the admission of new Members pursuant to this Section 2.4.3.

2.5. No Liability to Provide Additional Capital. Other than with respect to the purchase of Units, no Member shall be required to make any contribution to the capital of the Company.

2.6. No Preferred Returns; Limitations on Withdrawals. The respective rights of each Member to share in the capital of the Company, (i) by way of distributions, will be determined by Section 6.1, and (ii) on liquidation, will be determined by ARTICLE 10. Unless expressly set forth in this Agreement, no interest, dividend or preferred return shall be payable with respect to any Member's contribution to the capital of the Company. No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in this Agreement or as required by law.

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1. Exclusive Management by the Manager. The Manager shall manage the assets, business, and affairs of the Company. The Manager will make all decisions and perform any and all acts or activities necessary or appropriate to the management of the Company's assets, business, and affairs unless expressly limited by the terms of this Agreement or the Act. Without limiting the generality of the foregoing, the Members grant the Manager all powers which may be necessary or desirable to manage the assets, business, and affairs of the Company by and through the Manager, including the power to exercise on behalf and in the name of the Company all of the powers described in the Act and to do and perform all acts as may be necessary or appropriate to the conduct or furtherance of the business of the Company.

3.2. Members' Authority. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act in a provision that is not or cannot be altered by this Agreement. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

3.3. Performance of Duties. The Manager shall, however, devote such time, effort, and skill as Manager deems appropriate, in Manager's discretion, for the operation of the Company and the management of its affairs. Manager may delegate some or all of its duties to the officers of the Company (see Section 3.8 hereof), in Manager's discretion. The Manager may rely on information, opinions, reports, or statements of one or more officers, employees, or other agents of the Company whom the Manager believes to be reliable and competent, including any attorney, accountant, or other professional.

3.4. Payments to the Manager. The Manager may receive compensation for performing management duties, in such amounts as are determined in good faith by the Manager to be reasonable under the circumstances. Manager shall also be entitled to reimbursement of Manager's reasonable out-of-pocket expenses in connection with the performance of management duties.

3.5. Limited Liability. No person who is a Manager or officer of the Company may be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, by virtue of being on the Manager or one of the officers of the Company. Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any

Member, unless the loss or damage is the result of fraud, intentional misconduct, or an intentional violation of law by the Manager.

3.6. Resignation, Withdrawal or Removal of the Manager. The Manager shall cease to be a Manager, for all purposes, upon the Manager's death, disability or withdrawal as a Manager or if the Manager is removed as a Manager by the vote of a of Members holding a majority of the Units entitled to vote. Upon the occurrence of any of the foregoing events, if a Manager is also a Member, such Manager shall have only the rights and responsibilities of a Member who is not a Manager. If a Manager ceases to be a Manager upon the occurrence of any of the events specified above, a majority of the Units entitled to vote may elect a new Manager, who may but need not be a Member of the Company. Notwithstanding the foregoing, Brown may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment in a court of law, that Brown has committed fraud pertaining to the performance of his duties as Manager under this Agreement (a "**Manager Fraud Claim**") (for purposes of clarity, a Manager Fraud Claim shall not be subject to arbitration pursuant to Section 13.6.2).

3.7. Acts of Manager as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by the Manager, is not invalidated as to the Company by any lack of authority of the Manager in the absence of actual knowledge on the part of the other person that the Manager had no authority to execute the same.

3.8. Officers. To facilitate the operation of the Company, the Manager may elect to appoint officers of the Company to carry out such duties as may be delegated to them from time to time by the Manager. Such officers may include a President, a Vice-President, a Chief Financial Officer, a Chief Operations Officer, and a Secretary. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices and no officer need be a member of the Company. The officers may exercise such powers and perform such duties as are specified in this Agreement and as determined from time to time by the Manager. Any delegation pursuant to this Section may be revoked at any time by the Manager.

ARTICLE 4

MEMBERSHIP; MEMBER VOTING RIGHTS AND MEETINGS

4.1. Membership Interests. A Member's ownership interest in the Company shall be expressed as a number of "Units," whether whole or fractional, issued by the Company and as provided for herein. Each Member shall have the rights and powers with respect to such Member's ownership interest solely as set forth in this Agreement.

4.2. No Liability. No Member will be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise, except as provided by law or as specifically provided otherwise herein. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.

4.3. Voting Rights. Except as expressly provided in this Agreement, the Articles or as otherwise mandated by applicable law (in a provision that is not or cannot be altered by this Agreement), the Members shall have no voting, approval, or consent rights or any rights to call meetings of the Members. Except as otherwise required in this Agreement, a vote, consent or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The vote of any Member who is also the Manager shall be counted for all purposes.

4.4. Meetings. No regular, annual or special or other meetings of the Members are required to be held. If held, written notice of any meeting of Members shall be sent or otherwise given to each Member not less than five (5) nor more than thirty (30) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. Notwithstanding anything in the Act to the contrary, a meeting shall be held only when called (a) by the Manager or (b) by Members holding at least ten percent (10%) of the outstanding Units and only with respect to matters on which Members may vote. Any action that may be taken at a meeting of the Members may be taken without a meeting by written consent in accordance with the Act. Any Member may waive notice of or attendance at any meeting, or may attend by telephone or any other electronic communication device.

4.5. Action Without Meeting. Any action that is required or permitted to be taken at any meeting of the Members may be taken without a meeting if written consent setting forth the action to be taken is signed by the Members holding at least the minimum number of Units necessary to authorize or take such action at a meeting at which all the Members entitled to vote thereon were present and voted. Any action taken hereunder shall have the same force as an affirmative vote of the Members. All such consents shall be filed with the Manager or the secretary, if any, of the Company and shall be maintained in the Company records.

4.6. Record Date. In order that the Company may determine the Members of record entitled to notices of any meeting or to vote, or entitled to receive any distribution or to exercise any rights in respect of any distribution or to exercise any rights in respect of any other lawful action, the Manager may fix, in advance, a record date, that is not more than sixty (60) days or less than ten (10) days prior to the date of the meeting and not more than sixty (60) days prior to any other action. If no record date is fixed:

4.6.1. The record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held;

4.6.2. The record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given;

4.6.3. The record date for determining Members for any other purpose shall be at the close of business on the day on which the Manager adopts the resolution relating to such other purpose, or the 60th day prior to the date of the other action, whichever is later;

4.6.4. The determination of Members of record entitled to notice or to vote at a meeting of Members shall apply to any adjournment of the meeting unless a Manager or the Members who called the meeting fix a new record date for the adjourned meeting, but the Manager or the Members who called the meeting shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

ARTICLE 5

TRANACTIONS WITH AFFILIATES; BUSINESS OPPORTUNITIES

5.1. Transactions with Affiliates. The Members hereby acknowledge and agree that the Company, in the course of its business activities, may enter into contracts, agreements or other business dealings with the Members, the Manager, or Affiliates of the Members or Manager (any such contract, agreement or business dealing, an "**Affiliate Transaction**") provided all such contracts and agreements with Affiliates contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons which are not Affiliates of Members or Manager.

5.2. Outside Businesses. Unless otherwise agreed to in writing with the Company, the Manager, any Member and any Affiliate of any Member or the Manager may engage in or possess an interest in other profit-seeking or business ventures of any kind, nature or description, independently or with others, whether or not the ventures are competitive with the Company and the doctrine of corporate opportunity, or any analogous doctrine, will not apply. No Member, Manager or Affiliate of any Member or the Manager who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company will have any duty to communicate or offer the opportunity to the Company, and will not be liable to the Company or to any Member for breach of any fiduciary or other duty by reason of the fact that such person (or entity) pursues or acquires for, or directs the opportunity to another person (or entity) or does not communicate the opportunity or information to the Company. Neither the Company nor any Member, Manager or Affiliate of the foregoing will have any rights or obligations by virtue of this Agreement or the relationship created hereby in or to the independent ventures or the income or profits or losses derived therefrom, and the pursuit of the ventures, even if competitive with the activities of the Company, will not be deemed wrongful or improper.

ARTICLE 6

DISTRIBUTIONS

6.1. Distributable Cash. When and as determined by Manager in Manager's discretion, Distributable Cash shall be distributed to the Members pro rata in proportion to their holdings of Units or, if there are classes of Units, then each Unit shall receive distributions pro rata based on the class of such Units. For purposes of this Agreement, "**Distributable Cash**" means the amount of cash or other property the Manager deems available for distribution to the Members, in Manager's sole discretion, taking into account all current, future, and reasonably anticipated Company debts, liabilities, and obligations and amounts that the Manager deems necessary to place into reserves (a) for future claims, debts, liabilities, and obligations with respect to the Company's business, and (b) to reinvest in the business of the Company to facilitate future growth. All distributions will be made only to the persons who, according to the books and records of the

Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Manager shall incur any liability for making distributions in accordance with this ARTICLE 6.

6.2. Form of Distribution. A Member, regardless of the nature of the Member's contribution to the capital of the Company, may not demand or receive distributions from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a distribution of money being made to other Members. Except as provided in ARTICLE 10, on dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.3. Restriction on Distributions. No distribution may be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business.

6.4. Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member is obligated to return any distribution received from the Company or pay the amount of any distribution received from the Company for the account of the Company or to any creditor of the Company.

6.5. Withholding. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. If at any time the amount required to be withheld exceeds the amount that would otherwise be distributed to the Member to whom the withholding requirement applies, any such excess shall be deemed to be an interest free advance to the Member receiving such excess distributions, payable to the Company from subsequent distributions as made. Any amount withheld with respect to a Member shall be treated as though it had been distributed to that Member under Section 6.1 for all purposes of this Agreement. Each Member will furnish the Manager with such information as may reasonably be requested by the Manager from time to time to determine whether withholding is required, and each Member will promptly notify the Manager if such Manager determines at any time that it is subject to withholding.

ARTICLE 7

BOOKS AND RECORDS; ACCOUNTING

7.1. Books and Records. The books and records of the Company shall be maintained at the Company's principal place of business and in accordance with the requirements of Section 17701,13(d) of the Act. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business.

7.2. Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, will be made by the Manager who may rely on the advice of accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

7.3. Tax Classification. The Members intend that the Company shall be taxed as a c-corporation (a "**C Corporation**") subject to taxation pursuant to Subchapter C of Chapter I of the United State Internal Revenue Code of 1986, as amended (the "**Code**"). The Company shall make all elections to be taxed as a C Corporation for federal and state income tax purposes, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Units as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Manager; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a C Corporation for federal and state income tax purposes.

ARTICLE 8

TRANSFER OF INTERESTS

8.1. Transfer and Assignment of Interests.

8.1.1. No Member may transfer, assign, exchange, convey, sell, encumber, or in any way alienate (each of the foregoing constituting a "**Transfer**") any of its Units except as permitted in this ARTICLE 8. Transfers in violation of this Article are void and of no effect. In addition to the requirements set forth in this ARTICLE 8, Transfers of Units may only be made upon receipt of proper Transfer instructions from the registered holder of the Units being Transferred or by such person's attorney lawfully constituted in writing, and upon compliance with appropriate procedures for transferring Units as provided herein and as also may be required by Manager in Manager's reasonable discretion. After the consummation of any permitted Transfer, the Unit(s) so Transferred continue to be subject to the terms, provisions, and conditions of this Agreement and any further Transfers must comply with all of the terms, provisions, and conditions of this Agreement, including this Article.

8.1.2. A Member may Transfer Units to (a) the Company or Company's designee; (b) the parents, siblings, spouse or children of a Member, (c) if such Member is an entity, an Affiliate of such Member, and (d) any other person or entity with the written consent of the Manager, in Manager sole and absolute discretion (each, a "**Permitted Transfer**"). A Member making a Permitted Transfer shall not be required to comply with Sections 8.2 and 8.6, as applicable but must notify the Manager of the Transfer in writing at least ten (10) days prior to making such Transfer, which notice must include proof satisfactory to Manager that the Transfer constitutes a Permitted Transfer (unless Manager, in its discretion, determines to waive such requirement). As used in this Agreement, "**Affiliate**" means as to any person or entity, another person or entity controlling, controlled by or under common control with such person or entity, as determined in good faith by the Manager. If a Member is an entity, such Member shall be deemed to have Transferred its Units if such Member directly or indirectly transfers the power to direct or cause the direction of the management and policies of such Member, whether through the ownership of voting securities or by contract or otherwise.

8.1.3. Upon the occurrence of any Transfer, including a Permitted Transfer, the transferee (the "**Transferee**") may not become a substitute Member unless the requirements of Section 8.3 are met. Any Transferee who does not become a substitute Member may not vote or

participate in the management and affairs of the Company or become or exercise any of the rights of a Member, other than to receive, to the extent Transferred, the distributions of money or other property, to which the Transferor Member would be entitled.

8.2. Right of First Refusal. In addition to the other limitations and restrictions set forth in this ARTICLE 8, except with respect to Permitted Transfers or transfers of Units by involuntary means, including due to death and adjudication of incompetency, no Member shall Transfer Units (for purposes of this Section 8.2, the "**Offered Units**") unless such Member (for purposes of this Section 8.2, the "**Seller**") first offers to sell the Offered Units pursuant to the terms of this Section 8.2.

8.2.1. No Transfer may be made under this Section 8.2 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a Person (for purposes of this Section 8.2, the "**Purchaser**") to purchase the Offered Units for a purchase price (for purposes of this Section 8.2, the "**Offer Price**") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as hereinafter defined.

8.2.2. Prior to making any Transfer that is subject to the terms of this Section 8.2, the Seller shall give to the Company written notice (the "**Offer Notice**") which shall include a copy of the Purchase Offer and an offer (the "**Firm Offer**") to sell the Offered Units to the Company or Company's designee (the "**Offeree**") for the Offer Price, payable according to the same terms as those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

8.2.3. The Firm Offer shall be irrevocable for a period (the "**Offer Period**") ending at 11:59 p.m., local time at the Company's principal place of business, on the thirtieth (30th) day following the day of the Offer Notice.

8.2.4. At any time during the Offer Period, the Offeree may accept the Firm Offer as to all of the Offered Units, by giving written notice of such acceptance to the Seller. If the Offeree does not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

8.2.5. If the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within sixty (60) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and Offeree shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of the Firm Offer and this Section 8.2.

8.2.6. If the Firm Offer is not accepted in the manner hereinabove provided, the Seller may sell the Offered Units to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided, however, that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided, further, that such sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made

inapplicable to sales occurring under this Section 8.2. If the Offered Units is not sold in accordance with the terms of the preceding sentence, the Offered Units shall again become subject to all of the conditions and restrictions of this Section 8.2.

8.3. Substitution of Members. A Transferee of Units (including Permitted Transferees) may become a substitute Member only if (i) for any Transfer other than to a Permitted Transferee, the Manager consents in writing, (ii) all securities and tax requirements set forth in this Agreement are met, (iii) the Transferee executes an agreement or other instrument satisfactory to the Manager accepting, adopting, and agreeing to be bound by this Agreement, and (iv) the Transferee pays all reasonable expenses of the Company (including attorneys' fees) incurred in connection with the Transferee's admission as a substitute Member. The admission of a substitute Member does not release the Transferor Member from any liability the Transferor Member may have to the Company or the other Members.

8.4. Further Restrictions on Transfer. In addition to any other restrictions on transfer in this Agreement or at law, no Member may Transfer any of its Units: (a) unless the Units are subsequently registered under the Securities Act of 1933 and any appropriate state securities laws (or unless the Company receives an opinion of counsel satisfactory to the Manager that an exemption from registration is available); or (b) if the Manager determines, in Manager's reasonable and good faith discretion, that the Transfer may have an adverse effect on the Company.

8.5. Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative (each, a "**Legal Representative**") may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by the Member's Legal Representative or successor.

8.6. Drag-Along Rights. If the Members holding a majority of the outstanding Units ("**Majority Selling Group**") elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party (each such transaction referred to as a "**Company Unit Sale**"), the Majority Selling Group shall notify the other Members in writing of such Company Unit Sale. Upon request by the Majority Selling Group, the Members will consent to and raise no objections to the proposed transaction, and will take all other actions reasonably necessary or desirable to cause the consummation of such Company Unit Sale on the terms proposed by the Majority Selling Group. The obligations of the Members pursuant to this Section 8.6 with respect to a Company Unit Sale are subject to the following conditions: (x) the consideration payable upon consummation of such Company Unit Sale to all of the Members shall be allocated among the Members according to their ownership of Units, and (y) upon the consummation of the Company Unit Sale, all of the Members shall receive the same form of consideration per Unit, or if there are classes of Units, then each class shall receive the same form of consideration per Unit. Each Member agrees to be bound by agreements with respect to indemnification obligations, amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives; provided, that any such indemnification, escrow, holdback and adjustment obligations undertaken by any Member (A) shall be proportional to the share of the purchase price paid in connection with

such Company Unit Sale that is allocable to such Member and (B) shall not exceed the total amount of consideration received by such Member in connection with such Company Unit Sale (except with respect to representations and warranties relating solely to, or covenants entered into solely by, such Member, including representations as to title to Units or any non-compete). To the extent that a Member does not take any actions when requested by the Manager pursuant to this Section 8.6, each such Member hereby constitutes and appoints the members of the Majority Selling Group as such Member's true and lawful attorney-in-fact and authorizes the attorney-in-fact to execute on behalf of such Member any and all documents and instruments which the attorney-in-fact deems necessary and appropriate in connection with the Company Unit Sale. The foregoing power of attorney is irrevocable and is coupled with an interest.

ARTICLE 9

CONSEQUENCES OF DISSOCIATION EVENT OF MEMBER

9.1. Dissociation Event. The Company shall not dissolve upon the occurrence of a Dissociation Event. If a Member suffers a Dissociation Event, the Dissociated Member shall become an Economic Interest Owner (as defined below) only and shall no longer be entitled to vote or participate in the management or control of the Company or to demand information except as specifically required hereunder with respect to Economic Interest Owners. Notwithstanding any provision of the Act to the contrary, no Member or Dissociated Member shall be entitled to receive any cash or assets from the Company upon the occurrence of a Dissociation Event.

9.2. Definitions. As used herein, these terms have the following meanings:

9.2.1. "**Dissociated Member**" shall mean any Member who suffers a Dissociation Event.

9.2.2. "**Dissociation Event**" shall mean with respect to any Member, an event which terminates the continued membership of such Member, including, without limitation, the withdrawal, expulsion, bankruptcy, dissolution, or death of such Member.

9.2.3. "**Economic Interest**" shall mean a Member's right to share in the distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or except as provided in the Act, any right to information concerning the business and affairs of the Company.

9.2.4. "**Economic Interest Owner**" shall mean the owner of an Economic Interest who is not a Member.

9.3. Right of Purchase. If any Member suffers a Dissociation Event, such Dissociated Member's Units shall be subject to the purchase rights set forth herein. Upon a Dissociation Event, the Dissociated Member or its Legal Representative shall provide written notice to the Manager of the occurrence of a Dissociation Event ("**Dissociation Event Notice**"). At any time after a Dissociation Event, but not later than sixty (60) days after the Manager' s receipt of the Dissociation Event Notice, the Company, in the Manager' s sole discretion, shall have the right and option to purchase all of the Dissociated Member's Units. To exercise such option, Company

shall provide written notice to the Dissociated Member or its Legal Representative, as applicable ("**Selling Party**") of Company's election to purchase the Dissociated Member's Units ("**Dissociation Exercise Notice**"). The Manager may assign such purchase right to any person, including Affiliates of the Manager, in Manager' s sole discretion (the Company and any such assignee, the "**Purchasing Party**"). The purchase price ("**Purchase Price**") shall be the fair-market value of the Dissociated Member's Units which shall be determined by the Manager in Manager's good faith discretion. The Purchase Price shall be paid, in the sole discretion of Manager, either (i) entirely in cash, or (ii) in installments, with an initial cash payment toward the Purchase Price not less than twenty percent (20%) of the Purchase Price and the balance of the Purchase Price amortized, and payable, over a term of not more than three (3) years. The deferred balance of the Purchase Price shall be evidenced by a promissory note executed by the Purchasing Party and delivered to the Selling Party at the time of the initial payment toward the Purchase Price. The promissory note (i) shall bear interest at the rate per annum equal to the Bank of America N.T. & S.A. reference rate in effect as of the date of the promissory note, plus one percentage point; (ii) shall require payment of equal quarterly installments of principal and interest until the final payment thereon; (iii) shall expressly permit prepayments without penalty; (iv) shall require acceleration of the entire unpaid balance of principal and interest upon the earlier of any default in the payment of principal or interest thereunder, if such default is not cured within fifteen (15) days after receipt of written notice of default, or upon dissolution of the Company; and (v) otherwise shall contain then commercially reasonable terms and conditions. Notwithstanding the foregoing, under no circumstances shall the interest payable under the note exceed the limitations imposed at such time by applicable law. The closing for the purchase and sale of the Dissociated Member's Units shall occur at the Company' s principal place of business at 10:00 a.m. no later than ninety (90) days after the Manager' s receipt of the Dissociation Event Notice, unless such day is a weekend or national holiday, in which event, the closing will occur on the next business day. At the closing, the Selling Party shall deliver to the Purchasing Party (in form and substance reasonably acceptable to the Purchasing Party) and a duly executed assignment of Units (with certificate(s) evidencing such Units, if any). Upon request of the Purchasing Party concurrently therewith or at any time and from time to time thereafter, the Selling Member also shall execute and deliver such other documents and instruments as the Purchasing Party determines are necessary or desirable to consummate the closing and to transfer ownership, title and control of the Dissociated Member's Units to the Purchasing Party. At the closing, the Purchasing Party shall deliver to the Selling Member the cash portion of the Purchase Price in immediately available funds and, as applicable, the promissory note described herein for the Dissociated Member's Units.

ARTICLE 10

DISSOLUTION AND WINDING UP

10.1. Dissolution Events. The Company will be dissolved, its assets disposed of, and its affairs wound up upon the first to occur of the following:

10.1.1. The entry of a decree of judicial dissolution pursuant to Section 17707.03 of the Act;

10.1.2. The sale or other disposition of all or substantially all of the assets of the Company; or

10.1.3. The written consent to dissolve the Company of the Manager and of the Members holding a majority of the Units entitled to vote.

A Dissociation Event of a Member who is an individual or the dissolution of a Member that is an entity shall not give rise to the dissolution of the Company.

10.2. Winding Up. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up.

10.3. Distributions in Kind. Any non-cash asset distributed to one or more Members must first be valued at its fair market value. The amount distributed to each Member receiving an interest in the distributed asset is the fair market value of such interest (net of any liability secured by the asset that such Member assumes or takes subject to). The fair market value of the asset shall be determined by the Manager in good faith.

10.4. Order of Payment of Liabilities upon Dissolution.

10.4.1. After determining that all known liabilities of the Company including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, and subject to the provisions of Section 6.5, the remaining assets will be distributed to the Members in accordance with their distributed to the Members pro rata in accordance with their respective Units. The liquidating distributions must be made by the end of the Company's taxable year in which the Company is liquidated or, if later, within ninety (90) days after the date of the liquidation.

10.4.2. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, will be deemed to have been adequately provided for if the Company has complied with either of the following: (a) The payment of the debt or liability has been assumed or guaranteed in good faith by financially responsible person(s) or entities, and the provisions, including financial responsibility, was determined in good faith and with reasonable care by the Manager to be adequate at the time of any distribution of the assets hereunder; or (b) the amount of the debt or liability has been deposited by the Company into an account for that purpose. This Section 10.4.2 is not intended to prescribe the exclusive means of making adequate provision for the payment of debts and liabilities as required by the Act. The Manager may make other arrangements reasonably calculated to provide for the payment of debts and liabilities.

10.5. Limitations on Payments Made in Dissolution. Each Member is entitled to look solely at the assets of the Company for the return of any distributions to which such Member is entitled and will have no recourse for the return of the Member's investment or the receipt of distributions to which such Member is entitled hereunder (upon dissolution or otherwise) against the Manager or any other Member, except for fraud, intentional misconduct, or an intentional violation of law.

10.6. Certificate of Cancellation. As soon as possible following the occurrence of any of the events resulting in the dissolution of the Company, the Manager shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

ARTICLE 11

INDEMNIFICATION AND INSURANCE

11.1. Indemnification of Agents. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Member, Manager, advisor, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, advisor, officer, employee or agent, he, she or it is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "**Agent**"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit. The Company shall be authorized to enter into indemnity agreements from time to time with any person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Company deems appropriate in its business judgment. The Members acknowledge that certain debt of the Company has been, and may be in the future be, personally guaranteed or cosigned by the Manager, and that any indemnity agreement entered into between the Company and Manager may indemnify Manager for personal liability incurred by Manager with respect to any such Company debt. The Company may defend an Agent with respect to allegations of gross negligence or willful misconduct, but the Company shall have no duty to indemnify an agent in connection with any acts or omissions constituting gross negligence or willful misconduct.

11.2. Insurance.

11.2.1. The Company may secure in its own name and at its own expense, key man, life, and/or disability insurance policies upon the life of any of the Members. None of the Members, nor any of their respective family members, heirs, or beneficiaries shall be entitled to the proceeds thereof. Such insurance shall be available to the Company to offset any payments due to any Member under this ARTICLE 11.

11.2.2. The Company shall have the power to purchase and maintain insurance on behalf of the Manager and any Agent of the Company against any liability asserted against such Agent and incurred by such Agent in any such capacity, or arising out of such party's status as an agent, whether or not the Company would have the power to indemnify such Agent against such liability under the provisions of Section 11.1 or under applicable law.

ARTICLE 12

INVESTMENT REPRESENTATIONS; REPURCHASE RIGHT

Each Member (by executing this Agreement, a counterpart hereof, a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

12.1. Investment Due Diligence. The Member: (a) has received and reviewed all information the Member considers necessary or appropriate for deciding whether to purchase the Units; and (b) has had an opportunity to ask questions and receive answers from the Company and

its Manager regarding the terms and conditions of purchase of the Units and the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided such Member. The Member has had the opportunity to consult with the Member's own professional advisors regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent the Member considers necessary.

12.2. No Representations by the Company. Neither the Manager, any other Member, any agent or any employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Units may be may freely transferred, that a percentage of profit or amount or type of consideration will be realized as a result of an investment in the Units, that past performance or experience on the part of any of the Manager or its Affiliates or any other person in any way indicates the predictable results of the ownership of the Units or of the overall business of the Company, that any cash distributions from the Company's operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

12.3. Investment Intent. The Member is acquiring Units for investment purposes, for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of the Units being purchased. No other person will have any direct or indirect beneficial interest in or right to the Units being purchased.

12.4. Economic Risk. The Member is financially able to bear the economic risk of the Member's investment in the Units, including the total loss of such investment. The Member acknowledges that the purchase of Units is a speculative investment which involves a substantial degree of risk of loss of the Member's entire investment in the Company, that the Member understands and takes full cognizance of the risks related to the purchase of the Units.

12.5. No Registration of Units. The Member acknowledges having been advised that the Units have not been registered under the Securities Act of 1933, or qualified under the any applicable blue sky laws.

12.6. Units are Restricted Securities. The Member understands that the Units are a "restricted security" under the Securities Act of 1933 in that the Units will be acquired from the Company in a transaction not involving a public offering, and that the Units may be resold without registration under the Securities Act of 1933 only in certain limited circumstances and that otherwise the Units must be held indefinitely.

12.7. No Disposition in Violation of Law. Without limiting the representations set forth above or the other provisions of this Agreement, the Member will not make any disposition of all or any part of the Member's Units which will result in the violation by the Member or by the Company of the Securities Act 1933 or of any other applicable securities laws.

12.8. Restrictions on Transferability. The Member acknowledges that there are substantial restrictions on the transferability of the Units pursuant to this Agreement, that there is

no public market for the Units and none is expected to develop, and that, accordingly, it may not be possible to liquidate the investment in the Company.

12.9. Repurchase Right. If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member pursuant to Section 6.1.

ARTICLE 13

MISCELLANEOUS

13.1. No Third-Party Beneficiary Right. The provisions of the Agreement are intended only for the regulation of relations among the Members and the Company. The Agreement is not intended for the benefit of non-Member creditors and does not grant any rights to or confer any benefits on non-Member creditors or any other person who is not a Member except as specifically provided in this Agreement.

13.2. No Interest in Company Property: Waiver of Action for Partition. No Member or Transferee has any interest in specific property of the Company. Without limiting the foregoing, each Member and Transferee irrevocably waives during the term of the Company any right it may have to maintain an action for partition with respect to property of the Company.

13.3. Amendments. Except as provided herein, any amendment to this Agreement or the Articles must be in writing and shall require the approval of the Manager and the Members holding a majority of the Units entitled to vote. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action, even Members who did not vote for or consent to such amendment. Notwithstanding the foregoing, (a) no amendment to this Agreement may enlarge the obligations of any Member under this Agreement without its consent, and (b) the Manager, without the approval of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (i) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company; (ii) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement; (iii) a change that Manager determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that the Company will be taxed as an entity for federal income tax purposes as the Company specifically so designates; or (iv) a change that, in the sole discretion of Manager, it determines does not adversely affect the Members (including adversely affecting the holders of any particular class of Units as compared to other holders of other classes of Units) in any material respect, and either is determined to be (A) necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or

judicial authority or contained in any federal or state statute, or (B) necessary or reasonable to effect the intent of the provisions of this Agreement. Each Member covenants, on its own behalf, and on behalf of its successors, assigns, heirs and personal representatives, to execute and deliver with acknowledgment or affidavit, if required, all documents and writings that may be necessary or appropriate to effectuate amendments pursuant to this Section 13.3.

13.4. Further Assurances. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

13.5. Power of Attorney. Each Member, by executing this Agreement, hereby constitutes and appoints the Manager, as such Member's attorney-in-fact, with full power and authority to act in its name and on its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business ("**Power of Attorney**"), including without limitation the following: (a) any amendments to this Agreement (subject to the provisions of Section 13.3 above); (b) any instrument which may be required to be filed by the Company under appropriate state law or by any governmental agency or which the Manager deems advisable to file; and (c) any documents which may be required to be filed by the Company in connection with the admission of substitute or additional Members, or the dissolution and termination of the Company, provided such continuation or dissolution and termination are in accordance with the terms of this Agreement. Each Member further acknowledges that, by executing this Agreement, the Power of Attorney granted to the Manager pursuant to this Section 13.5: (i) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or dissolution of the Member, (ii) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by a single signature of the Manager acting as attorney-in-fact for all of them, and (iii) shall survive the delivery of an assignment by a Member of the whole or any portion of its ownership interest in the Company; except that where the assignee of the whole of a Member's Units has been approved by the Manager for admission to the Company as a substitute Member, the Power of Attorney of the assignor shall survive the effective date of such substitution for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

13.6. Governing Law; Dispute Resolution.

13.6.1. Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles.

13.6.2. Arbitration. Except where specific performance is permitted by this Agreement or with respect to a Manager Fraud Claim, arbitration constitutes the sole and exclusive remedy for the settlement of any dispute or controversy concerning this Agreement or the rights of the parties to this Agreement, including whether such dispute or controversy is arbitrable. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator. The arbitration shall be administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. To the extent there is any conflict between the rules of the JAMS and this arbitration clause, this clause will govern and determine the rights of the parties. The decision of the arbitrator, including but not limited to the determination of the amount of any damages suffered or the right to an injunction, will be exclusive, final, and

binding on all parties, their heirs, executors, administrators, successors, and assigns, as applicable, and judgment thereon may be entered in any court of competent jurisdiction. The costs of arbitration, including administrative fees, fees for a record and transcript, and the arbitrator's fees, as well as reasonable attorneys' fees will be awarded to the party determined by the arbitrator to be the prevailing party.

13.6.3. Venue and Jurisdiction. Except as provided in Section 13.6.2, all actions and proceedings arising in connection with this Agreement (including a Manager Fraud Claim) must be tried and litigated exclusively in the State and Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

13.7. Counterparts/Signatures/Exhibits. This Agreement may be executed in any number of counterparts, each of which is deemed an original and all of which together constitute one document. A signature received via facsimile, e-mail, .pdf or other electronic signature shall be as legally binding for all purposes as an original signature. All exhibits and schedules attached to and referenced in this Agreement are incorporated into this Agreement.

13.8. Time of Essence. Time and strict and punctual performance are of the essence with respect to each provision of this Agreement.

13.9. Interpretation. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. The Section headings in this Agreement: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

13.10. Successors-in-Interest and Assigns. Subject to the restrictions on transferability contained in this Agreement, this Agreement, including any amendment to this Agreement in compliance with Section 13.3, is and shall be binding upon and shall inure to the benefit of the successors-in-interest and assigns of each party to this Agreement.

13.11. Notices. All notices and other communications provided for herein must be in writing and must be delivered by hand or overnight courier service, mailed by certified or registered mail, or e-mailed, (a) if to the Company, to the address of the Company set forth below its name on the Signature Page hereto, or (b) if to a Member, the address of the Member set forth in the Company books and records. Notices sent by hand delivery or overnight courier service, or

mailed by certified or registered mail, will be deemed to have been given when received (except that, if not given during normal business hours for the recipient, will be deemed to have been given at the opening of business on the next business day for the recipient). Notices by email will be deemed to have been given when sent in accordance with this Section. Each party shall make a reasonable, good faith effort to ensure that it will accept or receive notices to it that are given in accordance with this Section (which shall include the obligation of each Member to designate the Company's email address as a "safe sender" to avoid email notices being diverted to a spam filter). A party may change its address for purposes of this Section by giving the other party(ies) written notice of a new address in the manner set forth above.

13.12. Waiver. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

13.13. Drafting Ambiguities. Each party to this Agreement has had the opportunity to have its legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

13.14. Entire Agreement. This Agreement (including any a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) and the Articles constitute the complete and exclusive statement of agreement among the Members and Company with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and the Company. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or the Company or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control. For purposes of clarity, this Agreement shall not replace any subscription documents entered into by a Member with respect to an investment in the Company, provided, however, if there is any discrepancy between any of the subscription documents and this Agreement, this Agreement shall control.

13.15. Spousal Consent. As a condition precedent to the admission into membership of each married Member, such Member's spouse, at the request of Manager, shall be required to execute a consent, in a form deemed appropriate by Manager, to be bound in all respects, including as to such spouse's ownership interests, if any, in the Member's Units, to the terms of this Agreement.

13.16. Conversion to Corporate Form. At any time, if deemed advisable by the Manager, the Manager shall have the right, with no action on the part of the Members, to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation (a "**Conversion**"), in each case solely for the purposes of converting to a corporation that is per se taxed as a

corporation and not to effect any change in ownership of the Company. Each Member further agrees that the Manager may take, without any action or further authorization of the Members, any and all actions necessary or desirable, in the discretion of the Manager, to effect such conversion, merger or consolidation, including, without limitation, preparing and filing certificates, executing agreements, making necessary or appropriate amendments to this Agreement (including terminating this Agreement or converting this Agreement into a stockholders agreement), converting Units into securities of the C Corporation or disposing of Units. The Manager shall structure the Conversion so that the relative percentage equity interests, relative voting rights and economic positions of the Members immediately prior to the Conversion will be maintained in the Conversion. In connection with the Conversion, the Company shall make or apply for all filings, permits, authorizations, consents and approvals as may be required under applicable state or federal law, or by any administrative agency or commission or other governmental regulatory authority or agency (a "**Governmental Entity**"). Each of the Members agrees to take all actions reasonably requested by the Company in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including making all filings required to be made or obtained by the Company or such Member in connection with the consummation of the Conversion. It shall be a condition to the consummation of the Conversion, that all filings, permits, authorizations, consents and approvals of Governmental Entities required in connection therewith have been made or obtained.

13.17. Acknowledgement Regarding Company Counsel. With respect to issues related to this Agreement, each Member acknowledges that counsel to the Company has represented the Company only and does not and will not represent any Member in the absence of a clear and explicit agreement to such effect between such Member and Company's counsel, and without such written agreement Company's counsel shall owe no duties directly to such Member.

[Signatures on Next Page]

[SIGNATURE PAGE]

The undersigned have executed this Operating Agreement agreeing to be bound hereby, effective as of the date first written above.

MEMBERS:

____
Jeffrey Lamont Brown

____
Jennifer Chen

COMPANY:

____
Jeffrey Lamont Brown, Manager

Company notice information:

Tallgrass Pictures, LLC
Att: Jeffrey Lamont Brown, Manager
710 13th Street (#300)
San Diego, California 92101
Email: jb@izolabakery.com

EXHIBIT A

Units Issued
(as of June 9, 2022)

MEMBERS	# OF UNITS	OWNERSHIP PERCENTAGE
Jeffrey Lamont Brown	9,600,000 Units	80%
Jennifer Chen	2,400,000 Units	20%
Total	12,000,000 Units	100%

EXHIBIT I

Executed November 5, 2025 promissory note — 3320 Fairmount LLC to Tallgrass Pictures LLC

Complete signed source reproduced on the following pages. The executed source PDF remains controlling.

PROMISSORY NOTE

$211,000.00 San Diego, California
Date: November 5, 2025

FOR VALUE RECEIVED, 3320 Fairmount LLC, a California limited liability company ("**Borrower**"), promises to pay to the order of Tallgrass Pictures LLC, a California limited liability company ("**Lender**"), at such address as Lender may from time to time designate in writing, the principal sum of Two Hundred Eleven Thousand Dollars ($211,000.00), together with interest thereon from the date first written above, at a rate equal to three and seventy-four one hundredths percent (7.00%), per annum, payable in accordance with the terms of this Promissory Note (this "**Note**"):

1. **Interest Rate.** Interest shall accrue on the unpaid principal balance at the rate of seven percent (7.00%) per annum, calculated on the basis of a 360-day year consisting of twelve (12) thirty-day months (30/360 basis).

2. **Payment Terms.**

(a) Commencing on December 1, 2025, and continuing on the first (1st) day of each calendar month thereafter until the Maturity Date (as hereinafter defined), Borrower shall pay to Lender equal monthly installments of principal and interest, each in the amount of One Thousand Four Hundred Ninety-Three and 19/100 Dollars ($1,493.19), which amount is based upon (i) the original principal balance of this Note, (ii) an annual interest rate of seven percent (7.00%), and (iii) a full amortization over a twenty-five (25)-year term, with interest calculated on the basis of a 360-day year consisting of twelve (12) months of thirty (30) days each (the "30/360 convention"). Each monthly installment shall be applied first to the payment of accrued interest and the balance to the reduction of principal. In the event of any partial prepayment of principal, each subsequent monthly installment shall continue in the same amount, but the number of remaining installments shall be reduced accordingly.

(b) The entire outstanding principal balance of this Note, together with all accrued and unpaid interest and any other sums due hereunder, shall be due and payable in full upon completion of the final scheduled monthly installment, which is due on November 1, 2050 (the "**Maturity Date**"). Each monthly installment shall include both principal and interest such that, if all payments are made when due, the principal balance of this Note shall be fully amortized and paid in full on the Maturity Date.

(c) All payments by Borrower under this Note shall be (i) made in lawful money of the United States of America without set-off, deduction, or counterclaim of any kind whatsoever, (ii) credited first to amounts for late charges, if any, second to amounts for Lender's costs of enforcing this Note, if any, third to any unpaid and accrued interest under this Note, and finally to the principal balance under this Note, and (iii) deemed paid by Borrower only upon actual receipt by Lender at the address shown in Paragraph 11, below, or at such other place as Lender may from time to time direct by written notice to Borrower.

3. **Prepayment.** Borrower may, at any time and from time to time, prepay this Note, in whole or in part, without premium or penalty. Any partial prepayment shall be applied first to accrued but unpaid interest and then to principal, in the inverse order of maturity, unless otherwise directed by Borrower and accepted by Lender. No prepayment of principal shall extend, defer, or postpone the Maturity Date or the due date of any subsequent installment. Each such prepayment shall instead reduce the outstanding principal balance, and the remaining balance shall continue to amortize in accordance with the payment schedule, thereby shortening the overall term of this Note. Lender may, at its option and upon written notice to Borrower, elect to recast the amortization schedule so as to maintain the original Maturity Date, provided that such adjustment does not increase the amount of any scheduled monthly installment.

4. **Events of Default.** Each of the following shall constitute an "**Event of Default**" hereunder:

(a) if Borrower fails to pay any installment of principal, interest, or other sum due under this Note in full on or before the seventh (7th) day after its due date, time being of the essence, whether or not Lender provides written notice of such failure;

(b) if Borrower fails to timely pay the entire unpaid principal, accrued interest, and all other amounts due under this Note by the Maturity Date;

(c) Borrower's (i) insolvency, (ii) making an assignment for the benefit of creditors, (iii) filing or suffering the filing of a petition in bankruptcy or for reorganization, or (iv) appointment of a receiver for Borrower or its property that is not dismissed within sixty (60) days;

(d) the sale, transfer, or conveyance of the real property commonly known as 3320 & 3326 Fairmount Avenue, San Diego, California 92105, or any interest therein, without Lender's prior written consent;

(e) if Borrower attempts to refinance, restructure, or otherwise replace the indebtedness evidenced by this Note without paying Lender in full in cash at the time of such refinancing; and

(f) the refinancing or replacement of Borrower's existing loan with Live Oak Banking Company without paying Lender in full in cash at the time of such refinancing or replacement.

Upon the occurrence and during the continuance of any Event of Default, the entire principal balance of this Note, together with all accrued and unpaid interest, late charges, and other sums due hereunder, shall, at the option of Lender at once become immediately due and payable. In addition to the foregoing, Lender shall be entitled to exercise any and all rights and remedies available to it under this Note, at law, or in equity, all of which shall be cumulative.

5. **Late Charge.** If any monthly installment of principal and/or interest is not received by Lender on or before the seventh (7th) day following the date on which such installment is due, Borrower shall immediately pay to Lender a late charge equal to five percent (5%) of the delinquent amount; provided, however, that in no event shall such late charge exceed

the maximum amount permitted by applicable law. Borrower acknowledges that such late charge constitutes a fair and reasonable estimate of the additional administrative costs that Lender will incur as a result of any such late payment and is not a penalty. The assessment of a late charge shall not be deemed to excuse or cure any default or to constitute a waiver of any of Lender's other rights or remedies, including, without limitation, Lender's right to declare all sums due under this Note immediately due and payable. The late charge shall be in addition to, and not in lieu of, interest accruing at the Default Rate or any other rights or remedies of Lender upon an Event of Default.

6. **Default Interest.** From and after the occurrence and during the continuance of any Event of Default, interest shall accrue on the entire unpaid principal balance of this Note and on all other amounts due hereunder at a rate per annum equal to the lesser of (i) the non-default interest rate specified herein plus five percent (5%), or (ii) the maximum rate permitted under applicable law (the "**Default Rate**"). Interest at the Default Rate shall be immediately due and payable without notice or demand and shall continue to accrue until all amounts owing under this Note have been paid in full, whether or not Lender has exercised its right to accelerate the maturity of this Note. Borrower acknowledges and agrees that the Default Rate constitutes a reasonable estimate of Lender's additional administrative costs, expenses, and increased risk arising from an Event of Default, and that imposition of the Default Rate is intended as liquidated damages and not as a penalty.

7. **Waivers.** Borrower waives presentment, demand for payment, notice of dishonor, protest, and notice of protest, and agrees that Lender may extend, renew, or modify this Note without notice to or consent by Borrower.

8. **Governing Law; Venue; Jurisdiction.** This Note shall be governed by, and construed in accordance with, the laws of the State of California. If California's conflict of law rules would apply the laws of another jurisdiction, the parties agree that California law shall nevertheless govern. Borrower and Lender (a) agree that any and all claims, actions, or proceedings arising out of or relating to this Note shall be brought exclusively in the state or federal courts located within the State of California, (b) consent to the personal jurisdiction of such courts, and (c) waive (i) any objection to jurisdiction or venue in such courts, and (ii) any claim or defense of inconvenient forum or improper venue.

9. **Further Assurances; Due Authority.** Borrower shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Note.

10. **Amendments.** This Note and any provision hereof may be amended, modified, or waived only by a writing signed by both Borrower and Lender.

11. **Notices.** All notices, requests, demands, instructions, or other communications required or permitted under this Note shall be in writing and shall be deemed given and effective (a) five (5) Business Days after deposit in the United States mail, registered or certified, postage prepaid, return receipt requested; (b) one (1) Business Day after deposit with a nationally recognized overnight courier service for next-business-day delivery; (c) when delivered, if delivered personally to the intended recipient; or (d) when sent by email to the recipient's email

address designated below (provided that the sender does not receive an automatic error reply). "**Business Day**" means any day other than a Saturday, Sunday, or day on which banks in California are authorized or required by law to close. Any party may change its address or email address for notice by giving notice to the other party in accordance with this Section. Notices shall be deemed effective whether or not actually received, provided they were sent in accordance with this Section.

If to Borrower:

3312 Front Street
San Diego, CA 92103
Attn: Jeffrey Brown
E-Mail: jb@izolabakery.com

If to Lender:

3312 Front Street
San Diego, CA 92103
Attn: Jeffrey Brown
E-Mail: jb@izolabakery.com

12. **Successors and Assigns.** Upon any endorsement, assignment or other transfer of this Note by Lender or by operation of law, the term "Lender," as used herein, shall mean such endorsee, assignee or other transferee or successor to Lender then becoming the Lender of this Note. This Note shall inure to the benefit of Lender and her successors and assigns and shall be binding upon the undersigned and her successors and assigns. The term "Borrower" as used herein, shall include the successors, assigns, legal and personal representatives, executors, administrators, devisees, legatees and heirs of Borrower.

13. **Time of Essence.** Time and strict and punctual performance are of the essence with respect to each provision of this Note.

14. **Attorneys' Fees.** In the event any litigation, arbitration, mediation, or other proceeding ("**Proceeding**") is initiated by any party(ies) against any other party(ies) to enforce, interpret or otherwise obtain judicial or quasi-judicial relief in connection with this Note, the prevailing party(ies) in such Proceeding shall be entitled to recover from the unsuccessful party(ies) all costs, expenses, and reasonable attorneys' and expert witness fees relating to or arising out of (a) such Proceeding (whether or not such Proceeding proceeds to judgment), and (b) any post judgment or post award proceeding including without limitation one to enforce any judgment or award resulting from any such Proceeding. Any such judgment or award shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and actual attorneys' fees.

15. **Partial Invalidity/Interpretation.** Each provision of this Note is valid and enforceable to the fullest extent permitted by law. If any provision of this Note (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Note, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by

such invalidity or unenforceability. No provision of this Note is to be interpreted for or against either party because that party or that party's legal representative drafted such provision.

16. **Waiver.** Any waiver of a default or provision under this Note must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Note. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

17. **Usury Savings.** Borrower and Lender intend to contract in compliance with all state and federal usury laws governing the loan evidenced by this Note. Lender and Borrower agree that none of the terms of this Note shall be construed as a contract for or a requirement to pay interest at a rate in excess of the maximum interest rate allowed by any applicable state or federal usury laws. If Lender receives sums which constitute interest that would otherwise increase the effective interest rate on this Note to a rate in excess of that permitted by any applicable law, then all such sums constituting interest in excess of the maximum lawful rate shall, at Lender's option, either be credited to the payment of principal or returned to Borrower. The provisions of this Paragraph control the other provisions of this Note and any other agreement between Borrower and Lender.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Promissory Note effective as of the day and year first above written.

MAKER:

3320 Fairmount LLC,
a California limited liability company

By: ______________________
Name: Jeffrey Lamont Brown
Its: Member

By: ______________________
Name: Jennifer Jahling Chen
Its: Member

[Signature Page to Promissory Note]